UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Quarter Ended October 31, 2005

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and six months ended October 31, 2005 and 2004, and (iii) other information, and is being made pursuant to the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”).

ii

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

	Condensed Consolidated Balance Sheets as of October 31, 2005 and April 30, 2005	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and six months ended October 31, 2005 and 2004	2

	Condensed Consolidated Statements of Cash Flows for the three months and six months ended October 31, 2005 and 2004	3

	Notes to Condensed Consolidated Financial Statements	4

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004	21

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	35

Item 4.	Controls and Procedures	36

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings	56

Signatures		57

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF OCTOBER 31, 2005 AND APRIL 30, 2005

(Expressed in United States dollars)

	October 31, 2005	April 30, 2005
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	23,611	32,717
Accounts receivable-trade (net of allowance for doubtful accounts of $159 thousand and $134 thousand at October 31, 2005 and April 30, 2005, respectively)	22,027	17,680
Inventories (Note 2)	18,770	18,139
Prepaid expenses and other current assets (Notes 6 and 7)	10,466	7,155

Total current assets	74,874	75,691

Property, plant and equipment, net (Note 3)	104,491	93,812
Deferred charges, net	8,046	6,297
Other non-current assets (Note 6)	674	2,946

Total assets	188,085	178,746

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank loan	—	4,227
Accounts payable	37,773	23,509
Accrued liabilities	18,013	18,766
Amount due to QPL (Note 4)	701	2,906
Current portion of capital lease obligations (Note 6)	5,381	1,737

Total current liabilities	61,868	51,145

Accounts payable, net of current portion	5,496	—
9.25% senior notes due 2011	150,000	150,000
Capital lease obligations, net of current portion (Note 6)	—	4,057

Total liabilities	217,364	205,202

Commitments and contingencies (Note 7)

Series A Redeemable Convertible Preferred Shares (Note 9)	2,896	—

Shareholders’ deficit:
Common stock	6,860	6,855
Less: Repurchase of shares at par	(71)	(71)
Additional paid-in capital	244,627	231,108
Deferred stock-based compensation	(177)	(393)
Accumulated other comprehensive loss	(254)	(234)
Accumulated deficit	(283,160)	(263,721)

Total shareholders’ deficit	(32,175)	(26,456)

Total liabilities and shareholders’ deficit	188,085	178,746

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND SIX MONTHS

ENDED OCTOBER 31, 2005 AND 2004

(Expressed in United States dollars, except share and per share data)

(Unaudited)

	Three months ended		Six months ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
	$’000	$’000	$’000	$’000
Net sales	42,647	47,527	84,547	103,076

Cost of sales (Notes 2 and 4)	38,643	45,237	79,659	94,022

Gross profit	4,004	2,290	4,888	9,054

Operating expenses:
Selling, general and administrative	7,528	6,646	13,584	13,365
Research and development	1,083	1,128	2,292	2,332
Reorganization expenses (Note 5)	1,319	713	1,319	713

Total operating expenses	9,930	8,487	17,195	16,410

Loss from operations	(5,926)	(6,197)	(12,307)	(7,356)
Other income, net	89	181	579	232
Interest expense:
- amortization of deferred charges	(252)	(231)	(504)	(466)
- third parties	(3,597)	(3,468)	(7,197)	(6,937)

Loss before income taxes	(9,686)	(9,715)	(19,429)	(14,527)
Income tax expense	(5)	—	(10)	(5)

Net loss	(9,691)	(9,715)	(19,439)	(14,532)
Other comprehensive loss:
Foreign currency translation	(4)	(82)	(20)	(108)

Comprehensive loss	(9,695)	(9,797)	(19,459)	(14,640)

Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Basic and diluted weighted average number of ordinary shares outstanding	678,784,775	677,892,610	678,705,215	677,706,325

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.07)	$(0.07)	$(0.14)	$(0.11)

Basic and diluted weighted average number of ADSs outstanding	135,756,955	135,578,522	135,741,043	135,541,265

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 2005 AND 2004

(Expressed in United States dollars)

(Unaudited)

	Three months ended		Six months ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	(9,691)	(9,715)	(19,439)	(14,532)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	6,590	7,543	13,504	14,571
Deferred charges	252	231	504	466
(Gain) Loss on disposal of property, plant and equipment, net	(2)	2	(1)	122
(Reversal) Amortization of stock-based compensation	(8)	64	(84)	126
Changes in operating assets and liabilities:
Accounts receivable-trade, net	(2,742)	4,679	(4,347)	6,493
Inventories	(903)	1,937	(612)	3,192
Prepaid expenses and other current assets	(2,396)	455	(3,311)	(800)
Other non-current assets	1,630	(1,659)	2,272	(1,659)
Accounts payable	2,705	(1,906)	5,598	(3,788)
Accrued liabilities	5,603	4,588	229	851
Amount due to QPL	3,395	(1,293)	5,295	(2,346)

Net cash provided by (used in) operating activities	4,433	4,926	(392)	2,696

Investing activities:
Proceeds from disposal of property, plant and equipment	2	—	2	—
Acquisition of property, plant and equipment	(4,345)	(14,720)	(10,041)	(20,033)

Net cash used in investing activities	(4,343)	(14,720)	(10,039)	(20,033)

Financing activities:
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	7,500	—	7,500	—
Payment of financing costs	(1,561)	—	(1,561)	—
Repayment of short-term bank loan	(1,232)	—	(4,227)	—
Proceeds from stock options exercised	26	3	46	180
Payment of debt issuance cost	—	(5)	—	(100)
Repayment of capital lease obligations	(355)	—	(413)	—

Net cash provided by (used in) financing activities	4,378	(2)	1,345	80

Net increase (decrease) in cash and cash equivalents	4,468	(9,796)	(9,086)	(17,257)
Cash and cash equivalents at beginning of period	19,147	55,123	32,717	62,610
Effects of foreign exchange rates change	(4)	(82)	(20)	(108)

Cash and cash equivalents at the end of period	23,611	45,245	23,611	45,245

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	126	—	7,128	7,130
Income tax	—	—	624	5
Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	7,500	—	7,500	—

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2005 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2005. The interim financial statements for the three months and six months ended October 31, 2005 and 2004 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company has experienced net losses of $99.1 million, $16.7 million, $60.4 million, $9.7 million and $19.4 million for the years ended April 30, 2003, 2004, 2005 and for the three months and six months ended October 31, 2005, respectively. As of April 30, 2005 and October 31, 2005, the Company had net liabilities of $26.5 million and $29.3 million, respectively, and an accumulated deficit of $263.7 million and $283.2 million, respectively. In response to the current financial conditions, the Company has entered into financing agreements with two of the Company’s principal shareholder groups, with the commitments aggregating $30.0 million, to finance the Company’s operations (Note 9). Together with the strategic decision to move substantially all of the Company’s Hong Kong manufacturing operations to Dongguan, China in order to reduce the costs and to provide better access to the high-growth semiconductor market in China, management believes there are sufficient financial and cash resources to finance the Company as a going concern in the next twelve months.

Accordingly, management has prepared the financial statements on a going concern basis.

Recent Accounting Pronouncements

On October 18, 2005, the Financial Accounting Standards Board (“FASB”) staff issued FASB Staff Position No. FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R) (the “FSP”). The FSP provides that the grant date for purposes of accounting for stock-based compensation awards under FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123(R)), can be established prior to the communication of the key terms of the award to the recipient if certain conditions are met. The FSP provides that a mutual understanding of the key terms and conditions of an award exists at the date the award is approved by the Board of Directors or other management with relevant authority if both of the following conditions are met: (i) the award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer; and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.

The FSP should be applied upon initial adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) (“SFAS 123(R)”). The Company intends to adopt SFAS No. 123(R) as of the beginning of the first quarter of fiscal year 2007, which fiscal year begins on May 1, 2006.

Stock-Based Compensation

SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers, and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

The Company has applied the pro-forma fair value disclosure as required under SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	(Unaudited) Three Months Ended		(Unaudited) Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
	$’000	$’000	$’000	$’000
Net loss
Net loss, as reported	(9,691)	(9,715)	(19,439)	(14,532)
Add: stock-based employee compensation (reversal) expense as included in the reported net loss, net of tax effect	(8)	64	(84)	126
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(311)	(1,023)	(698)	(2,644)
Net loss, pro forma	(10,010)	(10,674)	(20,221)	(17,050)

Net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.01)	(0.03)	(0.02)
- Diluted	(0.01)	(0.01)	(0.03)	(0.02)

Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.02)	(0.03)	(0.03)
- Diluted	(0.01)	(0.02)	(0.03)	(0.03)

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	October 31, 2005	April 30, 2005
	$’000	$’000
	(Unaudited)
Raw materials	14,992	14,609
Work-in-progress	2,616	1,741
Finished goods	1,162	1,789

	18,770	18,139

Management continuously reviews slow-moving and obsolete inventories and assesses any inventories obsolescence based on inventory levels, material composition and expected usage as of that date. During the three months ended October 31, 2005 and 2004, there were non-cash write-offs of specific inventories of $219 thousand and $664 thousand, respectively. During the six months ended October 31, 2005 and 2004, the non-cash write-offs of specific inventories amounted to $395 thousand and $1.3 million, respectively.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included equipment leased under capital leases with a cost of $5.7 million less accumulated depreciation of $1.3 million and $511 thousand, after impairment charge, as of October 31, 2005 and April 30, 2005, respectively. Depreciation is provided on a straight-line basis over the term of the leases.

4.	RELATED PARTY TRANSACTIONS

During the six months ended October 31, 2005, the Company undertook significant transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively referred to as “QPL”). QPL owned approximately 42.4% and 42.5% of the Company’s ordinary shares as of October 31, 2005 and April 30, 2005, respectively.

Major transactions with QPL during the three months and six months ended October 31, 2005 and 2004 are summarized as follows:

The Company purchased raw materials from QPL in the amount of $4.8 million and $6.0 million for the three months ended October 31, 2005 and 2004, respectively, and $10.6 million and $14.5 million for the six months ended October 31, 2005 and 2004, respectively. In accordance with the terms of the Amended and Restated Supply Agreement described below, the Company also paid $443 thousand to QPL as a two-thirds deposit for forecast inventory built and maintained by QPL that was aged three months as of October 31, 2005.

The Company used to lease its Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. The Company paid rental expense of $659 thousand and $1.3 million for the three months and six months ended October 31, 2004, respectively. On April 30, 2005, QPL completed the sale of the Company’s leased facility to a third party that is unrelated to either party. The lease agreement with QPL was transferred to this third party without any change in its terms and conditions. The rental payments to the new landlord in the three months and six months ended October 31, 2005 are no longer classified as related party transactions.

The amounts due to QPL of $0.7 million and $2.9 million as of October 31, 2005 and April 30, 2005, respectively, were unsecured and interest-free.

On June 23, 2005, the Company also entered into a new supply agreement with QPL Limited (“QPLL”) and Talent Focus Industries Limited (“Talent Focus”). Both QPLL and Talent Focus are wholly-owned subsidiaries of QPL. The supply agreement principally governs the supply and delivery of leadframes, heat sinks and other related products to the Company based on the Company’s orders during the term of the supply agreement. The supply agreement also governs the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to the Company by QPLL and Talent Focus. Under the supply agreement, QPLL and Talent Focus agreed to extend the number of account payable days to 90 days from the date of issuance of an invoice.

On July 31, 2005, the Company entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of the Company’s principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility. The preferred share financing closed and the conditions for effectiveness of the purchase money loan facility were satisfied on October 27, 2005. For further information on these financings, see Note 9 - “Financing.”

In conjunction with the financings, on October 27, 2005, the Company entered into an Amended and Restated Supply Agreement with QPLL and Talent Focus amending and restating our June 23, 2005 agreement and governing the supply and delivery of leadframes, heat sinks and other related products to the Company based on the Company’s orders during the term of the supply agreement and the treatment of the inventory supply arrangements under the supply agreement between the parties. This Amended and Restated Supply Agreement provides that the payment terms shall be no more than (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to October 27, 2006, the longer of (i) 60 days or (ii) the average of such actual payable days achieved, consistent with past practice between the Company and its subsidiaries on the one hand and the Company’s material vendors on the other hand (as they are defined in the agreement), but in no event longer than 90 days; provided that all invoices issued on or before October 14, 2005 were deemed immediately due and payable as of the date of the agreement. The supply agreement is effective until October 27, 2006, and thereafter shall automatically be renewed for additional 12 month terms, unless the agreement is terminated by the Company upon written notice not less than six calendar months prior to the expiration date or otherwise in accordance with the provisions of the agreement.

5.	REORGANIZATION EXPENSES

In connection with the Company’s move to the China factory and corporate reorganization, the Company terminated the services of approximately 200 employees primarily in the Hong Kong manufacturing operations in the three months and six months ended October 31, 2005. The aggregate amount of the termination benefits and corporate reorganization activity charged to the statements of operations amounted to $1.3 million in the three months and six months ended October 31, 2005.

The Company also terminated the services of approximately 140 employees, primarily in the Hong Kong manufacturing operations, in the three months and six months ended October 31, 2004. The aggregate amount of the termination benefits charged to the statements of operations amounted to $713 thousand in the three months and six months ended October 31, 2004.

6.	CAPITAL LEASE OBLIGATIONS

In the three months ended January 31, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) a lease payment based on the reported usage of the equipment, or (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, the Company recognized a gain of approximately $115 thousand on disposal of fixed assets, which has been deferred and is being amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

At the inception of the leases, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. This amount is included in as other non-current assets in the consolidated balance sheet as of April 30, 2005.

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the purchaser-lessor’s obligations to the Lender. The Company believes that the guarantee has the characteristics set forth in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair values at its inception. Nonetheless, the fair value of the guarantee is considered to be insignificant given the risk of loss on such guarantee at the date of its inception is insignificant and, therefore, no amount was recognized in the consolidated financial statements since the date of inception.

In late December 2005, the Company was notified by the Lender under the term loan facility agreement of its unwillingness to grant further extension beyond January 15, 2006 for the Company to meet a net worth requirement. The Company could be required by the purchaser-lessor and or the Lender to repay the entire capital lease obligations on or after January 15, 2006. Accordingly, the Company has reclassified its entire long-term lease obligations to current as of October 31, 2005.

In addition, the Company has also reclassified the $1.6 million non-current deposit and prepaid rent paid to the purchaser-lessor to current as of October 31, 2005 to reflect the current status of the capital lease obligations.

7.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of October 31, 2005, the Company had contracted for capital expenditures on property, plant and equipment of $4.6 million. As of April 30, 2005, the Company had contracted for capital expenditures on property, plant and equipment, including the completion of the interior finish and fixtures contract for the Company’s Phase II facility (as defined below) of $21.1 million.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The Hong Kong assembly and office facility are leased under a three-year term which expires on March 31, 2007.

The Company entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002 under which the lessor was responsible for the design, construction and facilitization of the factory facilities. Under the terms of the lease, the Company is obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

From October 30, 2004 and during the remaining term of the lease, the Company has an option and a right of first refusal to purchase the Phase I facility and the related land-use right for the land on which the facility is located at prices fixed in a predetermined schedule or subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchanged rate of HK$7.8 per $1.00)

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor is responsible for the design and construction of the factory building. The Company is obligated to pay monthly lease payments for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay monthly payments of $179 thousand for the first six years of the lease term and $90 thousand per month for the seventh to fifteenth years of the lease term.

At any time on or after October 31, 2008, the Company has an option and a right of first refusal under the lease to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00).

Future minimum lease payments under operating leases as of October 31, 2005 are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2006 (the remainder of fiscal year)	3,834
2007	6,491
2008	4,334
2009	4,308
2010	3,230
Thereafter	17,084

Total	39,281

The Company evaluated its lease arrangements for the Phase I and Phase II facilities in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“FIN 46R”). The Company determined that it has variable interests in the lessor through the options to purchase the leased assets during the lease term at predetermined prices. Pursuant to the lease arrangement, the Company does not absorb a majority of the expected losses from specified leased assets. Therefore, the Company is not considered the primary beneficiary of the specified leased assets and, accordingly, no amounts of the specified leased assets are consolidated in the Company’s consolidated financial statements as of October 31, 2005 and April 30, 2005. The Company does not expect to be exposed to any losses as a result of its variable interest in the lessor.

Other than disclosed above, the Company does not have other significant business arrangements with entities that may qualify as a variable interest entity under FIN 46R.

As of October 31, 2005, a total of $2.7 million in deposit payments were paid to the lessor of the Phase II facility. Under the terms of the lease, these amounts are to be applied towards future lease and management fee payments starting from the commencement date (as defined in the agreement) until the deposit is fully applied. The Company has started to apply the deposits towards the lease and management fee payments since August 2005. As of October 31, 2005, the unapplied amount is $2.1 million, which was classified as the part of prepaid expenses and other current assets.

8.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, grant options to any key officers, employees, consultants and non-employee directors of the Company to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of shares subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized stock-based employee compensation expense of $64 thousand for the three months ended October 31, 2004 and $126 thousand for the six months ended October 31, 2004. There was a forfeiture reversal to the previously recognized stock-based employee compensation expense of $8 thousand and $84 thousand for the three months and six months ended October 31, 2005.

Option activity relating to the Company’s stock option plan is summarized as follows (stated in ADS equivalents based on five ordinary shares per ADS):

	(Unaudited) Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2004	11,435,612	$2.08
Granted	125,000	$1.97
Cancelled	(180,989)	$1.40
Exercised	(178,090)	$0.99

Outstanding at July 31, 2004	11,201,533	$2.11

Granted	657,100	$1.07
Cancelled	(195,160)	$1.37
Exercised	(7,000)	$0.42

Outstanding at October 31, 2004	11,656,473	$2.06

Outstanding at April 30, 2005	11,436,005	$1.93
Cancelled	(669,067)	$2.36
Exercised	(46,437)	$0.43

Outstanding at July 31, 2005	10,720,501	$1.91

Granted	845,000	$0.58
Cancelled	(3,686,962)	$1.86
Exercised	(62,000)	$0.43

Outstanding at October 31, 2005	7,816,539	$1.80

ADS options exercisable at:
October 31, 2004	6,283,308	$2.07
October 31, 2005	5,138,489	$2.03

Certain unexercised options were cancelled for option holders who left the Company, either voluntarily or under the reorganization, during the three months and six months ended October 31, 2005 and 2004.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

The options generally vest over four years and expire ten years from the date of grant.

9.	FINANCING

On July 31, 2005, the Company entered into agreements for a private financing of $30 million with JPMP and QPL, two of the Company’s principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility. The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per share, of which warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The preferred share financing closed on October 27, 2005. Half of this $15.0 million of financing was provided by JPMP related funds and Olympus, and half of the financing was provided by QPL and/or its affiliates. Each preferred share issued pursuant to the agreements is convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of the Company’s ordinary shares during the preceding three months if such amount is below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in the Company’s restated articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than the then-effective conversion price applicable to the preferred shares, as determined based on the average closing prices of the Company’s ADSs for a thirty-day trading period ending three days prior to the date of determination.

The preferred shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at the Company’s option, in cash unless payment in cash is prohibited by law or by the terms of the Company’s debt instruments, or in additional preferred shares or in ordinary shares of the Company. The Company’s indenture governing its 9.25% senior notes currently prohibits such payment in cash, and such prohibition is expected to continue in the foreseeable future. The preferred shares are redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the preferred shares so redeemed will equal the issue price of the preferred shares plus the accrued but unpaid dividends thereon to, but excluding, the redemption date. The preferred shares are also redeemable for cash at the Company’s option, in whole or in part, at any time. The redemption price for the preferred shares redeemed at our option will equal the higher of the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date, and the aggregate fair market value of the ordinary shares into which such preferred shares are then convertible.

In connection with this financing agreement, the Company has issued to these shareholder groups, other than Olympus, as an arrangement fee, warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). Simultaneously with the issuance and sale of the preferred shares under the financing agreement, the Company has issued to the investors additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement.

The Company engaged independent appraisers to assess the fair value of the warrants for a total 20 million ordinary shares (equivalent to 4 million ADS) referenced above and the intrinsic value of the beneficial conversion feature of the preferred shares. The fair value of the warrants was estimated to be approximately $1.6 million and the intrinsic value of the beneficial conversion feature of the preferred shares was estimated to be approximately $10.5 million as of October 31, 2005. The fair value of the warrants and the intrinsic value of the beneficial conversion feature of the preferred shares have been deducted from the gross proceeds from the issuance of the $15 million preferred shares financing and has been allocated to additional paid-in capital upon the issuance of the preferred shares on October 27, 2005.

Under the securities purchase agreement, the Company has agreed to undertake, as soon as reasonably practicable following the issuance and sale of preferred shares, a rights offering of the preferred shares and warrants for the benefit of existing shareholders other than the purchasers of the preferred shares and certain other shareholders that have agreed to waive participation in the rights offering.

The second $15.0 million of this financing is a purchase money loan facility from JPMP related funds. On October 27, 2005, the Company satisfied the conditions for the effectiveness of the purchase money loan agreement and, provided that the conditions precedent to draws are met, the facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if the Company’s consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if the Company’s consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. In connection with this purchase money loan, the Company has issued to the administrative agent, as an arrangement fee, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). In return for drawing upon the first tranche, the Company will issue the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as pay the lenders a commitment fee of $850,000, in each case on a pro rata basis to the lenders that fund the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

The Company engaged an independent appraiser to assess the fair value of the warrants for a total of 5 million ordinary shares referenced above and the fair value was estimated to be approximately $692 thousand. The fair value of the warrants has been capitalized as deferred charges and amortized over the life of the purchase money loan facility. The fair value of the warrants was also credited to additional paid-in capital upon the effectiveness of the purchase money loan facility on October 27, 2005.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and its subsidiaries, including limitations on the Company and the Company’s subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. The loan agreement sets forth certain additional conditions to the Company’s ability to draw loans, including but not limited to, the absence of any default under any material agreement of the Company and compliance in all material respects by the parties thereto with the securities purchase agreement, the providing of guaranties by certain of the Company’s subsidiaries, ongoing compliance and performance of the Company’s supply agreement with QPLL and Talent Focus, the absence of any material adverse change or new material adverse condition in or affecting the business operations, property, results of operations, condition or prospects of the Company and the Company’s subsidiaries and the absence of any material adverse change or disruption in the Company’s industry or the financial, banking or capital markets that could reasonably be judged to adversely affect the Company or the Company’s subsidiaries. In addition, the Company will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

On December 23, 2005, the Company delivered a notice of borrowing for the first $10.0 million tranche of funding under the purchase money loan facility and expects to close on that financing on January 24, 2006.

The Company has agreed to file a registration statement covering the resale of the ordinary shares issuable upon exercise of the preferred shares and warrants described above.

10.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. Under the indenture governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are “restricted subsidiaries” under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes on joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The interim condensed consolidated financial information is presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. The subsidiary guarantors for the 9.25% senior notes are currently ASAT Limited, ASAT Inc., Timerson Limited and ASAT (Cayman) Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of October 31, 2005 and April 30, 2005 and the related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months and six months ended October 31, 2005 and 2004 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis;

(e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of October 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	33	—	16,961	6,617	—	23,611
Accounts receivable, net	—	—	22,027	—	—	22,027
Inventories	—	—	18,770	—	—	18,770
Prepaid expenses and other current assets	54	—	10,318	94	—	10,466

Total current assets	87	—	68,076	6,711	—	74,874

Property, plant and equipment, net	—	—	104,443	48	—	104,491
Investment in and advance to consolidated entities	238,908	148,186	145,680	3,648	(536,422)	—
Other non-current assets	2,763	5,283	674	—	—	8,720

Total assets	241,758	153,469	318,873	10,407	(536,422)	188,085

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	497,983	339	(498,322)	—
Other current liabilities	36	3,469	55,635	282	2,446	61,868

Total current liabilities	36	3,469	553,618	621	(495,876)	61,868
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	—	—	5,496	—	—	5,496

Total liabilities	36	153,469	559,114	621	(495,876)	217,364

Series A Redeemable Convertible Preferred Shares	2,896	—	—	—	—	2,896

Shareholders’ equity (deficit) :
Common stock ($0.01 par value)	6,860	—	141	10,723	(10,864)	6,860
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	229,257	—	22,728	—	(7,358)	244,627
Deferred stock-based compensation	(177)	—	—	—	—	(177)
Accumulated other comprehensive loss	—	—	—	(254)	—	(254)
Retained earnings (Accumulated deficit)	2,957	—	(263,110)	(683)	(22,324)	(283,160)

Total shareholders’ equity (deficit)	238,826	—	(240,241)	9,786	(40,546)	(32,175)

Total liabilities and shareholders’ equity (deficit)	241,758	153,469	318,873	10,407	(536,422)	188,085

Condensed Consolidated Balance Sheet as of April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	176	—	27,665	4,876	—	32,717
Accounts receivable, net	—	—	17,680	—	—	17,680
Inventories	—	—	18,139	—	—	18,139
Prepaid expenses and other current assets	70	—	7,005	80	—	7,155

Total current assets	246	—	70,489	4,956	—	75,691
Property, plant and equipment, net	—	—	83,715	10,097	—	93,812
Investment in and advance to consolidated entities	224,625	147,682	100,194	10,600	(483,101)	—
Deferred charges and other non-current assets	510	5,787	2,946	—	—	9,243

Total assets	225,381	153,469	257,344	25,653	(483,101)	178,746

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	434,608	10,270	(444,878)	—
Other current liabilities	109	3,469	40,893	4,351	2,323	51,145

Total current liabilities	109	3,469	475,501	14,621	(442,555)	51,145
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	—	—	4,057	—	—	4,057

Total liabilities	109	153,469	479,558	14,621	(442,555)	205,202

Shareholders’ equity (deficit):
Common stock ($0.01 par value)	6,855	—	141	10,723	(10,864)	6,855
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	215,738	—	22,728	—	(7,358)	231,108
Deferred stock-based compensation	(393)	—	—	—	—	(393)
Accumulated other comprehensive loss	—	—	—	(234)	—	(234)
Retained earnings (Accumulated deficit)	3,143	—	(245,083)	543	(22,324)	(263,721)

Total shareholders’ equity (deficit)	225,272	—	(222,214)	11,032	(40,546)	(26,456)

Total liabilities and shareholders’ equity (deficit)	225,381	153,469	257,344	25,653	(483,101)	178,746

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended October 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	69,356	—	(26,709)	42,647
Cost of sales	—	—	66,561	—	(27,918)	38,643

Gross profit	—	—	2,795	—	1,209	4,004
Operating expenses
Selling, general and administrative	119	—	6,750	1,601	(942)	7,528
Research and development	—	—	1,083	—	—	1,083
Reorganization expenses	—	—	1,275	44	—	1,319

Total operating expenses	119	—	9,108	1,645	(942)	9,930

(Loss) Profit from operations	(119)	—	(6,313)	(1,645)	2,151	(5,926)
Other income (expenses), net	—	3,720	1,645	595	(5,871)	89
Interest expense:
Amortization of deferred charges	—	(252)	(252)	—	252	(252)
Third parties	—	(3,468)	(3,552)	(45)	3,468	(3,597)

Loss before income taxes	(119)	—	(8,472)	(1,095)	—	(9,686)
Income tax expense	—	—	—	(5)	—	(5)

Net loss	(119)	—	(8,472)	(1,100)	—	(9,691)
Other comprehensive loss:
Foreign currency translation	—	—	—	(4)	—	(4)

Comprehensive loss	(119)	—	(8,472)	(1,104)	—	(9,695)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended October 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	137,281	—	(52,734)	84,547
Cost of sales	—	—	134,993	—	(55,334)	79,659

Gross profit	—	—	2,288	—	2,600	4,888
Operating expenses
Selling, general and administrative	186	—	12,884	2,164	(1,650)	13,584
Research and development	—	—	2,292	—	—	2,292
Reorganization expenses	—	—	1,275	44	—	1,319

Total operating expenses	186	—	16,451	2,208	(1,650)	17,195

(Loss) Profit from operations	(186)	—	(14,163)	(2,208)	4,250	(12,307)
Other income (expenses), net	—	7,441	3,741	1,088	(11,691)	579
Interest expense:
Amortization of deferred charges	—	(504)	(504)	—	504	(504)
Third parties	—	(6,937)	(7,101)	(96)	6,937	(7,197)

Loss before income taxes	(186)	—	(18,027)	(1,216)	—	(19,429)
Income tax expense	—	—	—	(10)	—	(10)

Net loss	(186)	—	(18,027)	(1,226)	—	(19,439)
Other comprehensive loss:
Foreign currency translation	—	—	—	(20)	—	(20)

Comprehensive loss	(186)	—	(18,027)	(1,246)	—	(19,459)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended October 31, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	72,894	—	(25,367)	47,527
Cost of sales	—	—	71,024	—	(25,787)	45,237

Gross profit	—	—	1,870	—	420	2,290
Operating expenses
Selling, general and administrative	149	—	6,557	455	(515)	6,646
Research and development	—	—	1,128	—	—	1,128
Reorganization expenses	—	—	713	—	—	713

Total operating expenses	149	—	8,398	455	(515)	8,487

(Loss) Profit from operations	(149)	—	(6,528)	(455)	935	(6,197)
Other income (expenses), net	—	3,699	822	294	(4,634)	181
Interest expense:
Amortization of deferred charges	—	(231)	(231)	—	231	(231)
Third parties	—	(3,468)	(3,468)	—	3,468	(3,468)

Loss before income taxes	(149)	—	(9,405)	(161)	—	(9,715)
Income tax expense	—	—	—	—	—	—

Net loss	(149)	—	(9,405)	(161)	—	(9,715)
Other comprehensive loss:
Foreign currency translation	—	—	—	(82)	—	(82)

Comprehensive loss	(149)	—	(9,405)	(243)	—	(9,797)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended October 31, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	154,604	—	(51,528)	103,076
Cost of sales	—	—	146,004	—	(51,982)	94,022

Gross profit	—	—	8,600	—	454	9,054
Operating expenses
Selling, general and administrative	285	—	13,250	912	(1,082)	13,365
Research and development	—	—	2,332	—	—	2,332
Reorganization expenses	—	—	713	—	—	713

Total operating expenses	285	—	16,295	912	(1,082)	16,410

(Loss) Profit from operations	(285)	—	(7,695)	(912)	1,536	(7,356)
Other income (expenses), net	—	7,403	1,227	541	(8,939)	232
Interest expense:
Amortization of deferred charges	—	(466)	(466)	—	466	(466)
Third parties	—	(6,937)	(6,937)	—	6,937	(6,937)

Loss before income taxes	(285)	—	(13,871)	(371)	—	(14,527)
Income tax expense	—	—	(5)	—	—	(5)

Net loss	(285)	—	(13,876)	(371)	—	(14,532)
Other comprehensive loss:
Foreign currency translation	—	—	—	(108)	—	(108)

Comprehensive loss	(285)	—	(13,876)	(479)	—	(14,640)

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended October 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(166)	3,719	1,989	(1,109)	—	4,433

Net cash (used in) provided by investing activities	(5,773)	—	(4,343)	—	5,773	(4,343)

Net cash provided by (used in) financing activities	5,965	(3,719)	7,642	263	(5,773)	4,378

Net increase (decrease) in cash and cash equivalents	26	—	5,288	(846)	—	4,468
Cash and cash equivalents at beginning of period	7	—	11,673	7,467	—	19,147
Effects of foreign exchange rates change	—	—	—	(4)	—	(4)

Cash and cash equivalents at end of period	33	—	16,961	6,617	—	23,611

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended October 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	655	502	(478)	(1,071)	—	(392)

Net cash (used in) provided by investing activities	(6,783)	—	(10,039)	—	6,783	(10,039)

Net cash provided by (used in) financing activities	5,985	(502)	(187)	2,832	(6,783)	1,345

Net (decrease) increase in cash and cash equivalents	(143)	—	(10,704)	1,761	—	(9,086)
Cash and cash equivalents at beginning of period	176	—	27,665	4,876	—	32,717
Effects of foreign exchange rates change	—	—	—	(20)	—	(20)

Cash and cash equivalents at end of period	33	—	16,961	6,617	—	23,611

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended October 31, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(66)	3,699	1,472	(179)	—	4,926

Net cash provided by (used in) investing activities	67	(3,694)	(14,720)	—	3,627	(14,720)

Net cash provided by (used in) financing activities	3	(5)	3,373	254	(3,627)	(2)

Net increase (decrease) in cash and cash equivalents	4	—	(9,875)	75	—	(9,796)
Cash and cash equivalents at beginning of period	124	—	54,863	136	—	55,123
Effects of foreign exchange rates change	—	—	—	(82)	—	(82)

Cash and cash equivalents at end of period	128	—	44,988	129	—	45,245

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended October 31, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(65)	(560)	3,702	(381)	—	2,696

Net cash (used in) provided by investing activities	(541)	660	(20,302)	(1)	151	(20,033)

Net cash provided by (used in) financing activities	180	(100)	(373)	524	(151)	80

Net (decrease) increase in cash and cash equivalents	(426)	—	(16,973)	142	—	(17,257)
Cash and cash equivalents at beginning of period	554	—	61,961	95	—	62,610
Effects of foreign exchange rates change	—	—	—	(108)	—	(108)

Cash and cash equivalents at end of period	128	—	44,988	129	—	45,245

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended October 31, 2005 and 2004

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead” or QFN package, as evidenced by our U.S. patents covering the assembly processes and the product package design for this technology. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital function.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Hong Kong facilities and assembly services from our Dongguan, China facility. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

During the three months ended October 31, 2005, we shipped products to over 80 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the three months ended October 31, 2005 were Analog Devices, Inc., Broadcom Corporation and Sigmatel Inc. The top three customers accounted for 49.8% of total net sales in the three months ended October 31, 2005.

We have historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to remain competitive, we made a strategic decision to move substantially all our Hong Kong manufacturing operations to Dongguan, China in order to significantly reduce our costs and to provide better access to the high-growth semiconductor market in China. We are conducting this move in two phases. To launch Phase I of this transition to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion, we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. For the three months ended October 31, 2005, net sales from our Phase I facility increased 45% sequentially to $16.1 million as compared to $11.1 million for the three months ended July 31, 2005. Revenue generated in the three months ended October 31, 2005 from our Phase I facility increased to about 38% of total revenue in the same period.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory that holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II factory building from Changshi for a period of 15 years starting from August 2005.

Construction of the Phase II facility is now complete. In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, to complete the interior finish and fixtures of the Phase II facility. As of the date of this report, the interior finish and fixtures of the Phase II facility are complete and we are moving equipment to this newly built Phase II facility. The Phase II factory facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. We expect all of our manufacturing activities will be in Dongguan, China by the middle of calendar 2006.

As a result of our move of our assembly and test facility of Dongguan, China, we anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. Because we ship the completed packages to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan, China and many of the customers of our customers, while remaining in close proximity to our administrative and engineering offices, which will continue to be in Hong Kong. We believe that the facilities in Dongguan, China serve as a gateway into the rapidly growing China market.

Strategy

Our overall business strategy is to grow market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of our strategy include:

•	Continue to introduce advanced package families to serve our customers;

•	Diversify our customer base and end markets;

•	Maintain core and value added services;

•	Move assembly and test facilities to Dongguan, China;

•	Improve pricing; and

•	Continue to reduce our cost structure.

Industry Demand

The semiconductor industry has been highly cyclical. In the July 2004 quarter, the semiconductor industry experienced another downturn, and our net sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Our net sales declined 14% in the October 2004 quarter compared with the July 2004 quarter. Net sales in the October 2005 quarter was up slightly from the July 2005 quarter and decreased 10% compared with the October 2004 quarter. The decline in our net sales can be attributed to a variety of factors, including excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix and an inventory correction within the semiconductor industry. Based on customer forecasts and current market trends, we believe that the industry conditions appear to be slowly improving. We will continue to monitor our expenditures, particularly our capital expenditures, in light of current and anticipated industry-wide conditions.

Due to a variety of factors, our operating results, particularly our quarterly operating results, will vary. These factors could include: general economic conditions in the semiconductor industry, our progress in ramping the new China facility; the short-term nature of our customers’ commitments, capacity utilization, ability to meet increases in customer demands, intensive capital expenditures, erosion of the selling prices of packages, errors in assembly and test processes, reduced purchases by or losses of customers, excess and obsolete inventory caused by shifts in customer demand, changes in our product mix and timing of our receipt of semiconductor chips from our customers. See “Risk Factors” below.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

We offer assembly services for a broad range of semiconductor packaging including the chipscale (small) packages and non-chipscale (large) packages. Most of our revenue derived from test services comes from test services performed in connection with our assembly services. The revenue generated from testing packages assembled elsewhere is not significant to us. During the three months ended October 31, 2005, our sales of chipscale packages increased as a percentage of assembly sales as compared to the corresponding period for the prior year. The following table illustrates the sales by packages as percentage of total net sales for the years and periods indicated:

	Fiscal Year Ended April 30,					Three Months Ended October 31,
	2001	2002	2003	2004	2005	2004	2005
	(In percentages, unaudited)
Chipscale packages (CSP) assembly services	1%	12%	31%	40%	54%	54%	65%
Non-CSP laminate packages assembly service	46	32	21	17	11	10	7
Non-CSP leadframe packages assembly service	48	51	38	32	24	26	20

Subtotal for assembly services	95	95	90	89	89	90	92
Test services	5	5	10	11	11	10	8

Total	100%	100%	100%	100%	100%	100%	100%

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The United States Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets and deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no modifications in our application of these critical accounting policies.

Revenue Recognition and Risk of Loss

We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our added value to the materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the United States Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value other inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active market. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. Assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any initial or subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of long-lived asset is recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of October 31, 2005 and April 30, 2005 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities

At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operation if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency is disclosed in the notes to the financial statements.

Results of Operations

The following table contains certain unaudited condensed consolidated statements of operations data for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	(Unaudited)				(Unaudited)
	Three Months Ended				Six Months Ended
	October 31, 2005		October 31, 2004		October 31, 2005		October 31, 2004
	($’000: % of net sales)				($’000: % of net sales)
Net sales	42,647	100.0%	47,527	100.0%	84,547	100.0%	103,076	100.0%
Cost of sales	38,643	90.6%	45,237	95.2%	79,659	94.2%	94,022	91.2%
Gross profit	4,004	9.4%	2,290	4.8%	4,888	5.8%	9,054	8.8%
Selling, general and administrative	7,528	17.7%	6,646	14.0%	13,584	16.1%	13,365	13.0%
Research and development	1,083	2.5%	1,128	2.4%	2,292	2.7%	2,332	2.3%
Reorganization expenses	1,319	3.1%	713	1.5%	1,319	1.6%	713	0.7%
Total operating expenses	9,930	23.3%	8,487	17.9%	17,195	20.4%	16,410	16.0%
Loss from operations	(5,926)	(13.9)%	(6,197)	(13.1)%	(12,307)	(14.6)%	(7,356)	(7.2)%

The following table sets forth our unaudited gross profit and gross margin for the periods listed:

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
	($’000, except margin amounts)		($’000, except margin amounts)
Gross profit	4,004	2,290	4,888	9,054
Gross margin	9.4%	4.8%	5.8%	8.8%

Three Months and Six Months Ended October 31, 2005 Compared to Three Months and Six Months Ended October 31, 2004

Net Sales

The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited)				(Unaudited)
	Three Months Ended				Six Months Ended
	October 31, 2005		October 31, 2004		October 31, 2005		October 31, 2004
	($ in thousands; % of net sales)
Chipscale packages (CSP) assembly services	27,568	64.6%	25,872	54.4%	53,895	63.7%	51,521	50.0%
Non-CSP laminate packages assembly services	3,212	7.5%	4,600	9.7%	7,732	9.1%	11,952	11.6%
Non-CSP leadframe packages assembly services	8,593	20.1%	12,122	25.5%	16,226	19.2%	28,963	28.1%

Subtotal for assembly services	39,373	92.2%	42,594	89.6%	77,853	92.0%	92,436	89.7%
Test services	3,274	7.8%	4,933	10.4%	6,694	8.0%	10,640	10.3%

Total net sales	42,647	100.0%	47,527	100.0%	84,547	100.0%	103,076	100.0%

Net sales decreased by 10.3% and 18.0% to $42.6 million and $84.5 million for the three months and six months ended October 31, 2005, respectively, as compared to $47.5 million and $103.1 million for the three months and six months ended October 31, 2004, respectively. Both net sales for assembly services and test services decreased period over period.

Net sales for assembly services decreased by 7.6% to $39.4 million for the three months ended October 31, 2005 as compared to $42.6 million for the three months ended October 31, 2004. Net sales for assembly services decreased by 15.8% to $77.9 million for the six months ended October 31, 2005 as compared to $92.4 million for the six months ended October 31, 2004. The decrease in net sales was mainly caused by a continuous decline in average selling prices and a shift in product mix as well as a decrease in unit sales volume by 8.3% and 5.5% during the three months and six months ended October 31, 2005, respectively, as compared to corresponding prior period.

Net sales for assembly services accounted for 92.2% and 89.6% of the total net sales for the three months ended October 31, 2005 and 2004, respectively. Net sales from chipscale packages represented 70.0% of assembly sales for the three months ended October 31, 2005 as compared to 60.7% of assembly sales for the three months ended October 31, 2004. Unit sales volume for our LPCC product decreased by 15.8% during the three months ended October 31, 2005 compared with the three months ended October 31, 2004. LPCC accounted for approximately 25.1% and 27.2% of the total assembly revenue for the three months ended October 31, 2005 and 2004, respectively.

Net sales for assembly services accounted for 92.0% and 89.7% of the total net sales for the six months ended October 31, 2005 and 2004, respectively. Net sales from chipscale packages represented 69.2% of assembly sales for the six months ended October 31, 2005 as compared to 55.7% of assembly sales for the six months ended October 31, 2004. Unit sales volume for our LPCC product decreased by 3.8% during the six months ended October 31, 2005 compared with the six months ended October 31, 2004. LPCC accounted for approximately 26.6% and 24.9% of the total assembly revenue for the six months ended October 31, 2005 and 2004, respectively. Our mix of assembly services shifted toward more chipscale packages in the three and six months ended October 31, 2005 as compared to the corresponding prior period and chipscale packages tend to carry a lower per unit sales amount than other packages that we produce.

Net sales from test services decreased by 33.6% to $3.3 million for the three months ended October 31, 2005 as compared to $4.9 million for the three months ended October 31, 2004. During the six months ended October 31, 2005, net sales from test services also decreased by 37.1% from $10.6 million to $6.7 million as compared to the corresponding prior period. These decreases are primarily attributable to decreases in unit test volume and in average selling prices as a result of excess capacity in the market for test services.

We continued to diversify our customer base and industry mix during the three months ended October 31, 2005. We made progress with our end market diversification in the October 2005 quarter with growth in the personal computers / computing market. The personal computers / computing market accounted for approximately 14% and 9% of total revenue for the three months ended October 31, 2005 and 2004, respectively. The communication market remained our largest market and accounted for 49% and 54% of total revenue for the three months ended October 31, 2005 and 2004, respectively. The industrial, automotive and others market accounted for approximately 25% of total revenue in the three months ended October 31, 2005 compared with 24% of total revenue in the corresponding period for the prior year. The consumer market accounted for 12% and 13% of the total revenue for the three months ended October 31, 2005 and 2004, respectively.

We estimate that approximately 58.2% of our net sales during the three months ended October 31, 2005 represented packages shipped to distribution centers with destinations within Asia compared with 40.4% in the corresponding period for the prior year. Our top three customers in the three months ended October 31, 2005 accounted for 49.8% of our net sales compared with 41.9% in the corresponding period in the prior year.

Gross Profit

Gross profit increased to $4.0 million for the three months ended October 31, 2005 from $2.3 million for the three months ended October 31, 2004. Gross margin increased to 9.4% for the three months ended October 31, 2005 from 4.8% for the three months ended October 31, 2004 primarily driven by our lower manufacturing cost structure in China, a change in product mix and a reduction in depreciation as a result of certain assets being fully depreciated and an asset impairment charge in the April 2005 quarter. We wrote off inventory of $219 thousand during the three months ended October 31, 2005 compared with $664 thousand of inventory write-offs in the corresponding period for the prior year.

Gross profit for the six months ended October 31, 2005 was $4.9 million as compared to gross profit at $9.1 million in the corresponding period for the prior year. Gross margin decreased to 5.8% for the six months ended October 31, 2005 from 8.8% for the six months ended October 31, 2004 primarily as a result of excess capacity in the assembly and test industry leading to the reduction in average selling prices during the six months ended October 31, 2005 and significant shifts in our product mix. In addition, during this transition process of our move to China, we have had and expect to continue to have some redundancy in the number of manufacturing employees. We have incurred, and expect to continue to incur, additional expenses as we operate both our Hong Kong and China facilities in the next few quarters, which expenses negatively impacted our gross margin in the six months ended October 31, 2005 and we expect to continue to have a negative impact on our gross margins. We recorded $395 thousand in inventory write-offs for the six months ended October 31, 2005 as compared to $1.3 million in write-offs for the six months ended October 31, 2004.

Selling, General and Administrative

Selling, general and administrative expenses increased by 13.3% to $7.5 million during the three months ended October 31, 2005 as compared to $6.6 million during the three months ended October 31, 2004, while net sales decreased by 10.3% in the same period. For the six months ended October 31, 2005, selling, general and administrative expenses increased by 1.6% to $13.6 million from $13.4 million for the six months ended October 31, 2004. The increase in both the three and six-month periods ended October 31, 2005 was primarily attributable to $1.6 million in pre-operating expenses for the expansion phase of our China facility.

Research and Development

Research and development expenses remained unchanged at approximately $1.1 million for both the October 31, 2004 and 2005 quarters. For the six months ended October 31, 2005 and 2004, research and development expenses also remained unchanged at $2.3 million. A significant portion of these expenditures was focused on further developing additional advanced semiconductor packaging technologies.

Reorganization Expenses

During the three months and six months ended October 31, 2005, we incurred $1.3 million reorganization expense (pre-tax), consisting of severance payments in relation to work force reduction of approximately 200 employees as part of the move of the Company’s manufacturing operations to

China and our corporate reorganization activity. During the three months and six months ended October 31, 2004, reorganization expenses were $713 thousand, which represented severance payments in relation to work force reduction of approximately 140 employees.

Other Income, Net

Other income, net decreased from $181 thousand for the three months ended October 31, 2004 to $89 thousand for the three months ended October 2005 primarily due to a decrease in interest income. Interest income decreased from $167 thousand in the October 2004 quarter to $84 thousand in the October 2005 quarter. The decrease in interest income is attributable to the decrease in cash balance. Cash and cash equivalents at October 31, 2005 and 2004 were $23.6 million and $45.2 million, respectively.

Other income, net increased from $232 thousand for the six months ended October 31, 2004 to $579 thousand for the six months ended October 31, 2005. The increase was mainly due to the net loss on disposal of property, plant and equipment of $122 thousand for the six months ended October 31, 2004 as compared to the net gain on disposal of property, plant and equipment of $1 thousand for the six months ended October 31, 2005. Additionally, during the six months ended October 31, 2005, other income, net also included $243 thousand for material buyback from certain of our customers. There was no such income during the six months ended October 31, 2004.

Interest Expense

Interest expense was $3.8 million for the three months ended October 31, 2005 and $3.7 million for the three months ended October 31, 2004, a $150 thousand increase. Of the $3.8 million recorded for the October 2005 quarter, $3.5 million is attributable to interest on the 9.25% senior notes, while the remaining balance represented interest paid for the capital lease obligations and the short-term bank loan, as well as the amortization of deferred charges. Of the $3.7 million recorded in the three months ended October 31, 2004, $3.5 million is attributable to interest on the 9.25% senior notes. There were no capital lease obligations or short-term bank loans in the three months ended October 31, 2004, hence no such interest was recorded. Interest expense for the six months ended October 31, 2005 was $7.7 million as compared to $7.4 million in the corresponding period for the prior year.

Liquidity and Capital Resources

Overview. We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and we have had negative operating cash flow in fiscal 2002, 2003 and for the six months ended October 31, 2005. Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of debt securities, borrowings, equipment lease financings and other financing arrangements. On December 23, 2005, we delivered a notice of borrowing for the first $10.0 million tranche of funding under the purchase money loan facility and we expect to close on that financing on January 24, 2006. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and we expect to continue to incur considerable expenses associated with the completion of the move of our manufacturing operations to Dongguan, China, as well as incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $6.9 million on August 1 and February 1 of each year. When we entered the sale-leaseback arrangements with the purchaser-lessor in November 2004, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, we fully and unconditionally guaranteed the purchaser-lessor’s obligations to the Lender. In late December 2005, we were notified by the Lender under the term loan facility agreement of its unwillingness to grant further extension beyond January 15, 2006 for us to meet a net worth requirement. We could be required by the purchaser-lessor and or the Lender to repay the capital lease. We expect this payment to be approximately $3.4 million. As a result of this negative cash flow and our ongoing expenditure requirements, even if we obtain funds under the purchase money loan facility, we may still need to raise additional financing. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement, as well as requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected and we may be required to sell assets or seek to undertake a restructuring of our obligations with our creditors.

Cash flows. Cash and cash equivalents were $23.6 million as of October 31, 2005 compared to $32.7 million as of April 30, 2005, a decrease of $9.1 million.

        Cash used in (provided by) operating activities. For the six months ended October 31, 2005, our net cash used in operating activities was $392 thousand, compared to net cash provided by operating activities of $2.7 million for the six months ended October 31, 2004. This decrease in net cash provided by operating activities was primarily due to the increase in net losses incurred during the current period, a decrease in non-cash operating expenses and a reduction in collections from trade receivables. The $392 thousand net cash used in operating activities for the six months ended October 31, 2005 is attributable to a net loss of $19.4 million that was offset by $13.9 million net non-cash operating expenses and net cash of $5.1 million provided by changes in net operating assets and liabilities. Net non-cash operating expenses included depreciation of property, plant and equipment and amortization of deferred charges, reversal of stock-based compensation and net gain on disposal of property, plant and equipment. For the six months ended October 31, 2004, cash provided by operating activities was $2.7 million, as a net loss of $14.5 million was offset by $15.3 million in net non-cash operating expenses and net cash of $1.9 million provided by change in net operating assets and liabilities. Net non-cash operating expenses included in the six months ended October 31, 2004 included depreciation of property, plant and equipment and amortization of deferred charges, amortization of stock-based compensation and net loss on disposal of property, plant and equipment.

        Cash used in investing activities. Net cash used in investing activities was $10.0 million for the six months ended October 31, 2005, compared to $20.0 million for the six months ended October 31, 2004. The investing activities were for the purchase of equipment and machinery to support the capital expenditure requirements for our business. Capital expenditures were also made on the development of the new SAP Enterprise Resources Planning (“ERP”) system and Camstar Manufacturing Execution Systems (“MES”) as well as facilitization of the China factory in both periods. We received $2 thousand as proceeds from the sale of certain used equipment in the six months ended October 31, 2005.

        Cash provided by financing activities. Net cash provided by financing activities was $1.3 million for the six months ended October 31, 2005 as compared to $80 thousand for the six months ended October 31, 2004. Cash provided by financing activities during the six months ended October 31, 2005 included proceeds of $7.5 million from the issuance of redeemable convertible preferred shares (another $7.5 million for the issuance of preferred shares to QPL was in the form of a waiver of accounts payable owing to QPL) and proceeds from the exercise of stock options amounted to $46 thousand. On the other hand, $1.6 million of deferred financing expenses associated with the $30 million financing arrangement were paid during six months ended October 31, 2005. Cash outflow during the six months ended October 31, 2005 also included repayment of a short-term bank loan of $4.2 million and repayment of capital lease obligations of $413 thousand. Cash inflow during the six months ended October 31, 2004 included proceeds from the exercise of stock options of $180 thousand which was offset by the payment of deferred financing expenses associated with the issuance of the 9.25% senior notes due 2011 which amounted to $100 thousand.

Capital Commitments and Expenditures. As of October 31, 2005, we had commitments for capital expenditures of approximately $4.6 million. These capital expenditures are also expected to be used for new equipment and infrastructure in the two Dongguan facilities, the expansion and replacement of assembly and test equipment to meet future customer demand and the ongoing development of the ERP and MES systems for our Phase II facility. We expect to incur $9 million to $12 million in capital expenditures in the three months ending January 31, 2006, of which approximately $7 million is payment to Dongguan Wellmean Decoration Engineering Company Limited for completion of the interior finish and fixtures of our Phase II facility. We currently intend to fund these capital expenditures with the existing cash resources and from the financing arrangements with our two principal shareholder groups. These plans are highly dependent on market conditions and the availability of capital on favorable terms and, as a result, our actual capital expenditures may vary.

Material Financing Arrangements. On July 31, 2005, we entered into agreements for a private financing of $30 million with the JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility. The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per share, of which warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The preferred share financing closed on October 27, 2005. Half of this $15.0 million of financing was provided by JPMP related funds and Olympus, and half of the financing was provided by QPL and/or its affiliates. Each preferred share issued pursuant to the agreements is convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount is below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in our restated articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than the then-effective conversion price applicable to the preferred shares, as determined based on the average closing prices of our ADSs for a thirty-day trading period ending three days prior to the date of determination.

The preferred shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at our option, in cash unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional preferred shares or in ordinary shares of the Company. The indenture governing our 9.25% senior notes currently prohibits such payment in cash, and such prohibition is expected to continue in the foreseeable future. The preferred shares are redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the preferred shares so redeemed will equal the issue price of the preferred shares plus the accrued but unpaid dividends thereon to, but excluding, the redemption date. The preferred shares are also redeemable for cash at our option, in whole or in part, at any time. The redemption price for the preferred shares redeemed at our option will equal the higher of the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date, and the aggregate fair market value of the ordinary shares into which such preferred shares are then convertible.

In connection with this financing agreement, we issued to these shareholder groups, other than Olympus, as an arrangement fee, warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). Simultaneously with the issuance and sale of the preferred shares under the financing agreement, we issued to the investors additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. We engaged independent appraisers to assess the fair value of the warrants referenced above and the intrinsic value of the beneficial conversion feature of the preferred shares. The fair value of the warrants was estimated to be approximately $1.6 million and the intrinsic value of the beneficial conversion feature of the preferred shares was estimated to be approximately $10.5 million as of October 31, 2005.

Under the securities purchase agreement, we have agreed to undertake, as soon as reasonably practicable following the closing of the issuance and sale of preferred shares, a rights offering of the preferred shares and warrants for the benefit of existing shareholders other than the purchasers of the preferred shares and certain other shareholders that have agreed to waive participation in the rights offering.

The second $15.0 million of this financing is a purchase money loan facility from JPMP related funds. On October 27, 2005, we satisfied the conditions for the effectiveness of the purchase money loan agreement and, provided that the conditions precedent to draws are met, the facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if the Company’s consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. In connection with this purchase money loan, we issued to the administrative agent, as an arrangement fee, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). As of October 31, 2005, we engaged an independent appraiser to assess the fair value of the warrants and the fair value was estimated to be approximately $692 thousand. In return for drawing upon the first tranche, we will issue the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as pay the lenders a commitment fee of $850,000, in each case on a pro rata basis to the lenders that fund the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. The loan agreement sets forth certain additional conditions to our ability to draw loans, including, but not limited to, the absence of any default under any material agreement of the Company, and compliance in all material respects by the parties thereto with the securities purchase agreement, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPLL and Talent Focus, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations, condition or prospects of us and our subsidiaries and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely affect us or our subsidiaries. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

On December 23, 2005, we delivered a notice of borrowing for the first $10.0 million tranche of funding under the purchase money loan facility and we expect to close on that financing on January 24, 2006.

We have agreed to file a registration statement covering the resale of the ordinary shares issuable upon exercise of the preferred shares and warrants described above.

Our ability to obtain financing under the purchase money loan facility is subject to a number of important conditions, including, but not limited to, the following:

•	Ongoing compliance in all material respects with the terms and conditions of our supply agreement with QPLL and Talent Focus;

•	The absence of any default under any material agreement of the Company;

•	The absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Company or its subsidiaries; and

•	The absence of any material adverse change or disruption in the computer electronics industry or the financial, banking or capital conditions that could reasonably be judged adversely to effect us.

Debt. As of October 31, 2005, our total outstanding debt was $155.4 million, consisting of $150.0 million of 9.25% senior notes due 2011 and $5.4 million of capital lease obligations. The indenture that governs the senior notes requires the Company to comply with certain covenants, which limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advance;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. Under the terms of this lease, we are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate HK$7.8 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor is responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from the commencement date (as defined in the lease agreement). The lease commencement date was started in August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00), which is the amount that we would be obligated to pay if we exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enable us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we were to finance the construction of the Phase I and Phase II facilities, we would be required to recognize a liability for obligations that we would undertake in connection with the financing.

Related Party Transactions

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased raw materials from QPL in the amount of $4.8 million and $6.0 million for the three months ended October 31, 2005 and 2004, respectively, and $10.6 million and $14.5 million for the six months ended October 31, 2005 and 2004, respectively. In accordance with the terms of the Amended and Restated Supply Agreement described below, the Company also paid $443 thousand to QPL as a two-thirds deposit for forecast inventory built and maintained by QPL that was aged three months as of October 31, 2005.

We used to lease our Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. We paid rental expense of $659 thousand and $1.3 million for the three months and six months ended October 31, 2004, respectively. On April 30, 2005, QPL completed the sale of this facility leased from QPL, to a third party that is unrelated to either party. The lease agreement with QPL was transferred to this third party without any change in its terms and conditions. The rental payments to the new landlord in the three months and six months ended October 31, 2005 are no longer classified as related party transactions.

QPL and its subsidiaries collectively own approximately 42.4% of our ordinary shares as of October 31, 2005.

The amounts due to QPL of $0.7 million, and $2.9 million as of October 31, 2005 and April 30, 2005, respectively, were unsecured and interest free.

On June 23, 2005, we entered into a supply agreement with QPLL and Talent Focus. Both QPLL and Talent Focus are wholly-owned subsidiaries of QPL. The supply agreement principally governs the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the term of the supply agreement. The supply agreement also governs the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the supply agreement, QPLL and Talent Focus agreed to extend the number of account payable days to 90 days from the date of issuance of an invoice.

On July 31, 2005, we entered into agreements for a private financing of $30 million with JPMP and QPL, two of our principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility. The preferred share financing closed and the conditions for effectiveness of the purchase money loan facility were satisfied on October 27, 2005. For further information on these financings, see Material Financing Arrangements above.

In conjunction with the financings, on October 27, 2005, we entered into an Amended and Restated Supply Agreement with QPLL and Talent Focus amending and restating our June 23, 2005 agreement and governing the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the term of the supply agreement and the treatment of the inventory supply arrangements under the supply agreement between the parties. This Amended and Restated Supply Agreement provides that the payment terms shall be no more than (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to October 27, 2006, the longer of (i) 60 days or (ii) the average of such actual payable days achieved, consistent with past practice between us and our subsidiaries on the one hand and our material vendors on the other hand (as they are defined in the agreement), but in no event longer than 90 days; provided that all invoices issued on or before October 14, 2005 were deemed immediately due and payable as of the date of the agreement. The supply agreement is effective until October 27, 2006, and thereafter shall automatically be renewed for additional 12 month terms, unless the agreement is terminated by us upon written notice not less than six calendar months prior to the expiration date or otherwise in accordance with the provisions of the agreement.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communication sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, inability to meet increased demands of customers, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, volatility in the market price of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing the Company, please refer to the “Risk Factors” below.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to reasonably ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and have had negative operating cash flow in fiscal 2002 and 2003.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the fiscal year ended April 30, 2005 was $60.4 million. Our net loss for the six months ended October 31, 2004 and October 31, 2005 was $14.5 million and $19.4 million, respectively. We also had negative operating cash flow in fiscal 2002 and 2003 and for the six months ended October 31, 2005 of $28.9 million, $2.3 million and $392 thousand, respectively. We cannot assure you that we will return to profitability in the near future.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity and debt securities, borrowings, equipment lease financings and other financing arrangements. On December 23, 2005, we delivered a notice of borrowing for the first $10.0 million tranche of funding under the purchase money loan facility and we expect to close on that financing on January 24, 2006. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and we expect to continue to incur considerable expenses associated with the completion of the move of our manufacturing operations to China, as well as incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $6.9 million on August 1 and February 1 of each year. When we entered the sale-leaseback arrangements with the purchaser-lessor in November 2004, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, we fully and unconditionally guaranteed the purchaser-lessor’s obligations to the Lender. In late December 2005, we were notified by the Lender under the term loan facility agreement of its unwillingness to grant further extension beyond January 15, 2006 for us to meet a net worth requirement. We could be required by the purchaser-lessor and or the Lender to repay the capital lease. We expect this payment to be approximately $3.4 million. As a result of this negative cash flow and our ongoing expenditure requirements, even with the preferred share financing arrangement from our two principal shareholder groups and the purchase money loan financing commitment, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement, as well as requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If we are unable to raise future additional or alternate financing when needed any of the following may occur:

•	Our customer relationships and orders with our customers could deteriorate;

•	Suppliers would be less willing to supply us product or extend credit on acceptable terms, if at all;

•	Employee attrition could increase; and

•	Lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected and we may not be able to meet our obligations as they come due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if of all.

The financing commitments under our purchase money loan agreement are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments.

In July 2005, we obtained commitments from JPMP for them and their affiliates to provide us with up to $15 million in purchase money loan financing. In October 2005, we issued warrants to a member of the JPMP shareholder group in connection with the purchase money loan facility, and will be required to issue warrants to the lenders if we borrow funds under the purchase money loan facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements” for a detailed description of this purchase money loan facility. On December 23, 2005, we delivered a notice of borrowing for the first $10.0 million tranche of funding under the purchase money loan facility and we expect to close on that financing on January 24, 2006. However, our ability to obtain financing under the purchase money loan facility is subject to a number of important conditions. The satisfaction of certain of these conditions is outside our control. If we are unable to meet any of these conditions or any other condition set forth in the commitment documentation, we will not be able to receive any funds under the purchase money loan facility. If we are unable to obtain any funds under the purchase money loan facility, we will need to seek alternative capital from other financing arrangements, sell assets, or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we will be able to accomplish any of these measures on commercially reasonable terms, if at all.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Hong Kong Investment Holdings, respectively, referred to as the “investor group” in this report, collectively owned approximately 42.0% of the outstanding ordinary shares of ASAT Holdings as of October 31, 2005. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL and its controlling shareholder collectively owned approximately 42.4% of the ordinary shares of ASAT Holdings as of October 31, 2005. In addition, the investor group can acquire additional shares of ASAT Holdings from QPL in satisfaction of indemnification claims against QPL and under a credit support arrangement with creditors of QPL. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company. QPL and the investor group, other than Orchid Hong Kong Investment Holdings, are subject to a shareholders agreement and vote together on certain matters, including on the election of directors.

We will require a significant amount of cash to fund operating and capital expenditures, including the completion of the move of our manufacturing operation to Dongguan China, and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2004, the earnings to fixed charges deficiency was $16.7 million, for the fiscal year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million and for the six months ended October 31, 2004 and October 31, 2005 the earnings to fixed charges deficiency was $14.5 million and $19.4 million, respectively. For the purpose of this calculation, “earnings” consisted of income (loss) before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to continue generating cash flow in excess of current levels to fund operating and capital expenditures, particularly the completion of the move of our manufacturing operations to China, and to service debt, including our 9.25% senior notes due 2011 and the capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from our purchase money loan facility to fund our planned operations and capital expenditures. In order to obtain funds pursuant to the purchase money loan facility we will be required to meet specified conditions. If we are unable to meet these conditions, we will not obtain the financing under the purchase money loan facility. In addition, our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures associated with the completion of the move of our manufacturing operations to China and other capital and research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take many of these steps may be subject to approval by future creditors, our shareholders and the holders of the 9.25% senior notes due 2011.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices, or ASPs, for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the event of future ASPs declines, we will need to continue to expand our production capacity and throughput to maintain or increase our revenues. While the semiconductor industry experienced a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, in the July 2004 quarter the semiconductor industry experienced another downturn and our net sales on a quarterly basis have decreased sequentially from that quarter until the July 2005 quarter. If this or any other future downturn in the semiconductor industry proves to be similar to the 2000 downturn, our business, financial condition and results of operations would be adversely affected and further erode our cash position and, we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan, including the move of a substantial portion of our manufacturing facilities to Dongguan, China, and to maintain our competitiveness. Because of the downturn in the industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation as a result of the downturn led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous downturn pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 61% and 54% of total net sales for fiscal 2004 and fiscal 2005, respectively and comprised 54% and 49% of total net sales for the three months ended October 31, 2004 and October 31, 2005, respectively. This sector has been subject to extreme fluctuations in demand and, as a result, in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communication products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. We expect an increase in capital expenditures in connection with Phase II of our move to Dongguan, China. As of October 31, 2005, we had commitments for capital expenditures of approximately $4.6 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China and from our purchase money loan financing commitment. However, our ability to draw on the purchase money loan facility is subject to a number of conditions, and we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. In addition, due to the long lead-time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., Carsem (M) Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity, financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of us. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of the IBM assembly and test operations in China and Singapore. Another example of merger and acquisition activity among our competitors is the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd. As a result of such growth through acquisitions, these competitors will have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 requires us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards, acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operation.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 or we identify other issues in our internal controls, or if we are unable to deliver accurate and timely financial information, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our ADSs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. The independent registered public accounting firm auditing the company’s financial statements must also attest to and opine on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives. We will also need to complete documentation and test and monitor necessary controls prior to the end of our current fiscal year in order to meet our Section 404 requirements.

We cannot assure you that our ongoing review will not identify additional control deficiencies or that we will be able to implement improvements to our internal controls in a timely manner. In addition, as a result of these reviews or otherwise, we cannot assure you that we will not need to make adjustments to any current period operating results or to operating results that have been previously publicly announced or otherwise experience an adverse affect on our operating results, financial condition or business. Moreover, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control over financial reporting or with the level at which it is documented, tested or monitored, they may issued a qualified opinion. Any of the foregoing could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our ADSs to decline.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005 and approximately 73% for the three months ended October 31, 2005. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the three months ended October 31, 2005, our top five largest customers by net sales accounted for approximately 60.4% of net sales and our top ten largest customers by net sales accounted for approximately 73.2% of net sales. Our largest customer for the three months ended October 31, 2005 by net sales accounted for approximately 31.5% of net sales. For the three months ended October 31, 2004, our top five largest customers by net sales accounted for approximately 53.9% of net sales and our top ten largest customers by net sales accounted for approximately 69.3% of net sales. Our largest customer for that same three months by net sales accounted for approximately 18.0% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its purchases from us could be difficult to replace.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. Dollars. We estimate that approximately 65.8% of our net sales during the three months ended October 31, 2005 and 40.6% of our net sales during the three months ended October 31, 2004 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

In moving our assembly and test facilities from Hong Kong to Dongguan, China, we may experience unanticipated costs, delays or business interruptions, which could adversely affect our financial condition and results of operations.

In August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with the Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. We achieved volume production in our Phase I facility during the last quarter of fiscal year 2005. For the three months ended October 31, 2005, we achieved another milestone for the Company in our move to Dongguan, China as net sales from our Phase I facility increased 45% sequentially to $16.1 million as compared to $11.1 million for the three months ended July 31, 2005. Revenue generated in the three months ended October 31, 2005 from our Phase I facility increased to about 38 % of total revenue in the same period.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility was also completed and inspected in August 2005. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II facility from Changshi for a period of 15 years. The lease commenced in August 2005.

In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, or Wellmean, to complete the interior finish and fixtures in the Phase II facility. The contracted work was completed by the vendor in July 2005 and the Company accepted the contracted work in August 2005. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects —Overview”.

We may experience unexpected costs or delays in moving our assembly and test equipment to the Phase II facility, which could have a material adverse impact on our financial condition and results of operations. While our assembly and test equipment is in transit and being installed in our facilities in China, we will be unable to use this equipment to generate sales. In addition, we may not be able to achieve such results by such dates if our move is delayed for any reason, if we encounter other unexpected delays or if our customers fail to agree to qualify their products for assembly and/or test in this new facility. Any interruption in manufacturing or delays in shifting capacity to our China plant would have a material adverse impact on our financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our partner in China.

Our development partner in China, Changshi, is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction and completion of the interior finish and fixtures of the Phase I facility met or exceeded our expectations with respect to the quality and timeliness of the construction of the Phase I facility. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of the Phase I facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects —Overview”. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I land-use right, buildings and interior finish and fixtures and facilitized equipment and Phase II land-use right and buildings and holds the approvals from the Chinese government necessary to conduct our assembly and test operations our Phase I facility. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan Facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of substantially all of our manufacturing operations to Dongguan, will mean that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Changshi hires our Dongguan employees and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Pursuant to the terms of the management services agreement with Changshi, Changshi began hiring engineering, managerial and direct labor employees for staffing Phase I of the Dongguan facility and these workers will be employees of Changshi. However, these workers will have been selected by us and will be under our direct supervision and control. The employment agreements for the Dongguan workers, which include workplace rules, salaries and benefits, have been drafted and approved by us and we believe that they are fully compliant with the employment laws of China. None of these employees or our other employees are currently represented by a union. However, we expect the workers in our Dongguan factory to unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages.

Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring its intended benefits to us.

Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment of particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which may include our recently formed Chinese subsidiary, in order to encourage development of the industry.

Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While we are a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through a newly formed Chinese subsidiary. The ability of this subsidiary to pay dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has not yet commenced any operations or generated any net profits. Moreover, its registered capital is approximately $33 million, of which approximately $10.6 million has been contributed as of the date hereof, and may be subject to change. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. In addition, it is not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner.

With most of our operations conducted in our facilities in Hong Kong and China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We currently conduct our assembly operations in our facilities in Hong Kong and China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. For example, our operations in Hong Kong and Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which can in turn cause plant closures and transportation interruptions.

With respect to our facilities in Hong Kong, we maintain insurance, including business interruption insurance, against some, but not all, of these events. With respect to the facility in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings and public liability insurance. Because commercial production has only recently started at the Phase I facility in Dongguan, we have procured business interruption insurance with only limited coverage. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our new facilities in Dongguan, China have recently become fully operational and any disruptions in available power supply in Dongguan could disrupt our operations, reduce our sales and increase our expenses.

As of the date hereof, we have transferred approximately 275 units of wirebonders, which represents approximately 48% of our existing installed assembly capacity, to Dongguan, China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facility and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where our factory is located. In Dongguan, demand for power exceeded supply during most of calendar year 2003 and 2004. Should our Phase I facility be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Phase I facility will be highest during warm weather conditions.

We currently have a dedicated power supply line for supporting the Phase I facility. This line should not be subject to any rolling blackouts. In addition, we currently have back-up generators that support a portion of production at our Dongguan facilities. However, the dedicated power line may not provide us with adequate power during prolonged blackouts. Phase II of our move to China includes the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. Nevertheless, these dedicated power lines may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and improve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During the remainder of fiscal year 2006, we anticipate that there will be some additional expenses associated with commencing production in our Dongguan Phase II facility and in completing the move of our manufacturing operations to China. In addition, with respect to our new information systems, there can be no assurances that we will not encounter delays, errors or cost-overruns or other adverse consequences in implementing such systems. As we upgrade our information systems, we may encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of October 31, 2005, we had approximately two dozen issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip Semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor Technology, Inc. (“Amkor”) under which we will provide Amkor with a license for our TAPP semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. That could leave us vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for the licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we recently settled a patent litigation case with Motorola, Inc. in connection with their claim of a breach under a patent cross-license agreement.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future incur judgment or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture for the 9.25% senior notes due 2011. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at the time when we do not have sufficient funds to repay amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected.

The loss of key executive officers and engineers could negatively impact our business prospects. In addition, our inability to retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Competition for highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. In August 2005, our Board of Directors terminated the employment of our Chief Executive Officer, Harry R. Rozakis and replaced him with Robert J. Gange, previously our Chief Financial Officer. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL International Holdings Limited and its affiliates, or QPL, our largest affiliated shareholder group, and our substrates from several suppliers in Japan, Korea and Hong Kong. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited and Talent Focus Industries Limited on October 27, 2005. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. Further, if any of our vendors, particularly QPL, were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost-effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in Hong Kong are subject to environmental, health and safety laws. These Hong Kong laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

In addition, our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. QPL had provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, which was previously the landlord of our assembly facility in Tsuen Wan, Hong Kong, has provided these services to us pursuant to a license issued to QPL by the Hong Kong government that was required to be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL agreed to continue to renew this license for our Tsuen Wan, Hong Kong facility for our benefit and we received a renewal license in November 2003 that expired in October 2005. In November 2005, we submitted an application of renewal license under the name of ASAT Limited. Any failure by us to obtain or to maintain such a license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facilities in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in Hong Kong or China adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment are causing us to redesign certain products, and may increase our costs and expose us to liability.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a recent directive in the European Union bans the use of lead and other heavy metals in electrical and electronics equipment beginning in 2006. As a result, in advance of this deadline, some of our customers selling products in Europe have begun demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, in order to continue our product designs and manufacturing processes we must redesign some of our assembly processes and products in response to this new legislation. The redesign may result in increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not perform as well as our current products. Moreover, if we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

Economic, political and legal developments in Hong Kong could affect our business.

Our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. On July 1, 1997, Hong Kong became a Special Administrative Region of the People’s Republic of China when the People’s Republic of China resumed the exercise of sovereignty over Hong Kong. The basic policies of the People’s Republic of China regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law. Under the principle of “one country, two systems,” the socialist system and policies will not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. There can be no assurance that economic, political and legal developments in Hong Kong will not adversely affect our operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year, which is a major holiday celebrated in China and many other countries in Asia. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year. This could lead to decreased sales during the fiscal quarter in which the Lunar New Year falls. Since we only recently commenced operations in China, to date we have not experienced material seasonality. We expect that as we conduct more of our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

Our substantial indebtedness could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we are able to borrow funds upon meeting the specified conditions set forth in the purchase money loan facility from one of our principal shareholder groups. As of October 31, 2005, we had total liabilities of $217.4 million. If new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us and our capital structure.

Our substantial indebtedness could have important consequences to our ability to operate our company. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011.

The indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types transactions with affiliates or related persons.

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above and additional restrictions on our ability to incur indebtedness.

Our ability to comply with covenants contained in the indenture for our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures in order to stay competitive, and the indenture, and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition.

Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We issued preferred shares and warrants in connection with the preferred shares financing arrangement and warrants in connection with the purchase money loan facility with our two principal shareholder groups, which have a significant dilutive effect upon our shareholders.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of

Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements”, in October 2005 we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan financing commitment with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to the two principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan facility, and will be required to issue warrants to these shareholders if we borrow funds under the purchase money loan facility to the extent such shareholders are lenders and fund the first tranche of loans. The holders can convert their preferred shares into ordinary shares at any time prior to their maturity. The initial conversion price of the preferred shares is $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS) each subject to adjustment under anti-dilution provisions. The conversion price will also be subject to weighted average based anti-dilution protection in the event of issuance of certain equity securities and shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants. If holders convert the preferred shares or exercise the warrants, we will issue ordinary shares and such issuances will be dilutive to our holders of ordinary shares and ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by our recent transfer to the Nasdaq Capital Market or delisting

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Our ADSs are currently quoted on the Nasdaq Capital Market under the symbol “ASTT.” Our ADSs were recently transferred to the Nasdaq Capital Market from the Nasdaq National Market. On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until November 21, 2005 to regain compliance with the Nasdaq National Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market effective November 30, 2005.

We cannot assure you that we will be able to meet the continued listing requirements for the Nasdaq Capital Market or that that we will be able to meet the listing requirements of the Nasdaq National Market in the future.

The liquidity and price of our ADSs could be negatively impacted by this transfer to the Nasdaq Capital Market. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are listed on the Nasdaq Capital Market. Any of these entities that hold our

ADSs prior to a transfer to the Nasdaq Capital Market would likely sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq National Market preempts the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market do not preempt the operation of these laws and the liquidity of the ADSs may be negatively impacted. If we are unable to meet the listing requirements of the Nasdaq Capital Market, our ADSs may not be traded on any market, and the price and liquidity of your ADSs may decline.

PART II OTHER INFORMATION

Item 1. Legal Proceedings

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 11, 2006	By:	/s/ Arthur Tsui
	Name:	Arthur Tsui
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Restated Articles of Association of ASAT Holdings Limited, as amended.

10.1	Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.

10.2	Amended and Restated Supply Agreement dated as of October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

10.3	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited, the purchasers party thereto.

10.4	Severance Agreement and Mutual Release, dated as of October 26, 2005, by and between Harry R. Rozakis and ASAT Holdings Limited.

Exhibit 1.1

ASAT HOLDINGS LIMITED

(the “Company”)

WE, on behalf of M&C Corporate Services Limited, HEREBY CERTIFY THAT the following Resolution was passed by the Shareholders of the Company at an Extraordinary General Meeting held on 12 October 2005:

“Resolution No. 1

The first resolution, being the redesignation of 1,000,000 authorised and unissued shares of US$0.01 par value per share in the Company as 1,000,000 Series A Redeemable Convertible Preferred Shares of US$0.01 par value per share was passed as an ordinary resolution.

Resolution No. 5

The fifth resolution, being the adoption of the Amended and Restated Articles of Association of the Company in the form initialled by the Chairman for the purposes of identification and attached to the notice of the Meeting in substitution for the existing Restated Articles of Association of the Company, was passed AS A SPECIAL RESOLUTION.”

MAPLES and CALDER

Dated: 12 October 2005

THE COMPANIES LAW (2004 REVISION) OF THE CAYMAN ISLANDS

Company Limited by Shares

RESTATED ARTICLES OF ASSOCIATION

OF

ASAT HOLDINGS LIMITED

(As adopted by Special Resolution on 12 October 2005)

THE COMPANIES LAW (2004 REVISION) OF THE CAYMAN ISLANDS

Company Limited by Shares

RESTATED ARTICLES OF ASSOCIATION

OF

ASAT HOLDINGS LIMITED

(As adopted by Special Resolution on 12 October 2005)

1.	In these Articles Table A in the Schedule to the Statute does not apply.

INTERPRETATION

2.	In these Articles unless the context otherwise requires:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (and including a Subsidiary). No Shareholder shall be deemed an Affiliate of any other Shareholder solely by reason of any investment in the Company. For the purpose of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise;

“Board” means the Board of directors of the Company or the directors present at a meeting of directors at which a quorum is present;

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Hong Kong are authorised or obligated to close;

“debenture” shall include debenture stock;

“Independent Directors” means the persons appointed as directors of the Company who (i), at the time of their election, are not (a) individually direct or indirect legal or beneficial owners of equity securities of the Company or any of its Subsidiaries in an amount greater than 5 per cent, of the equity securities of the Company or such Subsidiary then in issue or (b) employees, officers or directors of the Company or any of its Subsidiaries or of any Affiliate of the Company or any of its Subsidiaries (other than as an Independent Director) and (ii) are nominated as Independent Directors by the Board; provided that for so long as equity securities of the Company are quoted on NASDAQ at least three of the Independent Directors shall fulfil the then current requirements of the National Association of Securities Dealers, Inc. as to independence;

“Instrument of Transfer” means an instrument of transfer for the transfer of legal title to a Share.

“NASDAQ” means National Association of Securities Dealers, Inc. Automated Quotation System’s National Market;

“Office” means the registered office of the Company;

“Ordinary Resolution” includes a unanimous written resolution of all Shareholders: for the purpose of these Articles, the requisite majority shall be more than half of the votes of such Shareholders of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as an ordinary resolution has been duly given;

“paid up” means paid up or credited as paid up;

“Person” means an individual, corporation, partnership, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality thereof;

“Register” means the Register of Shareholders of the Company;

“Seal” means the common seal of the Company;

“Secretary” includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Sell” means to Transfer, except by way of pledge, charge, hypothecation or other grant of a security interest or making of any other encumbrance, and “Sale” and “Sales” shall have correlative meanings;

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“Shareholder” means each registered shareholder of the Company;

“Special Resolution” has the same meaning as in the Statute and includes a unanimous written resolution of all Shareholders: for this purpose, the requisite majority shall be not less than two-thirds of the votes of such Shareholders of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given;

“Share” means a share in the capital of the Company;

“Statute” means the Companies Law of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in force;

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other such persons performing similar functions are at the time directly or indirectly owned by such Person;

“these Articles” means these Articles of Association in their present form or as from time to time altered;

“Transfer” means to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or entering into any contract therefor, any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any of the Shares, creating any other claim thereto or to make any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such Shares, and a “Transfer” and “Transfers” shall have correlative meanings;

“Warrants” means the warrants issued in the offering of 155,000 units pursuant to the Warrant Agreement dated 29th October, 1999 between the Company and The Chase Manhattan Bank as Warrant Agent, with each unit consisting of US$1,000 principal amount of 12.5% senior notes due 2006 of ASAT Finance LLC and one warrant to subscribe 2.3944 Ordinary Shares at an exercise price of US$18.60 per Share (subject to adjustment in certain circumstances);

references to writing include references to any method of representing or reproducing words in a legible and non-transitory form;

references to documents being in writing or in written form or being sent or delivered shall include their being in the form of a telex or facsimile or (as the case may be) being telexed or faxed and references to any document being signed by a

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particular person includes an indication in any telex or facsimile message that such message was despatched by or at the direction of such person;

any words or expressions defined in the Statute in force at the date when these Articles are adopted shall bear the same meaning in these Articles; and

where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective.

REGISTERED OFFICE AND TRANSFER BY WAY OF CONTINUATION

3.	(A)	The Office shall be at such place in the Cayman Islands as the Board shall from time to time appoint.

	(B)	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of an Ordinary Resolution have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and be deregistered in the Cayman Islands.

SHARE RIGHTS

4.	Subject to any special rights conferred on the holders of any Shares or class of Shares, any Share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Board may decide.

5.	Subject to the provisions of the Statute and the Memorandum of Association any Shares may, with the approval of the Board, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed on such terms and in such manner as the Board before the issue of the Shares may determine.

6.	As of the date of adoption of these Articles, the authorised share capital of the Company is US$30,000,000 (United States Dollars) divided into 3,000,000,000 Shares of a nominal or par value of US$0.01 each; of such Shares, 1,000,000 shall be Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share (the “Series A Preferred Shares”).

MODIFICATION OF RIGHTS

7.

All or any of the special rights for the time being attached to any class of Shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied either with the consent in writing of the holders of not less than two-thirds in nominal value of the issued Shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those Shares. All the provisions of these Articles as to general meetings of the Company

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shall apply to any such separate general meeting, but so that the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued Shares of the class, that every holder of Shares of the class shall be entitled on a poll to one vote for every Share of the class held by him, that any holder of Shares of the class present in person or by proxy may demand a poll and that at any meeting of such holders adjourned through want of a quorum one holder present in person or by proxy (whatever the number of Shares held by him) shall be a quorum.

8.	The special rights conferred upon the holders of any Shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of those Shares, be deemed to be altered by the creation or issue of further Shares ranking pari passu with them.

SHARES

9.	Subject to the provisions of these Articles and the Memorandum of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the unissued Shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over, warrants to subscribe for or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may decide.

10.	The Company may in connection with the issue of any Shares exercise all powers of paying commission and brokerage conferred or permitted by the Statute.

11.	Except as ordered by a Court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any Share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice of it) any equitable, contingent, future or partial interest in any Share or any interest in any fractional part of a Share or (except only as otherwise provided by these Articles or by law) any other right in respect of any Share except an absolute right to the whole of the Share in the registered holder.

CERTIFICATES

12.

Every person whose name is entered as a Shareholder in the Register shall be entitled, without payment, to receive within two months after allotment or lodgement of Transfer (or within such other period as the terms of issue shall provide) one certificate for all his Shares of any one class or several certificates each for one or more of his Shares of such class upon payment for every certificate after the first of such sum (if any) not exceeding US$2 as the Board may from time to time decide. In the case of a Share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A

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Shareholder who has Transferred part of the Shares comprised in his holding shall be entitled to a certificate for the balance without charge.

13.	If a Share certificate is defaced, worn out, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity and in complying with the notice requirements imposed on the Company by the Statute as the Board may think fit and where it is defaced or worn out, on delivery of the old certificate to the Company.

14.	All forms of certificate for Share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) may, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Board may by resolution decide, either generally or in any particular case or cases, that any signatures on any such certificates need not be autographic but may be applied to the certificates by some mechanical means or may be printed on them or that the certificates need not be signed by any person.

LIEN

15.	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all amounts, whether presently payable or not, called or payable to the Company, at a date fixed by or in accordance with the terms of issue of such Share, in respect of that Share. The Company shall also have a first and paramount lien on every Share standing registered in the name of a Shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company’s lien on a Share shall extend to every amount payable in respect of it. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any Share to be wholly or in part exempt from the provisions of this Article.

16.	The Company may sell, in such manner as the Board may decide, any Share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable and is not paid within fourteen days after a notice in writing, demanding payment of the sum presently payable and stating that if the notice is not complied with the Share may be sold, has been served on the registered holder for the time being of the Share.

17.	The net proceeds of the sale by the Company of any Shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect

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of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the Share prior to the sale) be paid to the person who was entitled to the Share at the time of the sale. For giving effect to any such sale the Board may authorise some person to Transfer the Share sold to the purchaser thereof. The purchaser shall be registered as the holder of the Share and he shall not be bound to see to the application of the purchase money, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

18.	The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares (whether on account of the nominal amount of the Shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his Shares. A call may be revoked or postponed as the Board may decide.

19.	A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

20.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

21.	If an amount called in respect of a Share remains unpaid after it has become due and payable, the person from whom the sum is due shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding twenty per cent. per annum, as the Board may decide, but the Board shall be at liberty to waive payment of the interest wholly or in part.

22.	Any amount which, by the terms of issue of a Share, becomes payable on allotment or on any date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the Share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, if it is not paid, all the relevant provisions of these Articles shall apply as if the sum had become due and payable by virtue of a call.

23.	The Board may on the issue of Shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

24.

The Board may, if it thinks fit, receive from any Shareholder willing to advance them all or any part of the moneys uncalled and unpaid upon any Shares held by him and in respect of all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding

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(unless the Company by ordinary resolution shall otherwise direct) twenty per cent. per annum, as may be agreed upon between the Board and the Shareholder paying the advance.

FORFEITURE OF SHARES

25.	If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

26.	The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the Shares in respect of which the call has been made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any Share liable to be forfeited and, in that event, references in these Articles to forfeiture shall include surrender.

27.	If the notice is not complied with, any Share in respect of which it has been given may at any time, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. The forfeiture shall include all dividends declared in respect of the forfeited Shares and not paid before the forfeiture.

28.	When any Share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the Share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice.

29.	A forfeited Share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall decide. At any time before a sale, re-allotment or disposal the forfeiture may be cancelled on such terms as the Board may decide.

30.	A person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares with interest thereon at the rate of twenty per cent. per annum (or such lower rate as the Board may decide) from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the Shares forfeited.

31.	A certificate in writing under the hand of one director or the Secretary and that a Share has been duly forfeited on the date stated in the declaration shall be

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conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration (if any) given for the Share on the sale, re-allotment or disposal of it and the Board may authorise some person to Transfer the Share to the person to whom it is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the Share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the Share.

TRANSFER OF SHARES

32.	The Instrument of Transfer of a Share shall be signed by or on behalf of the transferor and the transferee and the transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the Register in respect thereof. All Instruments of Transfer, when registered, may be retained by the Company.

33.	The Board may decline to register any transfer of legal title to a Share unless:

(i)	the Instrument of Transfer, duly stamped, is lodged with the Company accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the Instrument of Transfer is in respect of only one class of Share; and

(iii)	in the case of a transfer of legal title to a Share to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four.

34.	If the Board declines to register a transfer of legal title to a Share it shall, within two months after the date on which the Instrument of Transfer was lodged, send to the transferor and the transferee notice of the refusal.

35.	No fee shall be charged by the Company for registering any transfer of legal title to a share, probate, letters of administration, certificate of death or marriage, power of attorney, stop notice, order of court or other instrument relating to or affecting the title to any Share, or otherwise making any entry in the Register relating to any Share.

ALTERATIONS OF CAPITAL

36.	The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into Shares of such amount as the resolution shall prescribe.

37.	The Company may, by the resolution increasing the capital, direct that the new Shares or any of them shall be offered in the first instance either at par or at a

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premium or (subject to the provisions of the Statute) at a discount or may make any other provisions as to issue of the new Shares.

38.	The new Shares shall be subject to all the provisions of these Articles with reference to lien, the payment of calls, forfeiture, Transfer, transmission and otherwise.

39.	The Company may from time to time by Ordinary Resolution:

(i)	consolidate, or consolidate and then divide, all or any of its share capital into Shares of larger amount than its existing Shares;

(ii)	sub-divide its existing Shares or any of them into Shares of smaller amount than is fixed by the Memorandum of Association and so that the resolution whereby any Share is sub-divided may determine that as between the holders of the Shares resulting from such sub-division one or more of the Shares may have any such preferred or other special rights over, or may have any such deferred or qualified rights or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or new Shares;

(iii)	cancel any Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the Shares so cancelled;

and may also by Special Resolution, subject to the provisions of the Statute:

(iv)	reduce its authorised and issued share capital or any capital redemption reserve fund in any way;

(v)	purchase its own Shares (including any redeemable Shares), and make a payment in respect of the redemption or purchase of its own Shares otherwise than out of the distributable profits of the Company or the proceeds of a fresh issue of Shares.

Where any difficulty arises in regard to any consolidation or division under paragraph (i) of this Article, the Board may deal with the difficulty as it thinks fit and in particular may issue fractional certificates or arrange for the sale of the Shares representing fractions and the distribution of the net proceeds of sale in due proportion among those Shareholders who would have been entitled to the fractions and for this purpose the Board may authorise some person to Transfer the Shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

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AMENDMENTS TO ARTICLES

40.	These Articles of Association and the Memorandum of Association of the Company may only be amended by Special Resolution.

DISPOSALS

41.	The Company may by Ordinary Resolution dispose of all or substantially all of its assets.

GENERAL MEETINGS

42.	The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Statute at such times and places as the Board shall appoint. Any general meeting of the Company other than an annual general meeting shall be called an extraordinary general meeting.

43.	The Board may, whenever it thinks fit, convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

44.	An annual general meeting and a meeting called for the passing of a Special Resolution shall be called by not less than twenty-one days’ notice in writing. A general meeting other than an annual general meeting or a meeting called for the passing of a Special Resolution shall be called by not less than fourteen days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given and it shall specify the place, day and time of the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Shareholders other than any who, under the provisions of these Articles or the terms of issue of the Shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company:

Provided that a general meeting of the Company which is called by shorter notice than that specified in this Article shall be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as the annual general meeting, by all the Shareholders entitled to attend and vote at the meeting; and

(ii)	in the case of any other meeting, by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent, in nominal value of the Shares giving that right,

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Provided that, notwithstanding the above, a meeting called for the passing of a Special Resolution for voluntary winding up (other than a Shareholders’ voluntary winding up) shall not be called by less than seven days’ notice.

45.	In every notice calling a general meeting of the Company, there shall appear with reasonable prominence a statement that a Shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a Shareholder.

PROCEEDINGS AT GENERAL MEETINGS

46.	All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:

(i)	the consideration and adoption of the accounts and balance sheet and the reports of the directors and the Auditors and other documents required to be annexed to the accounts;

(ii)	the appointment and the fixing of the remuneration of the Auditors; and

(iii)	the fixing of, or the determining of the method of fixing, the remuneration of the directors.

47.	No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, at least two persons holding in person or representing by proxy not less than one-third in nominal value of the issued Shares and entitled to vote shall be a quorum for all purposes. A corporation being a Shareholder shall be deemed for the purpose of these Articles to be present in person if represented by proxy or by its duly authorised representative.

48.	If within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to such other day (not being less than fourteen nor more than twenty-eight days later) and at such other time or place as the chairman of the meeting may determine. The Company shall give not less than seven days’ notice in writing of any meeting adjourned through want of a quorum.

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49.	Every director shall be entitled to attend and speak at any general meeting of the Company.

50.	The chairman (if any) of the Board or, in his absence, a deputy chairman (if any) shall preside as chairman at every general meeting. If there is no such chairman or deputy chairman, or if at any meeting neither the chairman nor a deputy chairman is present within five minutes after the time appointed for commencement of the meeting, or if neither of them is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

51.	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

52.	When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as expressly provided by these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

53.	A resolution in writing signed by or on behalf of all the Shareholders for the time being entitled to receive notice of and attend and vote at a general meeting of the Company at which such resolution was to be proposed shall be treated as a resolution duly passed at such a general meeting duly convened and held and, where relevant, as a special resolution so passed. Any such resolution may consist of several documents in the like form each signed by or on behalf of one or more of the Shareholders. A telex or facsimile sent by or on behalf of a Shareholder shall be deemed to be a document signed by or on behalf of him for the purposes of this Article.

VOTING

54.	Subject to any special terms as to voting upon which any Shares may be issued or may for the time being be held, on a show of hands every holder of Shares who is present in person or by proxy at a general meeting of the Company shall have one vote and on a poll every holder of Shares shall have one vote for each Share of which he is the holder.

55.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by the chairman of the meeting or any holder of Shares present in person or by proxy

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and entitled to vote. Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution, on a show of hands, has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

56.	If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

57.	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or on such date (being not later than three months after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

58.	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

59.	On a poll, votes may be given either personally or by proxy.

60.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

61.	In the case of joint holders of a Share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding, the first named being the senior.

62.	A Shareholder who is a patient for any purpose of any legislation in the Cayman Islands relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy and may otherwise act and be treated as such Shareholder for the purposes of general meetings.

63.	No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of his Shares in the Company have been paid.

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PROXIES

64.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it.

65.	A proxy need not be a Shareholder.

66.	The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll and an instrument of proxy which is not so delivered shall be invalid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution.

67.	Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any general meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

68.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office (or such place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) one hour at least before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

NUMBER OF DIRECTORS

69.	The Board shall consist of a minimum of three directors and a maximum of ten directors.

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APPOINTMENT AND REMOVAL OF DIRECTORS

70.	At each annual general meeting, [all] the directors shall retire from office. A director who retires at an annual general meeting may, if willing to continue to act, be reappointed. If he is not reappointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

71.	No person other than a retiring director shall be appointed or reappointed as director at any general meeting unless (a) he is recommended by the directors and, in the case of the appointment or re-appointment of an Independent Director, by a majority of the Independent Directors; or (b) not less than fourteen or more than thirty clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company’s register of directors together with a notice executed by that person of his willingness to be appointed or reappointed.

72.	Subject to the provisions of these Articles, the Shareholders may by Ordinary Resolution appoint any person who is willing to act to be a director to fill a vacancy, but so that the total number of directors shall not exceed the number prescribed by these Articles.

73.	Without prejudice to the power of the Company in general meeting to appoint any person to be a director, the directors may appoint a person who is willing to act to be a director to fill a vacancy, but so that the total number of directors shall not exceed the number prescribed by these Articles. A resolution by the Board to appoint a director shall be approved by a majority of the directors present at the meeting and, in the case of the appointment of an Independent Director, by a majority of the Independent Directors.

74.	The Company may by Ordinary Resolution remove any director before the expiration of his period of office.

75.	No shareholding qualification for directors shall be required.

ALTERNATE DIRECTORS

76. (A)	Each director may designate an alternate director who shall receive all materials supplied to directors and shall be entitled to attend all meetings of the Board and committees thereof.

(B)

Every person acting as an alternate director shall (except as regards power to appoint an alternate director and remuneration) be subject in all respects to the provisions of these Articles relating to directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed

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to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a director but shall not be entitled to receive from the Company any fee in his capacity as an alternate director.

(C)	Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate (in addition to his own vote if he is also a director). The signature of an alternate director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor and any telex or cable from an alternate director which would, if it were from his appointor, be effective to form part of any such resolution shall, unless the notice of his appointment provides to the contrary, be as effective as a telex or cable from his appointor.

REMUNERATION AND EXPENSES OF DIRECTORS

77.	No director (except for the Independent Directors) shall be entitled to any remuneration for serving in such capacity provided however that remuneration (if any) received in a capacity as employee or consultant shall not be prohibited by this Article.

78.	Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings of the Company and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a director. Any director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and this extra remuneration shall be in addition to any remuneration provided for by or pursuant to Article 77.

DIRECTORS’ INTERESTS

79. (A)	A director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of director for such period and upon such terms as the Board may decide and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the Board may decide and the extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

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(B)	A director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(C)	A director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested and shall not be liable to account to the Company or the Shareholders for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in the other company. The Board may also cause the voting power conferred by the Shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power in favour of any resolution appointing the directors or any of them to be directors or officers of the other company or voting or providing for the payment of remuneration to the directors or officers of the other company.

(D)	Subject to Article 93, a director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms or the termination of the appointment).

(E)	Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in such case each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof).

(F)	Subject to the next paragraph of this Article, no director or proposed or intending director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company or the Shareholders for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established.

(G)	A director or officer who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement

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with the Company shall, if his interest in the contract or arrangement or proposed contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so notwithstanding that the question of entering into the contract or arrangement is not taken into consideration at that meeting. A general notice to the Board given by a director or officer to the effect that by reason of the facts specified therein, he is to be regarded as interested in any contract or arrangement which may subsequently be made by the Company, shall be sufficient declaration of his interest under this Article, so far as attributable to those facts, in relation to any contract or arrangement so made; provided that no such general notice shall be effective in relation to any contract or arrangement unless it is given before the date on which the question of entering into the contract or arrangement is first taken into consideration on behalf of the Company.

(H)	Any contract or arrangement in which a director or officer of the Company is interested shall be approved by a majority of the disinterested directors or by the Shareholders in general meeting prior to the contract or arrangement being entered into. If the contract or arrangement is to be the subject of a resolution of the Shareholders in general meeting, the Shareholders shall be informed of the nature of the director’s or officer’s interest prior to voting on the resolutions.

(I)	A contract or arrangement in which a director or officer is interested shall not be void if entered into in breach of Article 79(G) provided that the contract or arrangement was fair to the Company at the time the contract or arrangement was approved by the Board or the Shareholders in general meeting. The Company may by Special Resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article 79.

POWERS AND DUTIES OF THE BOARD

80.	Subject to the provisions of the Statute, these Articles and to any directions given by the Company in general meeting, the business of the Company shall be managed by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or not) which are not by the Statute or by these Articles required to be exercised by the Company in general meeting. No regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

81.	The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present

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and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

82.	The Board may establish local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration. The Board may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board, with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

83.	The Board may by power of attorney appoint any company, firm or person or any fluctuating body of person, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

84.	The Board may entrust to and confer upon any director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. A majority of the Board may also from time to time appoint such officers of the Company as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the majority of the Board from time to time prescribe.

85.	The Company may exercise all the powers conferred by the Statute with regard to having official seals and such powers shall be vested in the Board.

86.	Subject to the provisions of the Statute, the Company may keep an overseas or local or other register in any place and the Board may make and vary such regulations as it may think fit respecting the keeping of any such register.

87.	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or Transferable or not, and all receipts for moneys paid to the

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Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time determine.

88.	The Board shall cause minutes or records to be made in books provided for the purpose:

(i)	of all appointments of officers made by the Board;

(ii)	of the names of the directors present at each meeting of the Board and at each meeting of each committee of the Board; and

(iii)	of all resolutions and proceedings at all meetings of the Company and of the Board and of any committee of the Board.

89.	The Board on behalf of the Company may exercise all the powers of the Company to grant pensions, annuities or other allowances and benefits in favour of any person including any director or former director or the relations, connections or dependants of any director or former director provided that no pension, annuity or other allowance or benefit (except such as may be provided for by any other Article) shall be granted to a director or former director who has not been an Executive director or held any other office or place of profit under the Company or any of its subsidiaries or to a person who has no claim on the Company except as a relation, connection or dependant of such a director or former director without the approval of an ordinary resolution of the Company. A director or former director shall not be accountable to the Company or the Shareholders for any benefit of any kind conferred under or pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

PROCEEDINGS OF THE BOARD

90.	The Board shall hold a regularly scheduled meeting at least once every three calendar months unless otherwise determined by the Board but in no event less often than once every fiscal year. All actions of the Board shall require the affirmative vote of at least a majority of the directors of the Board present at a duly convened meeting of the Board at which a quorum is present; provided that, in the event there is a vacancy on the Board and an individual has been nominated to fill such vacancy, the first order of business shall be to fill such vacancy. Any director may convene a board meeting by prior notice. Board meetings shall be held in Hong Kong or such other location agreed by a majority of the Board.

91.	The Board shall receive quarterly and annual financial statements and other appropriate reports concerning operations of the Company and other matters submitted to it. Such quarterly and annual financial statements shall be prepared in accordance with US GAAP and the annual financial statements shall be reported on by the auditors appointed in accordance with these Articles.

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92.	Notice of a meeting of the Board shall be given to a director not less than ten Business Days before such meeting (or such shorter period as all the directors consent to). Notice of a meeting of the Board shall be deemed to be duly given to a director if it is given to him in writing at his last known address or any other address given by him to the Company for this purpose. Such notice shall be deemed to be duly given or made if sent to him by fax (with confirmation in writing) to the fax number given by him to the Company for this purpose, delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested). A director absent or intending to be absent from Hong Kong may request the Board that notices of meetings of the Board shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but in the absence of any such request it shall not be necessary to give notice of a meeting of the Board to any director who is for the time being absent from Hong Kong. A director may waive notice of any meeting either prospectively or retrospectively.

93.	The quorum necessary for the transaction of the business of the Board shall be a majority of the directors then in office. If a quorum is not present within sixty minutes of the appointed time for a meeting, the meeting will automatically be adjourned to the same place and at the same time the following week (or if such day is not a Business Day, at the same time on the next following Business Day) or such earlier time as a majority of the directors then present may agree, and any four directors present at such adjourned meeting will constitute a quorum. Any director who has resigned from the board may continue to be present and to vote and be counted in the quorum on the resolution to fill the vacancy caused by his resignation. Any director who ceases to be a director at a meeting of the Board may continue to be present and to act as a director and be counted in the quorum with respect to any other resolutions until the termination of the meeting of the Board if no other director objects, his replacement is not present and if otherwise a quorum of directors would not be present.

94.	The continuing directors or a sole continuing director may act notwithstanding any vacancy in the Board but, if and so long as the number of directors is reduced below any minimum number fixed by or in accordance with these Articles, the continuing directors or director, notwithstanding that the number of directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

95.	The Board may elect a chairman and one or more deputy chairmen of its meetings and determine the period for which they are respectively to hold such office. If no chairman or deputy chairman is elected, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the same, the directors present may choose one of their number to be chairman of the meeting.

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96.	A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

97.	The Board shall create an audit committee, and may create such other committees as it may determine (including an executive compensation committee), delegate any of its powers, authorities and discretions to committees, consisting of such person or persons as it thinks fit. The composition of the audit committee shall comply with the then current requirements of the National Association of Securities Dealers, Inc. for so long as the company’s equity securities are quoted on NASDAQ and/or the then current requirements of any other securities exchange on which equity securities of the Company are then listed. In addition, any committee of the Board shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

98.	The meetings and proceedings of any committee consisting of two or more directors shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

99.	Any director of the Board or any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is.

100.	A resolution in writing signed by all the directors for the time being entitled to receive notice of a meeting of the Board (provided that number is sufficient to constitute a quorum) or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors or members of the committee concerned. A telex or facsimile sent by a director shall be deemed to be a document signed by him for the purposes of this Article.

101.

All acts done by the Board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or

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committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid as if each such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

SECRETARY

102.	One or more Secretaries may be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; any Secretary so appointed may be removed by the Board.

103.	Any provision of the Statute or these Articles requiring or authorising a thing to be done by or to a director and the Secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the Secretary.

THE SEAL

104. (A)	The Board shall provide for the custody of the Seal. The Seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, and to any resolution of the Board or of a committee of the Board dispensing with the requirement for signature on any occasion, any instrument to which the Seal is affixed shall be signed by one director or by such other person or persons as the Board may approve.

(B)	The Company shall be entitled to exercise the powers conferred by the Statute or any amendment or re-enactment thereof to use an official seal in any country or place where it carries on business.

DIVIDENDS AND OTHER PAYMENTS

105.	Subject to the Statute, the Company in general meeting may from time to time declare dividends to be paid to the Shareholders according to their rights and interests in the profits, but no dividend shall be declared in excess of the amount recommended by the Board.

106.	Except in so far as the rights attaching to, or the terms of issue of, any Share otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the Shares in respect of which the dividend is paid, but no amount paid up on a Share in advance of calls shall be treated for the purposes of this Article as paid up on the Share; and

(ii)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the Shares during any portion or portions of the period in respect of which the dividend is paid.

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107.	The Board may from time to time pay to the Shareholders such interim dividends as appear to the Board to be justified by the position of the Company; the Board may also pay any fixed dividend which is payable on any Shares of the Company half- yearly or on any other dates, whenever such position, in the opinion of the Board, justifies such payment.

108.	The Board may deduct from any dividend or other moneys payable to a Shareholder by the Company on or in respect of any Shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of Shares of the Company.

109.	No dividend or other moneys payable by the Company on or in respect of any Share shall bear interest against the Company.

110.	Any dividend, interest or other sum payable in cash to the holder of Shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the Shares at his registered address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the Shares held by them.

111.	Any dividend unclaimed after a period of six years from the date when it was declared shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, interest or other sum payable on or in respect of a Share into a separate account shall not constitute the Company a trustee in respect of it.

112.	Any general meeting declaring a dividend may by ordinary resolution, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up Shares or debentures of any other company, and the Board shall give effect to such direction, and where any difficulty arises in regard to the distribution the Board may settle it as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and Transfer any fractions or may ignore fractions altogether and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees, as may seem expedient to the Board.

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RESERVES

113.	The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

114.	The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any Share premium account or any capital redemption reserve fund and accordingly that the amount to be capitalised be set free for distribution among the Shareholders or any class of Shareholders who would be entitled to it if it was distributed by way of dividend and in the same proportions, on the footing that it is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any Shares in the Company held by such Shareholders respectively or in payment up in full of unissued Shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid among those Shareholders, or partly in one way and partly in the other, and the Board shall give effect to such resolution, provided that, for the purposes of this Article, a Share premium account and a capital redemption reserve fund may be applied only in the paying up of unissued Shares to be issued to such Shareholders credited as fully paid.

115.	Where any difficulty arises in regard to any distribution under the last preceding Article the Board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and Transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

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SUBSCRIPTION RIGHTS RESERVE

116. (A)	If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share then the following provisions shall apply:

(i)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Right Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) of this paragraph (A) on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up such additional shares in full as and when the same are allotted;

(ii)	the Subscription Right Reserve will not be used for any purpose other than that specified above until all other reserves of the Company (other than share premium account and capital redemption reserve) have been used and will then only be used to make good losses of the Company if and so far as is required by law;

(iii)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(a)	the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(b)

the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full

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such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of Shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder;

(iv)	if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors shall apply any profits or reserves then or thereafter becoming available (including to the extent permitted by law, share premium account and capital redemption reserve) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until such time no dividend or other distribution shall be paid or made on the shares. Pending such payment up and allotment the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors may think fit and adequate particulars thereof shall be known to each relevant exercising warrantholder upon the issue of such certificate.

(B)	Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned.

(C)	Notwithstanding anything contained in paragraph (A) of this Article no fraction of a share shall be allotted on exercise of the subscription rights.

(D)	The provisions of this Article as to the establishment and maintenance of the Subscription Right Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating, the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(E)

A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of

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the Company, as to the additional nominal amount of shares required to be allotted to an exercising warrantholder credited as fully paid and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders.

RECORD DATES

117.	Notwithstanding any other provision of these Articles the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

118.	The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions, in accordance with the Statute.

119.	The accounting records shall be kept at the Office or at such other place or places as the Board may think fit and shall always be open to inspection by the officers of the Company. No Shareholder (other than an officer of the Company) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by the Statute or authorised by the Board.

120.	A copy of every balance sheet and profit and loss account, including every document required by law to be annexed to them, which is to be laid before the Company in general meeting, together with a copy of the Auditors’ report, shall be sent to each Shareholder.

AUDIT

121.	(A)	The Company may at any annual general meeting appoint an Auditor or Auditors of the Company who shall hold office until the next annual general meeting and may fix his or their remuneration.

	(B)	The Directors may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The remuneration of any Auditor appointed by the Directors under this Article may be fixed by the Directors.

	(C)	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

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(D)	Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Directors or any general meeting of the Shareholders, make a report on the accounts of the Company in general meeting during their tenure of office.

SERVICE OF NOTICES AND OTHER DOCUMENTS

122.	Any notice or other document (including a Share certificate) may be served on or delivered to any Shareholder by the Company either personally or by sending it through the post in a prepaid letter addressed to such Shareholder at his registered address as appearing in the Register or by delivering it to or leaving it at such registered address addressed as aforesaid or, in the case of any notice, by sending a telex or facsimile message to the telex or facsimile address for the time being published as belonging to such Shareholder. In the case of joint holders of a Share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or delivery to all the joint holders.

123.	Any Shareholder described in the Register by an address not within Hong Kong who shall, from time to time, give to the Company an address within Hong Kong at which notices may be served upon him shall be entitled to have notices served upon him at that address.

124.	Any notice, if given by telex or facsimile, shall be deemed to have been served on the day following the despatch of the facsimile or telex message. Any notice or other document, if sent by post, shall be deemed to have been served or delivered on the day after the day when it was put in the post and in proving such service or delivery it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document delivered or left at a registered address otherwise than by post shall be deemed to have been served or delivered on the day on which it was so delivered or left.

125.	Any notice or other document delivered or sent by post to or left at the registered address of any Shareholder in pursuance of these Articles shall, notwithstanding that such Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any Share registered in the name of such Shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the Share and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the Share.

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DESTRUCTION OF DOCUMENTS

126.	The Company may destroy:

(i)	any Share certificate which has been cancelled at any time after the expiry of one year from the date of cancellation;

(ii)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(iii)	any Instrument of Transfer of Shares which has been registered at any time after the expiry of twelve years from the date of registration; and

(iv)	any other document on the basis of which any entry in the Register is made at any time after the expiry of twelve years from the date an entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every Share certificate so destroyed was a valid certificate duly and properly cancelled and that every Instrument of Transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, Provided always that:

(i)	the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii)	nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document before the period mentioned in this Article has elapsed or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii)	references in this Article to the destruction of any document include references to its disposal in any manner.

WINDING UP

127.	The Company may resolve by Special Resolution that it shall be wound up.

128.	If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Statute:

(i)	divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how the division shall be carried out as between the Shareholders or different classes of Shareholders, or

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(ii)	vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit but no Shareholder shall be compelled to accept any Shares or other assets upon which there is any liability.

INDEMNITY

129. (A)	The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or that such director or officer is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise (collectively “Agent”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(B)

The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company’s favour by reason of the fact that he is or was an Agent (as defined in Article 129(A)) against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be into the best interests of the Company and except that no

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indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Grand Court of the Cayman Islands or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Grand Court of the Cayman Islands or such other court shall deem proper.

(C)	To the extent that an Agent of the Company has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in Articles 129(A), or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(D)	Any indemnification under Articles 129 (A) or (B) (unless ordered by a court) shall be made by the Company only as authorised in the specific case upon a determination that the indemnification of the Agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Articles 129 (A) or (B). Such determination shall be made (i) by the Board of Directors or an executive committee of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable, upon advice by independent legal counsel in a written opinion to the Company or (iii) by the Shareholders.

(E)	Expenses incurred in defending a civil or criminal action, suit or proceeding referred to in Article 129 (A) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorised in this Article 129.

(F)	The indemnification and advancement of expenses provided or granted pursuant to the other provisions of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Article, resolution of Shareholders or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(G)	The Company may purchase and maintain insurance on behalf of any person who is or was an Agent of the Company against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company has indemnified him against such liability under the provisions of this Article 129.

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(H)	The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 129 shall continue to apply to an Agent of the Company upon a merger or consolidation or amalgamation of the Company in respect of any acts done by him as Agent to the Company prior to the merger or consolidation or amalgamation.

(I)	The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 129 shall, unless otherwise provided when authorised or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(J)	The Company shall not be liable to indemnify any Agent under this Article 129 (i) for any amounts paid in settlement of any action or claim effected without the Company’s written consent, which consent shall not be unreasonably withheld; or (ii) for any judicial award if the Company was not given a reasonable and timely opportunity, at its expense, to participate in the defence of such action.

(K)	For purposes of this Article 129 no person appointed or employed by the Company as an auditor is an officer or Agent of the Company.

SERIES A PREFERRED SHARES

130.	The powers, designations, preferences and relative participating, optional or other rights of the Series A Preferred Shares of the Company shall be as set forth in this Section 130 of these Articles. Unless specifically provided otherwise in these Articles, the Series A Preferred Shares will rank, with respect to dividend rights and rights upon liquidation, winding up, dissolution or similar transaction: (a) junior to each class or series of the Company’s capital stock the terms of which provide that such class or series will rank senior to the Series A Preferred Shares; (b) on a parity with each class or series of the Company’s capital stock that has terms providing that such class or series will rank on a parity with the Series A Preferred Shares; and (c) senior to the Company’s Ordinary Shares and each class or series of the Company’s capital stock that has terms providing that such class or series will rank junior to the Series A Preferred Shares. Each share of Series A Preferred Shares shall have the same relative rights and preferences as, and shall be identical in all respects with, all other shares of Series A Preferred Shares.

130.1.	Dividends

(a)

The holders of shares of Series A Preferred Shares (the “Series A Preferred Holders” or “Holders”) shall be entitled to receive, out of any assets legally available therefor, semi-annual cumulative preferred dividends equal to 13% per annum of the Issue Price payable in arrears on March 15 and September 15 of each year commencing March 15, 2006 (the “Preferred Dividends”).

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The Preferred Dividends will be payable, if and as declared by the Board as required by applicable law, at the Company’s option, as follows: (i) in cash, to the extent permitted by the terms of (x) the Indenture (the “Indenture”) dated as of January 26, 2004, as the same may be amended or supplemented from time to time between New ASAT (Finance) Limited and the Company and certain of its subsidiaries, as guarantors, and The Bank of New York, governing the 9.25% Senior Notes Due 2011 and (y) the covenants of the Company’s then existing indebtedness (the agreements governing such indebtedness, together with the Indenture, the “Outstanding Debt Instruments”); or (ii) if any dividends under clause (i) above are not permitted to be declared and paid under the Outstanding Debt Instruments, (x) in additional Series A Preferred Shares (including fractional shares) having an aggregate Issue Price equal to the amount of such dividends or (y) in Ordinary Shares (including fractional shares) with a value (determined by reference to the Fair Market Value of an Ordinary Share) equal to the amount of such dividends, in each case in fully paid and non-assessable shares of capital stock.

(b)	The determination of whether the cash dividends in clause (a)(i) above are permitted (or not permitted) under the Outstanding Debt Instruments shall be set forth in an officers’ certificate delivered to the Series A Preferred Holders.

130.2.	Liquidation

(a)	In the event of any liquidation, dissolution or winding up of the Company (“Liquidation Event”), the Series A Preferred Holders shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Ordinary Shares and any other series of preferred stock ranking junior to the Senior A Preferred Shares, an amount equal to 100% of the Issue Price for each share of Series A Preferred Shares, plus all accumulated but unpaid dividends thereon (the “Preferred Share Liquidation Preference”); subject to the foregoing being permitted under the terms of the Outstanding Debt Instruments.

(b)	Upon the completion of such distribution, the remaining assets of the Company available for distribution to holders of Ordinary Shares shall be distributed among the holders of the Series A Preferred Shares and the Ordinary Shares pro rata based on the number of Ordinary Shares held by each on an as-converted basis.

(c)

A merger, acquisition, change of control, consolidation, corporate restructuring, reorganization or other similar transaction or series of transactions in which the Company’s then-existing shareholders will not retain a majority of the voting power of the surviving entity subsequent to such transaction or transactions, or a sale, lease or other disposition of all or

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substantially all the Company’s assets (each, a “Deemed Liquidation Event”), shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of the Preferred Share Liquidation Preference; subject to the foregoing being permitted under the terms of the Outstanding Debt Instruments.

(d)	The Company shall give each Series A Preferred Holder written notice (a “Proposal Notice”) of any impending or proposed Liquidation Event or Deemed Liquidation Event not later than thirty (30) days prior to the shareholders’ meeting called to approve such impending or proposed Liquidation Event or Deemed Liquidation Event, if applicable, or thirty (30) days prior to the closing or occurrence of such impending or proposed Liquidation Event or Deemed Liquidation Event, whichever is earlier. Such Proposal Notice shall describe the material terms and conditions of the impending or proposed Liquidation Event or Deemed Liquidation Event and the provisions of this Section 130.2 as they apply to the allocation of proceeds to shareholders from such impending or proposed Liquidation Event or Deemed Liquidation Event. Upon any material changes to the terms of such impending or proposed Liquidation Event or Deemed Liquidation Event after the date the Company has given a related Proposal Notice, the Company shall give each Series A Preferred Holder prompt written notice of such material change(s).

(e)	If the consideration received by the Company in a Liquidation Event or Deemed Liquidation Event is other than cash, its value will be deemed its fair market value as reasonably determined in good faith by the Board in accordance with this clause. Any securities shall be valued as follows:

(i)	Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

(A)	if traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or quotation system over the thirty (30) day period ending three (3) days prior to the consummation of the Liquidation Event;

(B)	if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the consummation of the Liquidation Event; and

(C)	if there is no active public market, the value shall be the fair market value thereof, as reasonably determined in good faith by the Board.

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(ii)	The method of valuation of securities subject to investment letter or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in clauses (i) (A), (B) or (C) to reflect the approximate fair market value thereof, as reasonably determined in good faith by the Board.

130.3.	Redemption

(a)	At any time on or after May 4, 2011, the Company shall, at the option of the Series A Preferred Holder, be required to redeem, in whole or in part, any outstanding Series A Preferred Shares in cash at a price per share equal to the Issue Price plus an amount equal to accumulated and unpaid dividends to, but excluding, the date on which such redemption is to occur (the “Redemption Date”), subject to applicable law. Notwithstanding the foregoing, the Company will be under no obligation to redeem any Series A Preferred Shares at the option of the holder unless such redemption is permitted by the terms of the Outstanding Debt Instruments. The Series A Preferred Holder will deliver written notice of the exercise of such right to the Company not more than 60 and at least 30 days prior to the Redemption Date.

(b)	The Series A Preferred Shares shall be redeemable in cash at the Company’s option, in whole or in part, at any time if and as permitted by applicable law, at a price per share equal to the higher of (i) the Issue Price plus an amount equal to accrued and unpaid dividends to, but excluding, the Redemption Date, or (ii) and the aggregate Fair Market Value of the Ordinary Shares into which such Preferred Share is then convertible. Except as otherwise provided herein, the Company shall mail written notice of each redemption of any Series A Preferred Shares to each record holder thereof not more than 60 nor less than 30 days prior to the Redemption Date. In case fewer than the total number of shares of Series A Preferred Shares represented by any certificate are redeemed, a new certificate representing the number of unredeemed shares shall be issued to the holder thereof without cost to such holder within five business days after surrender of the certificate representing the redeemed shares.

(c)	Any communication or notice relating to redemption given pursuant to this Section 130.3 shall be sent by facsimile or by first-class certified mail, return receipt requested, postage prepaid, to the Series A Preferred Holders at their respective addresses as the same shall appear on the register of members of the Company, or to the Company at the address of its principal or registered office. At any time on or after the Redemption Date, the holders of record of the shares of Series A Preferred Shares being redeemed shall be entitled to receive the redemption price set forth herein upon actual delivery to the Company or its agents of the certificates representing the shares to be redeemed.

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(d)	In the event of a redemption by the Company, the number of shares of Series A Preferred Shares to be redeemed from each holder thereof in redemptions hereunder shall be the number of shares determined by multiplying the total number of shares of Series A Preferred Shares to be redeemed times a fraction, the numerator of which shall be the total number of shares of Series A Preferred Shares then held by such holder and the denominator of which shall be the total number of shares of Series A Preferred Shares outstanding on the date immediately preceding the Redemption Date.

(e)	No share of Series A Preferred Shares shall be entitled to any dividends accruing after the date on which the applicable redemption price set forth in clause (a) or (b) above of such share is paid to the holder of such share. On such date, all rights of the holder of such share of Series A Preferred Shares shall cease, and such share shall no longer be deemed to be issued and outstanding, and an amendment to the register of members shall be made to reflect such redemption.

(f)	[RESERVED]

(g)	The Company shall not, nor shall it permit any Subsidiary to, redeem or otherwise acquire any shares of Series A Preferred Shares, except as expressly authorized herein.

(h)	From and after the Redemption Date, holders of redeemed Series A Preferred Shares shall cease to have rights with respect thereto, unless the Company shall default in the payment of the redemption price as required, in which case the holders shall have the rights specified by applicable law in respect of the redemption price.

130.4.	[RESERVED]

130.5.	Voting Rights

Series A Preferred Shares Holders shall have no voting rights by virtue of their holding of such Series A Preferred Shares except as mandatorily required by applicable law.

130.6.	Conversion

Upon the terms set forth in this Section 130.6, each holder of a share of Series A Preferred Shares shall have the right, at such holder’s option, at any time and from time to time, to convert such share into the number of fully paid and non-assessable Ordinary Shares, equal to the quotient obtained by dividing (i) the Issue Price of such share by (ii) the Conversion Price (as defined below) in effect at the time of

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conversion. The conversion price per share at which Ordinary Shares shall be issuable upon conversion of shares of Series A Preferred Shares (the “Conversion Price”) shall initially be equal to $0.09, subject to adjustment as provided in this Section 130.6. The initial conversion price is substantially equivalent to an initial conversion rate of 555.556 of Ordinary Shares for each US$50.00 of Issue Price. If, on October 31, 2006 (the “Reset Date”) 80% of the Average Price is less than the Conversion Price in effect immediately prior to the Reset Date, then the Conversion Price shall be adjusted to an amount equal to 80% of the Average Price, which price shall be deemed the Conversion Price from and after the Reset Date, subject to adjustment as provided in this Section 130.6; provided that in no event shall the foregoing adjustment cause the Conversion Price to be less than $0.065.

(a)	The holder of shares of Series A Preferred Shares may exercise the conversion right pursuant to this provision by delivering to the Company the certificate for the shares to be converted, duly endorsed or assigned in blank or to the Company (if required by it), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made (the “Conversion Date”).

(b)	As promptly as practicable after the conversion of any shares of Series A Preferred Shares into Ordinary Shares, the Company shall issue and deliver to the holders of such shares, upon the written order of such holders, to the place designated by such holders, a certificate or certificates for the number of full shares of Ordinary Shares to which such holders are entitled together with, if applicable and permitted under the terms of the Outstanding Debt Instruments, (i) a cash amount in respect of any fractional interest in an Ordinary Share required pursuant to clause (d) below and (ii) any declared and unpaid dividends on such shares of Series A Preferred Shares being converted, as determined in accordance with Section 130.1. The Person in whose name the certificate or certificates for Ordinary Shares are to be issued shall be deemed to have become a shareholder of record on the Conversion Date unless the transfer books of the Company are closed on that date, in which event such Person shall be deemed to have become a shareholder of record on the next succeeding date on which the transfer books are open, but the Conversion Price shall be that in effect on the Conversion Date, and the rights of the holder of the shares of Series A Preferred Shares so converted shall cease on the Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred Shares surrendered for conversion, the Company shall issue and deliver upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Company, a new certificate covering the number of shares of Series A Preferred Shares representing the unconverted portion of the certificate so surrendered. The Company shall effect conversion in such manner as it considers appropriate and as permissible by law, including by a repurchase of the Series A Preferred shares and issue of Ordinary Shares, or by redesignation of the Series A Preferred Shares.

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(c)	Upon conversion, the Company (unless otherwise requested by the Majority Holders and if permitted under the terms of the Outstanding Debt Instruments) shall issue fractional shares of its Ordinary Shares, as applicable, and shall not distribute cash in lieu of such fractional shares. The number of full shares of Ordinary Shares issuable upon conversion of Series A Preferred Shares shall be computed on the basis of the aggregate number of shares of Series A Preferred Shares to be converted. If the Majority Holders so elect and if permitted under the terms of the Outstanding Debt Instruments, instead of fractional shares of Ordinary Shares which would otherwise be issuable upon conversion of any such shares of Series A Preferred Shares then being converted, the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to the product of (i) the Fair Market Value of one Ordinary Share and (ii) such fractional interest. The holders of fractional interests shall not be entitled to any rights as shareholders of the Company in respect of such fractional interests.

(d)	The Conversion Price shall be subject to adjustment from time to time as follows:

(i)	If after the Closing Date the Company issues or sells, or is deemed pursuant to Section 130.6(d)(ii)(C) to have issued or sold, any Additional Shares without consideration or for consideration per share (as determined below) less than the Conversion Price in effect as of the date of such issuance or sale, the Conversion Price in effect immediately prior to each such issuance or sale will immediately be reduced to the price determined by multiplying (A) the Conversion Price at which such shares of Series A Preferred Shares were convertible, as in effect on the last trading day immediately preceding such issuance or sale by (B) a fraction of which the numerator shall be the sum of (1) the number of Ordinary Shares outstanding immediately prior to such issuance or sale plus (2) the number of additional Ordinary Shares that the aggregate consideration received by the Company for the Additional Shares would purchase at the Conversion Price in effect on the last trading day immediately preceding such issuance or sale, and of which the denominator shall be the sum of (3) the number of Ordinary Shares of outstanding immediately prior to such issuance or sale, plus (4) the number of Additional Shares so issued or sold.

(ii)	For the purposes of any adjustment of the Conversion Price pursuant to clause (i) above, the following provisions shall be applicable:

(A)	In the case of the issuance of Ordinary Shares for cash in a public offering or private placement, the consideration shall be deemed to be the amount of cash paid therefor after deducting therefrom any discounts, commissions or placement fees payable by the Company to any underwriter or placement agent in connection with the issuance and sale thereof.

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(B)	In the case of the issuance of Ordinary Shares for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value per share thereof as reasonably determined in good faith by the Board.

(C)	In the case of the issuance of options to purchase or rights to subscribe for Ordinary Shares, securities by their terms convertible into or exchangeable for Ordinary Shares, or options to purchase or rights to subscribe for such convertible or exchangeable securities (except for options to purchase, rights to subscribe for, or securities convertible into, Excluded Shares):

(1)	the aggregate maximum number of Ordinary Shares deliverable upon exercise of such options to purchase or rights to subscribe for Ordinary Shares shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Ordinary Shares covered thereby;

(2)

the aggregate maximum number of Ordinary Shares deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities, options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Company upon the conversion or

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exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 130.6 (d)(ii)(A) and 130.6(d)(ii)(B) above);

(3)	on any change in the number of shares or exercise price of Ordinary Shares deliverable upon exercise of any such options or rights or conversions of or exchanges for such securities, other than a change resulting from the antidilution provisions thereof, the Conversion Price shall forthwith be readjusted to the Conversion Price as would have been obtained had the adjustment made upon the issuance of such options, rights or securities not converted prior to such change or options or rights related to such securities not converted prior to such change been made upon the basis of such change; and

(4)	on the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price shall forthwith be readjusted to the Conversion Price as would have been obtained had the adjustment made upon the issuance of such options, rights, securities or options or rights related to such securities been made upon the basis of the issuance of only the number of Ordinary Shares actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities, or upon the exercise of the options or rights related to such securities and subsequent conversion or exchange thereof.

(iii)	If, at any time after the Closing Date, the number of Ordinary Shares outstanding is increased by a stock dividend payable in Ordinary Shares (other than Ordinary Shares issued or to be issued as a dividend or distribution on Series A Preferred Shares or otherwise pursuant to any transactions contemplated by the Equity Financing Documents or Loan Documents) or by a subdivision or split-up of Ordinary Shares, then, following the record date for the determination of holders of Ordinary Shares entitled to receive such stock dividend, subdivision or split-up, the Conversion Price shall be appropriately decreased so that the number of Ordinary Shares issuable on conversion of each share of Series A Preferred Shares shall be increased in proportion to such increase in outstanding shares.

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(iv)	If, at any time after the Closing Date, the number of Ordinary Shares outstanding is decreased by a combination of the outstanding Ordinary Shares, then, following the record date for such combination, the Conversion Price shall be appropriately increased so that the number of Ordinary Shares issuable on conversion of each share of Series A Preferred Shares shall be decreased in proportion to such decrease in outstanding shares.

(v)	In the event of any capital reorganization of the Company, any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or any consolidation or merger of the Company, each share of Series A Preferred Shares shall after such reorganization, reclassification, consolidation or merger be convertible into the kind and number of shares of stock or other securities or property of the Company or of the Company resulting from such consolidation or surviving such merger to which the holder of the number of Ordinary Shares deliverable (immediately prior to the time of such reorganization, reclassification, consolidation or merger) upon conversion of such share of Series A Preferred Shares would have been entitled upon such reorganization, reclassification, consolidation or merger. The provisions of this clause (v) shall similarly apply to successive reorganizations, reclassifications, consolidations or mergers.

(vi)	No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1.0% in the Conversion Price; provided, however, that any adjustments not required to be made by virtue of this sentence shall be carried forward and taken into account in any subsequent adjustment. All calculations under Sections 130.6(d)(i) through 130.6(d)(v) above shall be made to the nearest one hundredth (1/100) of a cent or the nearest one tenth (1/10) of a share, as the case may be.

(vii)	Notwithstanding any other provision contained herein, no adjustment in the Conversion Price under 130.6(d) shall be made solely in respect of any issuance of any securities (or exercise, conversion, or exchange thereof in each case pursuant to the terms thereof) contemplated by the Series A Purchase Agreement, the Equity Financing Documents or the Loan Documents (as defined in the Loan Agreement), including as a result of the rights offering contemplated by the Series A Purchase Agreement.

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(viii)	Whenever the Conversion Price shall be adjusted as provided in Section 130.6(d), the Company shall make available for inspection during regular business hours, at its principal executive offices or at such other place as may be designated by the Company, a statement, signed by its chief executive officer, showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment. The Company shall also cause a copy of such statement to be sent by first class certified mail, return receipt requested and postage prepaid, to each Series A Preferred Holder affected by the adjustment at such holder’s address appearing on the Company’s records. Where appropriate, such copy may be given in advance and may be included as part of any notice required to be mailed under the provisions of Section 130.6(d)(ix) below.

(ix)	If the Company shall set a record date in connection with a proposal to take any action of the types described in clauses (i), (iii), (iv), (v) or (xi) of this Section 130.6(d), the Company shall give notice to each Series A Preferred Holder, which notice shall specify the record date, if any, with respect to any such action and the date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of shares of Series A Preferred Shares. Such notice shall be given at least twenty (20) days prior to the date so fixed. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(x)	The Company shall at all times keep reserved, free from preemptive rights, out of its authorized but unissued fully paid and non-assessable Ordinary Shares, solely for the purpose of effecting the conversion of Series A Preferred Shares or the conversion of any other securities issued pursuant to clauses (v) or (xi) of this Section 130.6(d), sufficient Ordinary Shares to provide for the conversion of all outstanding shares of Series A Preferred Shares.

(xi)

Without duplication of any other adjustment provided for in this Section 130.6, at any time the Company makes or fixes a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in property or securities of the Company other than Ordinary Shares, then, and in each such case, the Conversion Price then in effect shall be adjusted (and any other appropriate action shall be taken by the Company) by multiplying the Conversion Price in effect immediately prior to the

44

date of such dividend or distribution by a fraction, (i) the numerator of which shall be, the Fair Market Value of each Ordinary Share immediately prior to the date of such dividend or distribution, less the fair market value (as reasonably determined in good faith by the Board) of the portion of the property or securities applicable to one Ordinary Share so dividended or distributed, and (ii) the denominator of which shall be the Fair Market Value of the Ordinary Shares immediately prior to the date of such dividend or distribution (such fraction not to be greater than one); provided that the foregoing shall not apply to the rights offering contemplated by the Series A Purchase Agreement or any other issuance contemplated by the Equity Financing Documents or the Loan Documents (as defined in the Loan Agreement).

(xii)	In the event that holders of at least 66 2/3% of the then outstanding Series A Preferred Shares consent in writing to limit, or waive in its entirety, any antidilution adjustment to which the holders of such Series A Preferred Shares would otherwise be entitled hereunder, the Company shall not be required to make any adjustment whatsoever with respect to any Series A Preferred Shares in excess of such limit or at all, as the terms of such consent may dictate.

(xiii)	The Company shall not, by amendment of its Articles or through any reorganization, transfer of assets, spin-off, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action that would materially impair the rights of the Series A Preferred Holders as expressly provided in these Articles.

(xiv)	Upon each adjustment in the Conversion Price, the number of Ordinary Shares purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of Ordinary Shares purchasable immediately prior to such adjustment in the Conversion Price by a fraction, the numerator of which shall be the Conversion Price immediately prior to such adjustment and the denominator of which shall be the Conversion Price immediately thereafter.

(e)	Upon conversion of all of the shares of Series A Preferred Shares into Ordinary Shares, all of the provisions herein governing Series A Preferred Shares shall terminate with respect to the Company.

130.7. Definitions

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement dated as of July 31, 2005, by and among (a) the Company, and (b) each of the purchasers listed on the signature pages thereto

45

(the “Series A Purchase Agreement”). As used in this Section 130, the following terms shall have the following meanings:

“Additional Shares” means all Ordinary Shares issued (or deemed to be issued in accordance with Section 130.6(d)(ii)(C)) by the Company after the Initial Date other than Excluded Shares.

“ADSs” means the Company’s American Depositary Shares.

“Average Price” means with respect to an Ordinary Share as of the Reset Date: (i) if traded in the form of ADSs on the Nasdaq National Market, the Nasdaq Small Cap Market or over the counter, the Average Price shall be deemed to be the average of the closing prices of the Company’s ADSs over the trading days occurring during the trailing 90 day period ending three (3) trading days prior to the Determination Date and dividing such average by the average number of Ordinary Shares represented by each ADS over such period; and (ii) if there is no public market for the ADSs, then the Average Price shall be determined in good faith by the Board.

“Excluded Shares” means:

(i)	Ordinary Shares issued upon conversion of the Series A Preferred Shares and exercise of any warrants issued pursuant to the Series A Purchase Agreement or the Loan Agreement;

(ii)	Ordinary Shares issued or to be issued as a dividend or distribution on Series A Preferred Shares or any event for which adjustment is made pursuant to Section 130.6(d)(iii) or (iv);

(iii)	Ordinary Shares or other Equity Securities issued or issuable to the Company’s employees, consultants or directors directly or pursuant to a stock option plan or restricted stock plan approved by the Board;

(iv)	Ordinary Shares or warrants with an exercise price that is equal to or greater than the Fair Market Value on the date of issuance, issued to financial institutions or lessors in connection with commercial credit arrangements or equipment financings;

(v)	Ordinary Shares or other Equity Securities issuable upon exercise of Equity Securities outstanding as of the Closing Date;

(vi)	Ordinary Shares issued in connection with bona fide acquisitions, mergers or similar transactions, the terms of which are approved by the Board;

(vii)	Ordinary Shares or warrants issued for noncash consideration in connection with any arm’s length agreement with a commercial or trade entity in

46

connection with the delivery or purchase of goods and services in the ordinary course of business approved by the Board; and

(viii)	Ordinary Shares issued for cash consideration in connection with any arm’s length agreement with a commercial or trade entity in connection with the delivery or purchase of goods and services in the ordinary course of business approved by the Board, so long as the cumulative aggregate market value of all such Ordinary Shares (or with respect to warrants, the cumulative aggregate market value of all Ordinary Shares into or for which such warrants are exercisable), measured at the time of each such issuance, does not exceed $10,000,000 in the aggregate.

“Fair Market Value” means, with respect to an Ordinary Share as of a particular date (the “Determination Date”), unless otherwise specified herein: (i) if traded on the Nasdaq National Market, the Nasdaq Small Cap Market or over the counter, the fair market value shall be deemed to be the average of the closing prices of the Company’s ADS over the thirty (30) day trading period ending three (3) trading days prior to the Determination Date and dividing such average by the number of Ordinary Shares represented by each ADS; and (ii) if there is no public market for the ADSs, then fair market value shall be determined in good faith by the Board.

“Issue Price” means US$50.00 per Series A Preferred Share (as adjusted for stock dividends, subdivisions, stock splits, combinations or other similar events).

“Majority Holders” means the holders of at least a majority of the Series A Preferred Shares then outstanding.

“Organizational Documents” means the Articles and the Company’s Restated Memorandum of Association.

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130.8.	Transferabilty; Transfer Restrictions; Shareholders Agreement

(a)	No Series A Preferred Holder may assign or transfer any shares of Series A Preferred Shares or any of its rights, interests, or obligations thereunder without the prior written approval of a majority of the Series A Preferred Shares then outstanding; provided, however, that Series A Preferred Holders may assign or transfer Series A Preferred Shares to a Permitted Transferee (as defined in the Shareholders Agreement) or to a party to the Shareholders Agreement or their successors or assigns that agrees to be bound by the terms hereof.

(b)	Series A Preferred Shares and the Ordinary Shares issuable upon conversion of, or as dividends upon, any Series A Preferred Shares shall be deemed to be “Shares” (as defined in the Shareholders Agreement) owned by such Series A Preferred Holder as if such Person was a party to the Shareholders Agreement for purposes of Article 2 (Corporate Governance), Article 3 (Restrictions on Transfer), Article 4 (Right of First Offer; Tag Along Rights; Drag Along Rights) of the Shareholders Agreement and any other provision thereunder requiring a determination of “Share” ownership.

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NOTICE OF PASSING OF RESOLUTIONS

ASAT HOLDINGS LIMITED

(the “Company”)

I hereby certify that at a duly convened and quorate Annual General Meeting of the Company held at the offices of the Company, 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong on 17 November 2005, the following resolutions were passed:

1	THAT the Audited Financial Statements together with the Reports of the Directors and of the Auditors for the year ended 20 April 2005 now submitted to the meeting be and are hereby adopted;

2	THAT each of the following;

Bella Peck Lim Chhoa

Tung Lok Li

Andrew Liu

Joseph A. Martin

Henry C. Montgomery

Stephen M. Shaw

Eugene Suh

Kei Chua

Glen Possley

be and are hereby re-elected as directors of the Company;

3	THAT PricewaterhouseCoopers be and are hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting at a remuneration to be fixed by the Board of Directors; and

4	as a special resolution THAT the articles of association of the Company be amended in the terms set out on the notice of the meeting and as follows:

(a)	Delete Article 66 and replace with:

“The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, no later than the time for the taking of the poll provided that in all such cases the chairman of the meeting or adjourned meeting or poll, as the case may be, may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable, email or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution.”

(b)	Article 92 be amended by deleting the first sentence and replacing it with:

“Notice of a meeting of the Board shall be given to a director not less than two Business Days before such meeting (or such shorter period as all the directors consent to).”

(c)	Article 70 be amended by deleting the square brackets (“[ ]”) around the word “all” in the first line.

(d)	Article 130.7 be amended by deleting, in the 4th line of the 1st paragraph, the words “(the “Series A Purchase Agreement”)” and replacing them with:

“as amended, restate, modified or otherwise supplemented from time to time, the “Series A Purchase Agreement”)”.

(e)	The definition of “Additional Shares” in Article 130.7 be amended by deleting the words “Initial Date” in the 2nd line and replacing them with “Closing Date”.

(f)	The heading of Article 130.8 be amended by deleting the word “Transferability” and replacing it with the correct spelling “Transferability”.

(g)	In the Articles of Association, all references to “ordinary resolutions” be changed to “Ordinary Resolution” (except in the body of the definition of “Ordinary Resolution”).

(h)	In the Articles of Association, all references to “special resolution” be changed to “Special Resolution” (except in the body of the definition of “Special Resolution”).

/s/ Robert Gange
Robert Gange
President and Chief Executive Officer Chairman of the Meeting

CERTIFIED TO BE A TRUE AND CORRECT COPY
SIG.
NEYDIS TAVERAS
Asst. Registrar.
Date.

Exhibit 10.1

EXECUTION COPY

AMENDED AND RESTATED

SHAREHOLDERS AGREEMENT

November 10, 2005

among

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

ASIA OPPORTUNITY FUND, L.P.,

CO-INVESTORS LISTED HEREIN,

QPL INTERNATIONAL HOLDINGS LIMITED,

THE INDUSTRIAL INVESTMENT COMPANY LIMITED,

QPL (US) INC.

and

ASAT HOLDINGS LIMITED

ARTICLE 5	19

CONFIDENTIALITY; NON-COMPETITION	19

5.1 Confidentiality	19

5.2 Non-Competition by QPL	20

5.3 Non-Competition by Investors	21

5.4 Definitions	21

ARTICLE 6	22

QPL BANKRUPTCY; INDEMNIFICATION	22

6.1 QPL Bankruptcy Event	22

6.2 Indemnification	22

ARTICLE 7	23

MISCELLANEOUS	23

7.1 Ong Lawsuit	23

7.2 Entire Agreement	23

7.3 Binding Effect; Benefit	23

7.4 Assignment	23

7.5 Amendment; Waiver; Termination	23

7.6 Notices	24

7.7 Section Headings	24

7.8 Counterparts	24

7.9 Severability	25

7.10 Applicable Law	25

7.11 Specific Enforcement	25

7.12 Submission to Jurisdiction	25

7.13 Agent for Service	25

7.14 Lender Share Charge and Lender Facilities	26

7.15 QPL Obligations	26

7.16 Rights and Liabilities	26

ANNEX A – List of Co-Investors

ANNEX B – Form of Deed of Adherence

ANNEX C – Addresses for Notice Under the Shareholders Agreement

AMENDED AND RESTATED

SHAREHOLDERS AGREEMENT

AGREEMENT (the “Agreement”) dated November 10, 2005 among CHASE ASIA INVESTMENT PARTNERS II (Y), LLC, a limited liability company formed under the laws of Delaware (“CAIP”), ASIA OPPORTUNITY FUND, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“AOF”), the CO-INVESTORS listed in Annex A (the “Co-Investors” and together with CAIP and AOF, the “Investors”), THE INDUSTRIAL INVESTMENT COMPANY LIMITED, a company formed under the laws of the Cayman Islands (“TIIC”), QPL INTERNATIONAL HOLDINGS LIMITED, a corporation formed under the laws of Bermuda, QPL (US) INC. (formerly Worltek International, Ltd.), a California corporation (“QPL US”) and ASAT HOLDINGS LIMITED, a company formed under the laws of the Cayman Islands (“ASAT”).

In consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. Terms defined in the Subscription Agreement are incorporated herein unless otherwise defined herein. The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (and including a Subsidiary). No Shareholder shall be deemed an Affiliate of any other Shareholder solely by reason of any investment in ASAT. For the purpose of this definition, the term “control” (including with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“ASAT HK” means ASAT Limited, a corporation incorporated under the laws of Hong Kong which is a Subsidiary of ASAT.

“Board” means the board of directors of ASAT.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Hong Kong are authorized or obligated to close.

“CITIC” means CITIC Ka Wah Bank Limited.

“CITIC Facility” means the stand-by letter of credit facility, dated December 20, 2000, between QPL and CITIC.

“CITIC Share Charge” means the share charge to secure the liabilities under the CITIC Facility, to be entered into between The Industrial Investment Company Limited (“TIIC”) and CITIC in relation to the share charge over 30 million Shares held by TIIC and such further Shares as may be required under the top-up requirement thereunder from time to time up to a maximum of ten per cent of the issued Shares of ASAT from time to time (the top-up Shares not being subject to the Charge Over Shares dated October 29, 1999 between QPL US, TIIC, Standard Chartered Bank and AOF).

“Consent Letter” means the letter dated October 11, 2001, addressed by AOF and the Co-Investors to inter alia QPL and Hang Seng.

“EBITDA” means, for a specified period, the consolidated earnings before interest, income taxes, depreciation and amortization, excluding non-recurring or exceptional items and extraordinary gains and losses, of ASAT and its consolidated Subsidiaries, as derived from the audited financial statements of ASAT prepared in accordance with US GAAP as provided in Section 2.5(b).

“Fair Market Value” means on any date the average of the Closing Price of the American Depositary Receipts representing Shares (the “ADRs”) as quoted on the NASDAQ National Market System for each of the 5 consecutive trading days before such date divided by the number of Shares represented by one such ADR. “Closing Price” for any trading day means the last reported sale price for the Shares on that day or, if no reported sales take place on such day, the average of the closing bid and offer prices, in either case as quoted on the NASDAQ National Market System.

“Financial Debt” means indebtedness for borrowed money, deferred purchase price obligations, conditional sales obligations, capital lease obligations, purchase money obligations and finance and capital leases, guarantees thereof and other direct or contingent monetary obligations. For the avoidance of doubt, “Financial Debt” does not include trade payables or operating leases incurred in the ordinary course by business.

“Fund Affiliates” means, as to any Investor, (i) any of its general partners, limited partners, fund managers and funds managed by its fund managers, officers (including vice presidents), general partners and Affiliates thereof, and, after the Initial Public Offering, any employee thereof, and (ii) the spouses, lineal descendants and heirs of individuals referred to in clause (i) and trusts controlled by or for the benefit of such individuals.

“Hang Seng” means Hang Seng Bank Limited.

“Hang Seng Facility” means the Facility Agreement, dated October 11, 2001, between QPL and Hang Seng.

“Hang Seng Share Charge” means the share charge to secure the liabilities under the Finance Documents (as defined in the Hang Seng Facility) to be entered into between TIIC and Hang Seng in relation to the share charge over 56 million Shares held by TIIC, and on or before November 30, 2001 an additional 4 million shares, and such further Shares as may be

2

required under the top-up requirement thereunder from time to time up to a maximum of ten per cent of the issued Shares of ASAT from time to time (the top-up Shares not being subject to the Charge Over Shares dated October 29, 1999 between QPL US, TIIC, Standard Chartered Bank and AOF).

“Hang Seng Shares” means the Shares pledged to Hang Seng under the Hang Seng Share Charge.

“Initial Public Offering” means the first Public Offering of equity securities of ASAT, ASAT HK or other Subsidiary of ASAT (unless otherwise specified) upon the consummation of which such securities are listed on Nasdaq or a internationally recognized securities exchange, including without limitation The Stock Exchange of Hong Kong Limited.

“Lender” means each of CITIC and Hang Seng (collectively, the “Lenders”).

“Lender Facility” means each of the CITIC Facility and the Hang Seng Facility.

“Lender Share Charge” means each of the CITIC Share Charge and the Hang Seng Share Charge.

“Lender Transferee” means any direct or indirect transferee of any Lender holding an interest in Shares that have been subject to a Transfer pursuant to or as a result of a charge or Charge Transfer.

“Nasdaq” means the National Association of Securities Dealers, Inc. Automated Quotation System’s National Market.

“Net Debt” means all consolidated Financial Debt of the ASAT Companies outstanding at the time of determination, net of cash held by the ASAT Companies at such time.

“Percentage Ownership” means, with respect to any Shareholder, an amount equal to the aggregate number of Shares registered in the name of such Shareholder divided by the total number of Shares owned by the Shareholders.

“Permitted Transferee” means (a) with respect to each Investor: (i) AOF, CAIP and any of their respective Fund Affiliates, (ii) any of its Fund Affiliates, and (iii) any Permitted Transferee of its Permitted Transferees; and (b) with respect to QPL: any wholly owned Subsidiary of QPL.

“Person” means an individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Public Offering” means, in the case of an offering in the United States, an underwritten public offering of equity securities of ASAT or ASAT HK pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, and, in the case of an offering in any other jurisdiction, a widely distributed underwritten offering of equity securities

3

of ASAT or ASAT HK in which both retail and institutional investors are eligible to buy in accordance with the securities laws of such jurisdiction.

“Public Sale” means any Sale of Shares (i) in a Public Offering or (ii) on Nasdaq or on any other internationally recognized securities exchange on which the Shares are listed following the Initial Public Offering, provided that in either case such Sale is not directed to a particular purchaser or group of purchasers with whom the Shareholder has an understanding, agreement or arrangement (written or otherwise) regarding such Sale. For the avoidance of doubt, Public Sale shall include any Transfer by QPL to any Lender or any nominee of such Lender which is to be the holder of such Shares on such Lender’s behalf or any deposit of Shares into a depositary, in each case pursuant to or substantially contemporaneous with the enforcement of the respective Lender Share Charge, for the issuance and substantially contemporaneous Public Sale of equivalent American depositary shares representing such Shares.

“QPL” means QPL International Holdings Limited, a corporation formed under the laws of Bermuda and unless otherwise specified shall include, jointly and severally with QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc. and any direct or indirect wholly owned Subsidiary of QPL that has a direct or indirect interest in the Shares.

“Required Drag Along Sale Price” means, for purposes of Section 4.3, a per Share price of at least six times EBITDA for the period of the last four full fiscal quarters preceding the date of the Right of First Refusal Notice less Net Debt at the end of such period (as calculated by ASAT’s auditors based on ASAT’s latest available management accounts) divided by the total number of issued and outstanding Shares on a fully diluted basis (taking into account the Shares to be issued upon exercise of the Warrants and the Shares to be issued to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee) at the time of such determination.

“Sell” means to Transfer, except by way of pledge, charge, hypothecation or other grant of a security interest or making of any other encumbrance, and “Sale” and “Sales” shall have correlative meanings.

“Shareholder” means each registered shareholder of ASAT that is a party to this Agreement, whether in connection with the execution and delivery hereof as of the date hereof, pursuant to Section 7.4 or otherwise.

“Shares” means ordinary shares in ASAT with voting rights, par value US$0.01 per share, including any subdivisions, combinations, splits or reclassifications thereof.

“Subscription Agreement” means the amended and restated subscription agreement dated as of October 29, 1999 entered into among the Investors, QPL, Bring Luck, TIIC, QPL US (formerly Worltek International, Ltd.), ASAT HK and ASAT, pursuant to which the Investors, TIIC and QPL US and agreed severally and not jointly and severally to subscribe for, inter alia, Shares.

4

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other such persons performing similar functions are at the time directly or indirectly owned by such Person.

“Third Party” means a prospective purchaser of Shares in an arm’s-length transaction from a Shareholder where such purchaser is not a Permitted Transferee of such Shareholder.

“Transfer” means to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or entering into any contract therefor, any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any of the Shares, creating any other claim thereto or to make any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such Shares, and “Transfer”, “Transfers” and “Transferred” shall have correlative meanings.

1.2 Construction. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) the phrase “ordinary course of business” refers to the business of the ASAT Companies taken as a whole or each ASAT Company, as the context requires. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

ARTICLE 2

CORPORATE GOVERNANCE

2.1 Composition of the Board. (a) The Board shall consist of nine directors. Subject to Section 2.1(b), AOF shall have the right to appoint three directors and QPL shall have the right to appoint three directors, one of whom initially shall be Mr. T.L. Li. The remaining three directors shall be Independent Directors and initially shall be Edward Cheng, Henry Cheng and Gordon Campbell. Subject to Section 2.1(b), AOF shall select up to three Independent Directors, and QPL shall nominate such persons, for recommendation to the Board for approval and appointment by the Board in accordance with the Articles of Association of ASAT and this Agreement, unless QPL reasonably concludes that such person is not professionally qualified to serve as an Independent Director, in which case, AOF shall select and QPL shall nominate another person as the Independent Director on the same basis.

5

(b) Save as otherwise provided in this Section 2.1(b), if at any time QPL or the Investors decrease their respective direct or indirect ownership of Shares, Section 2.1(a) shall be deemed permanently amended so that the number of directors that QPL or the Investors (as the case may be) may appoint, select or nominate shall be reduced as set forth in the following table:

Percentage of Outstanding Shares Owned by QPL or the Investors	Number of Directors	Number of Independent Directors
more than 20%	3	3
more than 10% but equal to or less than 20%	2	2
more than 5% but equal to or less than 10%	1	1
equal to or less than 5%	0	0

For the avoidance of doubt, it is understood that AOF may retain its right of selection of an Independent Director under Section 2.1(a) even if QPL loses a right of a nomination of such Independent Director as a result of this Section 2.1(b).

(c) Following issue of Shares upon exercise of the Warrants or issue of Shares to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee, the percentage thresholds referred to in Section 2.1(b) above shall be reduced to reflect the dilutive effect or reduction of the numbers of Shares held by QPL or the Investors as a result of such event.

(d) Upon losing the right to appoint a director pursuant to Section 2.1(b), AOF or QPL (as the case may be) shall cause the relevant number of directors which it appointed under Section 2.1(a) to resign from the Board unless a majority of the Board (excluding the resigning director) and a majority of the Independent Directors determine otherwise.

(e) Each of QPL and AOF may designate one alternate director (other than the Independent Directors) who shall receive all materials supplied to directors and shall be entitled to attend all meetings of the Board and committees thereof. The Shareholders shall procure that the Directors appointed by any Shareholder shall not be required to hold any qualification share nor shall they be subject to retirement by rotation.

(f) As used herein, “Independent Director” shall mean a person who (i) at the time of election is not (A) a direct or indirect legal or beneficial owner of equity securities in any ASAT Company in an amount greater than 5% of the total outstanding equity securities of such ASAT company or (B) employee, officer or director of any ASAT Company or of any Affiliate of any ASAT Company (other than as an Independent Director) and (ii) is nominated as an Independent Director by the Board, provided that for so long as equity securities of ASAT are quoted on Nasdaq at least three Independent Directors shall meet the then current requirements for independent directors as set forth in the rules of the National Association of Securities Dealers, Inc. Each Shareholder entitled to vote for the election of directors to the Board agrees that it will vote its Shares and take all other necessary action (including in order to satisfy any quorum requirement) in order to ensure that the composition of the Board is as set forth in this Section 2.1.

2.2 Removal. Each Shareholder agrees that if, at any time, it is then entitled to vote for the removal of directors of ASAT, it will not vote any of its Shares in favor of the removal of any director who shall have been selected or appointed pursuant to Section 2.1 unless (a) such removal shall be for Cause, (b) the director chosen by QPL or AOF (as the case many be) to resign in accordance with Section 2.1(b) refuses to resign, (c) the Persons entitled to select or appoint such director shall have consented to such removal in writing or (d) such director fails

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to take any action necessary or appropriate to implement the purpose of this Agreement or takes any action that is contrary to or frustrates the purpose of this Agreement and all Shareholders (other than the Shareholder entitled to select or appoint such director) shall have consented to such removal in writing, provided that with respect to the removal of an Independent Director, such written consent must be obtained from both AOF and QPL, such consent not to be unreasonably withheld or delayed. Removal for “Cause” shall mean removal of a director because of (a) such director’s wilful and continued failure to substantially perform his duties as a director of ASAT, (b) such director’s wilful conduct which is significantly injurious to ASAT or any Shareholder’s investment in Shares, monetarily or otherwise, (c) such director’s being convicted or investigated in a criminal proceeding (other than traffic violations and other minor offenses), (d) such director’s being censured or subject to equivalent action by any internationally recognized securities exchange (including a pending proceeding), or (e) a petition under the bankruptcy of insolvency laws of any jurisdiction is filed by or against, or a receiver, or similar officer is appointed by a court for the business or property of, such director, or any partnership in which he is or was a general partner at or within two years before such date or any corporation or business association of which he was an executive officer at or within two years before such date. Upon appointment to the Board or any board of directors of a Subsidiary of an ASAT Company, each director appointee (for avoidance of doubt, this does not include the Independent Directors) shall agree to abide by the terms of this Article 2 and shall deliver to ASAT a signed notice of resignation with a blank date, which AOF or QPL (as the case may be) may cause to be completed and become effective in each case in accordance with the terms of this Agreement and the Articles of Association of ASAT.

2.3 Vacancies. (a) If a director appointed by a person entitled under Section 2.1(a) to appoint such director shall cease to be a director as a result of death, disability, retirement, resignation, removal (with or without Cause) or otherwise, such person may appoint on the basis provided in Section 2.1 another individual to fill such vacancy, provided such vacancy shall be filled pursuant to Section 2.3(b) if such appointment would result in such person having a number of appointees on the Board in excess of the maximum number allotted to such person under Section 2.1(b).

(b) Notwithstanding anything to the contrary in the Articles of Association of ASAT except as provided in Section 2.3(a), any vacancy arising from the death, disability, retirement, resignation, removal (with or without Cause) or otherwise of a director shall be filled by (i) a majority of the directors present at a meeting of the Board and (ii) a majority of the Independent Directors. Each Shareholder who has appointed a director pursuant to Section 2.1 agrees to procure that its appointed directors will not vote in favor of a nominee to fill such a vacancy unless a majority of the Independent Directors have first voted in favor of such nominee. The Shareholders shall cooperate in good faith with the Independent Directors to fill any vacancy of an Independent Director seat so that there are at least three Independent Directors on the Board.

(c) Notwithstanding anything to the contrary in the Articles of Association of ASAT, with respect to any vacancy on the Board resulting from a removal (with or without Cause) or from a resignation required under Section 2.1(d) or Section 6.1, the removed or resigning director shall not be entitled to vote in the election of such director’s successor and shall be not be counted as attending the Board meeting at the time the Board elects such successor.

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2.4 Meetings. The Board shall hold a regularly scheduled meeting at least once every three calendar months, unless otherwise determined by the Board but in no event less often than once every fiscal year. The Shareholders entitled to vote Shares shall procure that notice in writing of not less than 10 Business Days shall be given in respect of a meeting of directors of ASAT or its Subsidiaries, unless all directors of ASAT consent to shorter notice. Any director may convene a board meeting by prior notice in accordance with Section 7.5. Board meetings shall be held in Hong Kong or at such other location agreed by a majority of the Board, including, for so long as each is entitled to appoint a director pursuant to Section 2.1, at least one director appointed by QPL and one director appointed by AOF. Any director can participate in a meeting of the directors of ASAT or its Subsidiaries by means of telephone conference or similar communication equipment whereby all persons participating in such meeting can hear each other. Participation in a meeting in such manner shall be deemed to constitute presence in person at such meeting and shall be taken into account for the purpose of a quorum and voting.

2.5 Action by the Board. (a) A quorum of the Board shall consist of a majority of the total directors. If a quorum is not present within 60 minutes of the appointed time for a meeting, the meeting will automatically be adjourned to the same place and at the same time the following week (or if such day is not a Business Day, at the same time on the next following Business Day), and any four directors then present will constitute a quorum. For so long as the Investors or QPL (as the case may be) own at least 10% of Shares outstanding, the Shareholders agree not to take any action (and will procure that all directors appointed by such Shareholder pursuant to Section 2.1 will not take any action) at a meeting of the Board unless at least one director appointed by AOF or QPL (as the case may be) is present at the meeting.

(b) All actions of the Board shall require the affirmative vote of at least a majority of the directors present at a duly convened meeting of the Board at which a quorum is present, provided that, in the event there is a vacancy on the Board and an individual has been nominated to fill such vacancy, the first order of business shall be to fill such vacancy.

(c) The executive officers of ASAT shall submit to the Board, and obtain their approval of, prior to the start of each fiscal year of ASAT, a business plan (the “Business Plan”) setting forth the annual budget and operating plan of ASAT for such fiscal year. The Board shall receive quarterly (no later than 45 days after the relevant fiscal quarter ends) and annual (no later than 90 days after the relevant fiscal year ends) financial statements and other appropriate reports concerning operations of ASAT and other matters submitted to it. For the financial year ended April 30, 2000 and thereafter, such quarterly and annual financial statements shall be prepared in accordance with US GAAP and the annual financial statements shall be reported on by the auditors selected pursuant to Section 2.6. ASAT shall also maintain a set of statutory financial accounts prepared in accordance with HK GAAP, to the extent required by any applicable law of Hong Kong. The first fiscal year after the Closing Date shall end on April 30, 2000 unless all Shareholders otherwise agree.

(d) The Board shall create an audit committee and may create executive, compensation and other committees with such powers and duties as the Board shall determine.

(e) The Shareholders entitled to vote Shares agree that the provisions in ASAT’s articles of association and in this Agreement regarding voting by directors and shareholders shall apply equally to each ASAT Company as if its name was substituted for ASAT throughout, and

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the Shareholders shall procure that the Board shall not permit any Subsidiary or any ASAT Company to engage in any transaction or matter unless in accordance with the relevant provisions in ASAT’s articles of association and this Agreement (other than a transaction or matter involving exclusively other ASAT Companies or wholly owned Subsidiaries thereof).

2.6 Appointment of Auditors. Each Shareholder entitled to vote Shares agrees to vote its Shares, and each Shareholder who has appointed a director pursuant to Section 2.1 agrees to procure that its appointed directors will vote, to cause the Board to appoint as ASAT’s auditors an internationally recognized accounting firm selected by AOF and approved by QPL (such approval not to be unreasonably withheld or delayed).

2.7 Necessary Actions; Avoidance of Conflict. Each Shareholder shall, subject to applicable law, vote its Shares and take all actions necessary, and each Shareholder who has appointed a director pursuant to Section 2.1 agrees to procure that its appointed directors will vote and take all action necessary, to (a) implement the provisions of this Agreement and each of the other Transaction Agreements, (b) ensure compliance by such Shareholder with its obligations under this Agreement and under each of the other Transaction Agreements and (c) ensure that the Memorandum and Articles of Association of ASAT (and the memorandum and articles of association, certificate of incorporation, bylaws or other basic organizational documents of any of ASAT’s Subsidiaries) facilitate and do not at any time conflict with any provision of this Agreement.

2.8 Subsidiary Directors. Subject to Sections 2.1 and 6.1, the board of directors of each Subsidiary of ASAT or Subsidiary thereof shall consist of an equal number of directors appointed by QPL and AOF, with no more than three directors being appointed by QPL and AOF each, except that the board of directors of ASAT HK shall be identical in size and members to the Board. QPL and AOF shall cause their respective appointees to take all actions in accordance with the directions of the Board. Such appointees may be removed and vacancies on such boards shall be filled on the same basis as provided in Sections 2.2 and 2.3.

2.9 Remuneration. No director on the Board (other than the Independent Director) shall be entitled to any remuneration for serving in such capacity except for reimbursement of out-of-pocket expenses in connection with the performance of his duties as director and, if such director is otherwise an employee or consultant of ASAT, remuneration received in such capacity.

ARTICLE 3

RESTRICTIONS ON TRANSFER

3.1 General. No Shareholder will, directly or indirectly, Transfer any Shares or any interest therein (or solicit any offers for the Transfer thereof) unless such Transfer is in accordance with and permitted by Articles 3 and 4. Without limitation of the foregoing, QPL shall not directly or indirectly Transfer any equity or other ownership interests in or voting control of any Affiliate of QPL that has any direct or indirect legal or beneficial ownership of any Shares, other than to a wholly owned subsidiary of QPL. Notwithstanding anything to the contrary in Section 3.1, QPL may pledge Shares to the Investors pursuant to the charge agreement described in Section 4.5 and as provided in Section 4.4.

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3.2 Legend on Share Certificates. (a) In addition to any other legend that may be required, each certificate for Shares owned by a Shareholder shall bear a legend in substantially the following form:

“THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN A SHAREHOLDERS AGREEMENT DATED AS OF NOVEMBER 10, 2005, A COPY OF WHICH MAY BE OBTAINED UPON REQUEST FROM ASAT HOLDINGS LIMITED. NO SUCH TRANSFER SHALL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND CONDITIONS OF THE AFORESAID SHAREHOLDERS AGREEMENT HAVE BEEN COMPLIED WITH IN FULL.”

(b) If any Shares cease to be subject to any restrictions on Transfer set forth in this Agreement (including by way of Public Sale), ASAT shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such shares without the legend required by Section 3.2(a) endorsed thereon.

3.3 Permitted Transferees. Notwithstanding anything in this Agreement to the contrary, a Shareholder may Transfer any or all of its Shares to one or more of its Permitted Transferees without the consent of the Board or any other Shareholder (it being understood that such consent shall have deemed to have been given) and without compliance with Sections 4.1, 4.2 and 4.3 if (a) such Permitted Transferee shall have entered into a deed of adherence substantially in the form attached as Annex B and (b) the Transfer to such Permitted Transferee is not in violation of applicable securities laws. Notwithstanding any such Transfer, the transferring Shareholder and its Permitted Transferees shall be deemed to be a single Shareholder under this Agreement. Following any Transfer of its Shares to a Permitted Transferee (other than a Permitted Transferee referred to in clause (b)(ii) of the definition of “Permitted Transferee”), QPL shall remain jointly and severally liable with such Permitted Transferee. If any Permitted Transferee holding Shares Transferred to it by a Shareholder pursuant to Section 3.3 shall no longer qualify as a Permitted Transferee of such Shareholder, the Permitted Transferee shall return the Shares to such Shareholder or to another Permitted Transferee of such Shareholder in accordance with the Shareholder’s instruction.

ARTICLE 4

RIGHT OF FIRST OFFER;

TAG ALONG RIGHTS;

DRAG ALONG RIGHTS

4.1 Right of First Offer. (a) Any Shareholder (the “Section 4.1 Seller”) that desires to sell any of its Shares (other than a Sale (x) to a Permitted Transferee as permitted by Section 3.3, (y) in a Public Sale, or (z) in connection with a Transfer by QPL pursuant to Transfer of Shares referred to in Section 4.5) shall provide each non-selling Shareholder written notice of its desire to so Sell Shares (a “Right of First Offer Notice”). The Right of First Offer Notice shall set forth the number of Shares which the Section 4.1 Seller desires to Sell, the per share consideration to be received for the Shares and any other proposed material terms and conditions relating to such Sale. Notwithstanding the foregoing, no Lender shall have any rights

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under, but each of the Lenders nonetheless shall be bound by this Section 4.1, subject to Section 4.4(b) and Section 4.4(c), provided that Section 4.1 shall not restrict any Transfer of Shares by way of Public Sale.

(b) (i) The delivery of a Right of First Offer Notice shall constitute an offer, which, subject to Section 4.4(b) below, shall be irrevocable for 21 days (the “Right of First Offer Notice Period”), by the Section 4.1 Seller to Sell to each non-selling Shareholder (each an “Offeree” and collectively the “Offerees”) the Shares subject to the Right of First Offer Notice, for the per share price set forth in the Right of First Offer Notice and on the terms and conditions set forth therein. Each Offeree shall have the right, but not the obligation, to accept the offer set forth in the Right of First Offer Notice to purchase all but not less than all of the Shares subject thereto by giving a written notice of purchase (a “Section 4.1 Purchase Notice”) to the Section 4.1 Seller prior to the expiration of the Right of First Offer Notice Period. Subject to Section 4.1(b)(ii), delivery of a Section 4.1 Purchase Notice by an Offeree to the Section 4.1 Seller shall constitute a contract between such Offeree and the Section 4.1 Seller for the purchase and Sale of the Shares subject to the Right of First Offer Notice for the per share price set forth in the Right of First Offer Notice and on the terms and conditions set forth therein.

(ii) In the event more than one Offeree shall deliver a Section 4.1 Purchase Notice to the Section 4.1 Seller prior to the expiration of the Right of First Offer Notice Period, each such Section 4.1 Purchase Notice shall constitute a separate contract between the Section 4.1 Seller and such Offeree delivering a Section 4.1 Purchase Notice for the purchase and Sale of Shares subject to the Right of First Offer Notice, at the per share price set forth therein. The number of Shares subject to each such separate contract shall be determined on a pro rata basis based upon the number of Shares owned by each Offeree delivering a Section 4.1 Purchase Notice, or on such other basis as such Offerees may agree. The aggregate number of Shares, and the aggregate purchase price thereof, subject to all such contracts shall at all times equal the number of Shares set forth in the Right of First Offer Notice and the purchase price per share set forth therein multiplied by the number of Shares set forth therein, respectively.

(c) The closing of any purchase and Sale of Shares between the Section 4.1 Seller and any Offeree pursuant to this Section 4.1 shall take place on the date designated by such Offeree within 30 days from the termination of the Right of First Offer Notice Period; provided that if such purchase and Sale of such Shares is subject to any prior approval or other consent required by applicable law, regulation or stock exchange rule, the time period during which the closing of such purchase and Sale may occur shall be extended (but not to exceed 120 days in the aggregate) until the expiration of ten Business Days after all such approvals and consents shall have been received. The parties shall use reasonable efforts to obtain all such approvals and consents.

(d) If no Offerees deliver a Section 4.1 Purchase Notice in accordance with Section 4.1(b) prior to the termination of the Right of First Offer Notice Period, there shall commence a 90 day period during which the Section 4.1 Seller shall have the right, subject to Section 4.2 (Tag Along Rights) and Section 4.3 (Drag Along Rights), to enter into an agreement to Sell all the Shares subject to the Right of First Offer Notice to a Third Party for a per share price equal to at least the per share price set forth in the Right of First Offer Notice and otherwise on terms and conditions not more favorable in the aggregate to the purchaser than those set forth in the Right of First Offer Notice.

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(e) Any proposed Sale to a Third Party pursuant to this Section 4.1: (i) shall be in compliance with all applicable laws, regulations and stock exchange rules, including, without limitation, all securities laws, and (ii) shall be consummated within 30 days from the termination of the Tag Along Notice Period as defined in Section 4.2(b); provided that if the Sale of such Shares is subject to any prior regulatory approval or consent, the time period during which such Sale may be consummated may be extended (but not to exceed 120 days in the aggregate from the date of execution of such agreement) until the expiration of ten Business Days after all such approvals and consents shall have been received. If the Section 4.1 Seller does not consummate the Sale of the Shares subject to the Right of First Offer Notice in accordance with the above time limitations, it may not thereafter Sell such Shares except in compliance in full with all the provisions of this Section 4.1.

(f) Promptly after consummation of any Sale to a Third Party pursuant to Section 4.1(e), the Section 4.1 Seller shall notify each non-selling Shareholder of the consummation thereof and shall furnish such evidence of the completion of such Sale and of the terms thereof as such Shareholder may reasonably request, including, without limitation, evidence that the per share price paid by such Third Party was equal to at least the per share price set forth in the Right of First Offer Notice and otherwise on terms and conditions not more favorable in the aggregate to such Third Party than those set forth in the Right of First Offer Notice.

(g) All proposed Sales of Shares to a Third Party under Section 4.1(d) shall also be subject to Sections 4.2 and 4.3. For avoidance of doubt, the operation of Sections 4.2 and 4.3 do not require the selling Shareholder to deliver a second Right of First Offer Notice under Section 4.1.

(h) Notwithstanding anything contained in this Section 4.1, there shall be no liability on the part of the Section 4.1 Seller to any non-Selling Shareholder if the Sale of Shares to a Third Party pursuant to this Section 4.1 is not consummated for whatever reason. Any decision as to whether to Sell Shares shall be at the sole and absolute discretion of the Section 4.1 Seller.

(i) QPL acknowledges and agrees that (1) if a Right of First Offer Notice states that Permitted Transferees of the Shareholder issuing such notice have priority to purchase all (but not less than all) Shares included in such offer, then such Permitted Transferees have the right to accept such offer to the exclusion of QPL (due to their status as Permitted Transferees); and (2) if CAIP or AOF gives a Right of First Offer Notice that states its intention to cause a Sale of all their Shares and all the Shares then owned by Co-Investors to a Third Party if other Shareholders (including QPL) fail to purchase CAIP’s and AOF’s Shares specified in such Right of First Offer Notice, then CAIP and AOF may cause the Sale of the Co-Investors’ Shares during the 90 day period referred to in Section 4.1(d) at the same price per Share and on the same terms specified in such Right of First Offer Notice with respect to CAIP’s and AOF’s Shares without the Co-Investors’ Shares being reoffered to QPL under this Section 4.1.

4.2 Tag Along Rights. (a) Any Shareholder (the “Section 4.2 Seller”) that proposes to Sell any of its Shares to a Third Party (other than a Sale (w) to a Permitted Transferee as permitted by Section 3.3, (x) in a Public Sale, or (y) by QPL to any Lender

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pursuant to a Charge Transfer or to any such Lender’s Transferee at the instruction of such Lender pursuant to its Lender Share Charge or by any Lender in a direct sale to any Lender Transferee, or (z) pursuant to a Transfer of Shares referred to in Section 4.5) and that complied with Section 4.1 (a “Section 4.2 Sale”) shall provide written notice of such proposed Section 4.2 Sale to the non-selling Shareholders (“Tag Along Notice”) and a copy of the agreement pursuant to which the Section 4.2 Seller proposes to Sell such Shares (the “Section 4.2 Agreement”). The Tag Along Notice shall identify the number of Shares subject to the Section 4.2 Sale, the per share consideration for which the Section 4.2 Sale is proposed to be made (the “Section 4.2 Sale Price”) and all other material terms and conditions of the proposed Section 4.2 Sale. Notwithstanding the foregoing, no Lender shall have any rights under this Section 4.2, nor shall it be bound by this Section 4.2.

(b) Each non-selling Shareholder shall have the right and option, exercisable as set forth below, to participate in the Section 4.2 Sale for up to the number of Shares (the “Participating Shares”) as constitute its Tag Along Pro Rata Portion of the number of Shares subject to the Section 4.2 Sale, and the number of Shares which the Section 4.2 Seller is entitled to Sell in the Section 4.2 Sale shall be reduced to the extent of the participation of the non-selling Shareholders pursuant to this Section 4.2. “Tag Along Pro Rata Portion” means, with respect to each non-selling Shareholder, at the time of the Section 4.2 Sale, its Percentage Ownership. Each non-selling Shareholder that desires to exercise such option shall provide the Section 4.2 Sellers with written irrevocable notice within seven Business Days after the date the Tag Along Notice is given (the “Tag Along Notice Period”) and shall simultaneously provide a copy of such notice to ASAT and the other non-selling Shareholders. Such notice shall include the number of Participating Shares that such non-selling Shareholder wishes to Sell in the Section 4.2 Sale. Until the termination of the Tag Along Notice Period, the Section 4.2 Seller shall not Sell any of the Shares subject to the Section 4.2 Sale.

(c) The per share consideration to be paid to the Section 4.2 Seller and each non-selling Shareholder participating in the Section 4.2 Sale shall be the Section 4.2 Sale Price. Each of the non-selling Shareholders electing to participate in the Section 4.2 Sale (i) shall be responsible for delivering to the Third Party the certificate or certificates representing all Shares that such non-selling Shareholder is Selling and collecting directly from the Third Party the consideration to be paid in connection with the Sale of such Shares and (ii) shall cooperate in good faith to effect the Sale to such Third Party hereunder.

(d) If at the termination of the Tag Along Notice Period any non-selling Shareholder shall not have elected to participate in the Section 4.2 Sale, such non-selling Shareholder will be deemed to have waived any of and all of its rights under this Section 4.2 with respect to the Sale of its Shares pursuant to such Section 4.2 Sale. If any non-selling Shareholder (i) has not elected to Sell any of the Participating Shares it is entitled to Sell in the Section 4.2 Sale, (ii) has elected to Sell some but not all of the Participating Shares it is entitled to Sell in the Section 4.2 Sale, or (iii) has elected Sell any or all of the Participating Shares it is entitled to Sell in the Section 4.2 Sale but subsequently fails to deliver to the Third Party the certificate or certificates representing any of the Participating Shares that it has elected to Sell, then the Section 4.2 Seller and the non-selling Shareholders which have elected to participate in the Section 4.2 Sale (excluding any non-selling Shareholder referred to in clauses (ii) and (iii) above) shall be entitled to Sell additional Shares in an amount not exceeding the sum of (x) the number of Shares that the non-selling Shareholder referred to in clause (i) above was entitled to

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Sell, plus (y) the number of Shares that the non-selling Shareholder referred to in clause (ii) above has elected not to Sell, plus (z) the number of Shares that the non-selling shareholder referred to in clause (iii) above elected to Sell but as to which it subsequently failed to deliver certificates (“Additional Shares”). The number of Additional Shares that each of the Section 4.2 Seller and such non-selling Shareholders (excluding any non-selling Shareholder referred to in clauses (ii) and (iii) above) is entitled to Sell in the Section 4.2 Sale shall be determined on a pro rata basis, based upon (1) as to the Section 4.2 Seller, the number of Shares it would be entitled to Sell if all non-Selling Shareholders elected to participate fully in the Section 4.2 Sale and (2) as to such non-Selling Shareholders, the number of Shares that each has elected to Sell in the Section 4.2 Sale.

(e) The Section 4.2 Seller shall provide to each non-selling Shareholder a copy of any amendment or modification of the Section 4.2 Agreement in connection with the Section 4.2 Sale. Notwithstanding anything in this Section 4.2 to the contrary, any material modification or amendment to the Section 4.2 Agreement after execution thereof by an accepting non-selling Shareholder including, without limitation, any decrease in the Section 4.2 Sale Price, any change in the form of consideration or any amendment which could increase the potential liability of the accepting non-selling Shareholder, shall not be binding upon the non-selling Shareholder unless the accepting non-selling Shareholder consents to such amendment or modification, or fails to reject such modification or amendment within five Business Days after written receipt of notice thereof (and any rejection shall be deemed to be a revocation of such non-selling Shareholder’s right to participate in such Section 4.2 Sale).

(f) Notwithstanding anything contained in this Section 4.2, there shall be no liability on the part of the Section 4.2 Seller to any non-selling Shareholder if the Sale of Shares pursuant to this Section 4.2 is not consummated for whatever reason. Any decision as to whether to Sell Shares shall be at the Section 4.2 Seller’s sole and absolute discretion.

4.3 Drag Along Rights; Mandatory Right of First Refusal. (a) If any of AOF, CAIP or QPL (the “Section 4.3 Seller”) (i) proposes to Sell all but not less than all its Shares to a Third Party (other than a Sale (w) to a Permitted Transferee as permitted by Section 3.3, (x) in a Public Sale, or (y) in connection with a Transfer by QPL pursuant to a Charge Transfer referred to in Section 4.4 or pursuant to a Transfer of Shares referred to in Section 4.5) for a per share price of at least the Required Drag Along Sale Price (a “Section 4.3 Sale”), (ii) has complied with Section 4.1 (Right of First Offer), and (iii) desires to require the non-selling Shareholders to participate in such Sale in respect of all of their respective Shares, then the Section 4.3 Seller must first grant the non-selling Shareholders a right of first refusal to purchase the Shares subject to the Section 4.3 Sale, as described in Section 4.3(b), before it will be entitled to proceed with the Section 4.3 Sale. For the avoidance of doubt, no Lender nor any Lender Transferee shall have any rights under this Section 4.3, but each Lender and each Lender Transferee nonetheless shall be bound by this Section 4.3, subject to Section 4.3(l), Section 4.3(m) and Section 4.3(n), provided that this Section 4.3 shall not restrict any Transfer of Shares made by way of a Public Sale.

(b) The Section 4.3 Seller shall provide ASAT and the non-selling Shareholders written notice of such Section 4.3 Sale (a “Right of First Refusal Notice”) and a copy of the agreement pursuant to which the Section 4.3 Seller proposes to Sell such Shares (the “Section 4.3 Agreement”). The Right of First Refusal Notice shall identify the purchaser, the

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number of Shares subject to the Section 4.3 Sale, the per share price for Shares for which the Section 4.3 Sale is proposed to be made (the “Section 4.3 Sale Price”) and all other material terms and conditions of the Section 4.3 Sale.

(c) The delivery of a Right of First Refusal Notice shall constitute an offer, irrevocable for seven Business Days (the “Right of First Refusal Notice Period”), by the Section 4.3 Seller to Sell to each non-selling Shareholder (each an “Offeree” and collectively the “Offerees”) the Shares subject to the Section 4.3 Sale, for a per share price equal to the Section 4.3 Sale Price and on the terms and conditions as set forth in the Right of First Refusal Notice. Each Offeree shall have the right, but not the obligation, to accept the offer set forth in the Right of First Refusal Notice to purchase all but not less than all of the Shares subject thereto by giving a written notice of purchase (a “Section 4.3 Purchase Notice”) to the Section 4.3 Seller prior to the termination of the Right of First Refusal Period. Subject to Section 4.3(d), delivery of a Section 4.3 Purchase Notice by an Offeree to the Section 4.3 Seller shall constitute a contract between such Offeree and the Section 4.3 Seller for the purchase and Sale of the Shares subject to the Right of First Refusal Notice for a per share price equal to the Section 4.3 Sale Price and on the other terms and conditions set forth in the Right of First Refusal Notice.

(d) In the event more than one Offeree shall deliver a Section 4.3 Purchase Notice to the Section 4.3 Seller prior to the termination of the Right of First Refusal Notice Period, each such Section 4.3 Purchase Notice shall constitute a separate contract between the Section 4.3 Seller and such Offeree delivering a Section 4.3 Purchase Notice for the purchase and Sale of Shares subject to the Right of First Refusal Notice, at the per share Section 4.3 Sale Price. The number of Shares subject to each such separate contract shall be determined on a pro rata basis, based upon the number of Shares owned by each Offeree delivering a Section 4.3 Purchase Notice, or on such other basis as such Offerees may agree. The aggregate number of Shares, and the aggregate price thereof, subject to all such contracts shall at all times equal, the number of Shares set forth in the Right of First Refusal Notice and the per share Section 4.3 Sale Price multiplied by the number of Shares set forth therein, respectively.

(e) The closing of any purchase and Sale of Shares between the Section 4.3 Seller and any Offeree delivering a Section 4.3 Purchase Notice pursuant to Section 4.3(c) shall take place on the date designated by such non-selling Shareholder within 30 days from the termination of the Right of First Refusal Notice Period; provided that if such purchase and Sale of such Shares is subject to any prior approval or other consent required by applicable law, regulation or stock exchange rule, the time period during which the closing of such purchase and Sale may occur shall be extended (but not to exceed 120 days in the aggregate) until the expiration of ten Business Days after all such approvals and consents shall have been received. The parties shall use reasonable efforts to obtain all such approvals and consents.

(f) If no Offerees deliver a Purchase Notice in accordance with Section 4.3(c) prior to the termination of the Right of First Refusal Notice Period, the Section 4.3 Seller may, at its option, require the non-selling Shareholders to participate in the Section 4.3 Sale, subject to applicable law. If the Section 4.3 Seller chooses to do so, then it shall deliver to ASAT and the non-selling Shareholders written notice of its decision to compel the non-selling Shareholders to Sell all their respective Shares in the Section 4.3 Sale (a “Drag Along Notice”) at the same price per share and on the same terms specified in the Right of First Refusal Notice. Subject to Section 4.3(b), the non-selling Shareholders shall be required to participate in the Section 4.3

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Sale on the terms and conditions set forth in the Drag Along Notice and to tender all but not less than all of their respective Shares, as set forth below. Each of the non-selling Shareholders required to participate in the Section 4.3 Sale (i) shall deliver to the Third Party the certificate or certificates representing all Shares that such non-selling Shareholder is Selling in the Section 4.3 Sale on or before the closing of the Section 4.3 Sale pursuant to Section 4.3(h); (ii) shall collect directly from the Third Party the consideration to be paid for the Shares it is Selling in the Section 4.3 Sale; and (iii) shall cooperate in good faith to effect the Sale to such Third Party hereunder.

(g) Notwithstanding Section 4.3(f) to the contrary, if the Section 4.3 Agreement would impose potential liability on the non-selling Shareholders in excess of the purchase price to be received by the non-selling Shareholders for the Shares to be sold by them (excluding any stamp duty for the seller’s account), the non-selling Shareholders shall have the option, exercisable during the Drag Along Notice Period, and in lieu of participating in the Section 4.3 Sale, to Sell their respective Shares (the “Put Shares”) to the Section 4.3 Seller at a per share price equal to 95% of the Required Drag Along Sale Price. If the non-selling Shareholders shall exercise such option, they each shall be thereafter obligated to Sell, and the Section 4.3 Seller shall be obligated to purchase, the Put Shares only upon and simultaneously with the consummation of the Section 4.3 Sale. In any such Sale to the Section 4.3 Seller, the non-selling Shareholders shall not be obligated to make any representation or warranty to the Section 4.3 Seller other than a warranty with respect to the title to the Put Shares and customary representations and warranties regarding the valid and binding nature of the agreements of the non-selling Shareholders in connection with such Sale, the possession of full authority by the non-selling Shareholders to enter into such agreements and the absence of any requirements for consents to or approvals by other parties for such Sale.

(h) Any proposed Sale to a Third Party pursuant to this Section 4.3 shall be in compliance with all applicable laws, regulations and stock exchange rules, including, without limitation, all securities laws and such proposed Sale shall be consummated within 30 days from the delivery of the Drag Along Notice; provided that if the Sale of such Shares is subject to any prior regulatory approval or consent, the time period during which such Sale may be consummated may be extended (but not to exceed 120 days in the aggregate from the date of execution of such agreement) until the expiration of ten Business Days after all such approvals and consents shall have been received. Shareholders shall use all reasonable endeavors to obtain such consents and approvals as may be required in order for them to comply with the provisions of this Section 4.3.

(i) Promptly after the consummation of the Sale of Shares of the Section 4.3 Seller and the non-selling Shareholders pursuant to Section 4.3(f) or (g), the Section 4.3 Seller shall (i) give notice thereof to ASAT and (ii) furnish such other evidence of the completion and time of completion of such Sale and the terms thereof as may be reasonably requested by ASAT.

(j) Notwithstanding anything contained in this Section 4.3, there shall be no liability on the part of the Section 4.3 Seller to any of the non-selling Shareholders if the Sale of Shares to a Third Party pursuant to this Section 4.3 is not consummated for whatever reason. Any decision as to whether to Sell Shares shall be at the sole and absolute discretion of the Section 4.3 Seller.

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(k) Save as otherwise provided in this Section 4.3(k), if at any time QPL owns less than 50% of the outstanding Shares (including as a result of a Transfer pursuant to Section 4.4 or otherwise), this Section 4.3 shall be deemed permanently amended to delete QPL from the definition of “Section 4.3 Seller” and to eliminate any right of QPL to exercise any rights under Section 4.3. If at any time the Investors collectively own less than 50% of the outstanding Shares (including as a result of a Transfer pursuant to Section 4.4 or otherwise), this Section 4.3 shall be deemed permanently amended to delete AOF and CAIP from the definition of “Section 4.3 Seller” and to eliminate any right of AOF and CAIP to exercise any rights under Section 4.3. Following an Initial Public Offering by ASAT, Public Sale by QPL or the Investors (as applicable), issue of Shares upon exercise of the Warrants or issue of Shares to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee, this Section 4.3(k) shall remain in effect and the 50% threshold referred to above shall be reduced to reflect the dilutive effect or reduction of the numbers of Shares held by QPL or the Investors as a result of such event.

(l) Notwithstanding any provision in any Lender Share Charge, any Lender Facility or any other agreement between QPL and any Lender (including their Affiliates), if CAIP or AOF is the Section 4.3 Seller and a Charge Transfer or QPL Bankruptcy Event shall have occurred or is in the process of occurring, CAIP and AOF may exercise their drag along rights under this Section 4.3 in respect of any Shares subject to any Lender Share Charge under which such Charge Transfer has occurred or is in the process of occurring, or held by such Lender or any Lender Transferee and, in the case of a QPL Bankruptcy Event, any Shares held by QPL whether or not the Required Drag Along Sale Price condition of Section 4.3(a) is satisfied, provided that the Required Drag Along Sale Price is not less than the lower of (x) the Required Drag Along Sale Price and (y) Fair Market Value per Share on the last NASDAQ National Market System trading day immediately preceding the beginning of the Right of First Refusal Notice Period.

(m) If upon the enforcement of its rights under its Lender Share Charge, any Lender desires to effect a Charge Transfer, either directly or through QPL, by way of a Public Sale, it may do so notwithstanding the restrictions of Section 4.3(n), provided that the exclusions of this Section 4.3(m) apply only to such Lender and any nominee which is to be the holder of such Shares on such Lender’s behalf and shall not apply to any such Lender Transferee, except for a Lender Transferee that acquires the Shares by way of a Public Sale.

(n) If any Shareholder delivers a Right of First Offer Notice pursuant to Section 4.1 and clause (ii) of Section 4.3(a), stating that it intends to exercise its drag along rights pursuant to this Section 4.3, no Shareholder may Transfer any Shares during the related Right of First Offer Notice Period or the immediately following Right of First Refusal Notice Period, provided that each Lender may enforce its rights during these periods pursuant to its Lender Share Charge to cause QPL to effect a Transfer to such Lender or any nominee thereof which is to be the holder of such Shares on such Lender’s behalf.

4.4 Lender Share Charge.

(a) QPL shall be entitled to charge (but not by way of legal mortgage) (x) to the Investors all Shares subject to the Investors’ charge referred to in Section 4.5, (y) to CITIC all Shares subject to the CITIC Share Charge, and (z) to Hang Seng all Shares subject to the Hang Seng Share Charge.

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(b) Before CITIC may enforce its rights under the CITIC Share Charge to cause a Transfer of Shares from QPL to it or to any other person (a “CITIC Charge Transfer”) other than by way of a Public Sale, it shall first comply with all of the provisions for Transfers of Shares in Section 4.1 and give each Shareholder (other than QPL) a Right of First Offer Notice offering to Sell the Shares subject to the CITIC Share Charge (the “Charge Transfer Shares”) to them at a price no more than the Fair Market Value on the last NASDAQ National Market System trading day immediately preceding the beginning of the Right of First Offer Notice Period, provided that the Right of First Offer Notice Period shall be 30 days and shall be extended if and for so long as any action by a court, liquidator, administrator, judicial manager or any equivalent in any relevant jurisdiction prevents the Offerees from accepting the Right of First Offer. If no such Shareholders deliver a Section 4.1 Purchase Notice in accordance with Section 4.1(b) prior to the termination of the Right of First Offer Notice Period, CITIC may thereafter Sell the Charge Transfer Shares to any other person for the period provided in Section 4.1(d) (subject to extension as provided in the prior sentence). If such Sale is not completed within such period, any further Sale by CITIC shall again be subject to Article 4.1.

(c) Before Hang Seng may enforce its rights under the Hang Seng Share Charge to cause a Transfer to a Third Party other than by way of a Public Sale (a “Hang Seng Charge Transfer”, a CITIC Charge Transfer and a Hang Seng Charge Transfer collectively, a “Charge Transfer”), Hang Seng shall first comply with all of the provisions for Transfers of Shares in Section 4.1 and give each Shareholder (other than QPL) a Right of First Offer Notice offering to Sell the Shares subject to the Hang Seng Share Charge to them at a price no more than the Fair Market Value on the last NASDAQ National Market System trading day immediately preceding the beginning of the Right of First Offer Notice Period, provided that the Right of First Offer Notice Period shall be 30 days and shall be extended if and for so long as any action by a court, liquidator, administrator, judicial manager or any equivalent in any relevant jurisdiction prevents the Offerees from accepting the Right of First Offer. If no such Shareholders deliver a Section 4.1 Purchase Notice in accordance with Section 4.1(b) prior to the termination of the Right of First Offer Notice Period, Hang Seng may thereafter Sell the Charge Transfer Shares to any other person for the period provided in Section 4.1(d) (subject to extension as provided in the prior sentence). If such Sale is not completed within such period, any further Sale by Hang Seng shall again be subject to Article 4.1.

(d) If Hang Seng intends to exercise its right of foreclosure with respect to the Hang Seng Shares, Hang Seng shall give each of the Investors and QPL notice of any intention to obtain a foreclosure order of a competent court to extinguish the indebtedness under the Hang Seng Facility and to cause a Transfer of the Hang Seng Shares to itself or its nominee. Hang Seng has granted each of the Investors and QPL severally between them the right to purchase all or part of the Hang Seng Shares for the Option Price (as defined below), such right of purchase to be exercisable during the Option Period (as defined below). Each of the Investors and QPL may exercise its right of purchase by delivery to Hang Seng of a written purchase notice during the Option Period. If purchase notices in respect of more than the total number of Hang Seng Shares are received, the number of Hang Seng Shares to be sold to each purchasing party shall be determined on a pro rata basis based upon the number of Shares owned by each such purchasing party. All Transfers of Hang Seng Shares pursuant to exercises of the call option shall be completed, and payment for such transferred Hang Seng Shares shall be made, within 10

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Business Days of the end of the Option Period. For the purpose of this paragraph (v), the “Option Period” shall mean the period of 15 Business Days from the date of service of the notice to foreclose, and “Option Price” shall mean a cash amount per share equivalent to the total amount outstanding under the Finance Documents (as defined in the Hang Seng Facility) at the date of the completion of the Transfer pursuant to this Section 4.4 (d), divided by the number of Hang Seng Shares. Each of the Investors and QPL hereby waives its rights pursuant to this Article 4 in respect of any Transfer of Hang Seng Shares pursuant to an exercise of the call option under this Section 4.4(d).

(e) Except for a Charge Transfer made by way of Public Sale, each Lender shall cause the first Transferee or Transferees of such Lender, as the case may be, thereof to agree in writing in form and substance satisfactory to AOF to be bound by Article 3 and Article 4 as a condition of any Charge Transfer. Upon the occurrence of a Charge Transfer, no Lender nor any Lender Transferee shall succeed to QPL’s rights under this Agreement except as expressly stated in Sections 4.1 and 4.2 for a Lender Transferee. Each Lender and each Lender Transferee, however, shall be subject to all obligations of the Shareholders under Articles 3 and 4, except as expressly excluded elsewhere in this Article 4 where the Transfer is made by way of a Public Sale.

4.5 Investors Charge. Nothing in this Article 4 shall preclude a Transfer of Shares to the chargee or the Investors under the deed of first charge dated October 29, 1999 over the Shares pledged by QPL to secure its obligations to the Investors under the Subscription Agreement ( the “Investors Share Charge”).

4.6 Improper Transfer. Any attempt to Transfer any Shares not in compliance with this Agreement shall be null and void and neither ASAT nor any transfer agent shall give any effect in ASAT’s stock records to such attempted Transfer.

4.7 Cooperation upon Transfer. The parties hereto agree to cooperate in good faith in negotiating any adjustments to this Agreement that may be necessary as a result of any Transfer of Shares by a Shareholder in accordance with this Agreement.

ARTICLE 5

CONFIDENTIALITY;

NON-COMPETITION

5.1 Confidentiality. (a) Each Shareholder hereby agrees that Confidential Information (as defined below) has been and will be made available to it in connection with such Shareholder’s investment in ASAT. Each Shareholder agrees that it will not use the Confidential Information in any way to the competitive disadvantage of any ASAT Company. Each Shareholder further acknowledges and agrees that it will not disclose any Confidential Information to any Person; provided that Confidential Information may be disclosed (i) to such Shareholder’s directors, officers, employees, agents, Affiliates, partners, fund investors and co-investors, counsel, legal and financial advisers, accountants, consultants and controlling persons (all such persons being collectively referred to as “Representatives”) in the normal course of the performance of their duties provided that such Representatives agree to abide by the terms of this

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Section 5.1, (ii) to the extent required by applicable law, rule, regulation, legal process or regulatory authority (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar process to which such Shareholder is subject) or the rules of any securities exchange on which ASAT is listed, provided that such Shareholder has not taken action that caused or could have reasonably been foreseen to cause such legal obligation for disclosure and such action (other than entering into any Transaction Agreement) could have reasonably been avoided, (iii) to any Person to whom such Shareholder in good faith is contemplating a Transfer of its Shares, provided that such Transfer would not be in violation of the provisions of this Agreement and as long as such Person is advised of the confidential nature of such information and agrees to be bound by a confidentiality agreement on substantially the same basis as this Section 5.1, (iv) by the Investors or any of their Representatives to Persons providing possible sources of financing for the transactions contemplated by the Transaction Agreements, and (v) if the prior written consent of the Board shall have been obtained. Nothing contained herein shall prevent the use of Confidential Information in connection with the assertion or defense of any claim by or against the ASAT Companies or any Shareholder. The parties hereto acknowledge that this Section 5.1 supersedes all prior agreements entered in among any of the parties hereto with respect to the confidentiality of the matters specified in this Section 5.1.

(b) “Confidential Information” means any information concerning (i) any ASAT Company, its financial condition, business, operations or prospects in the possession of or to be furnished to any Shareholder in its capacity as a shareholder of ASAT or by virtue of its present or former position as, or right to designate, a director of ASAT, (ii) the Transaction Agreements, the transactions contemplated thereby, the terms and conditions thereof or any discussions, correspondence or other communications among the parties to the Transaction Agreements or their respective Representatives relating to the Transaction Agreements or any of the transactions contemplated thereunder and (iii) documents and information concerning QPL, any of its Affiliates or any ASAT Company furnished to any of the Investors in connection with the due diligence review conducted by the Investors in evaluating QPL, its Affiliates, the ASAT Companies and the transactions contemplated by the Transaction Agreements; provided that the term “Confidential Information” does not include information which (x) was or becomes generally available publicly (other than as a result of a disclosure by a Shareholder or its Representatives in violation of any confidentiality provision contained in this Agreement, Transaction Agreements or any confidentiality agreement executed in accordance with the Transaction Agreements), (y) is disclosed publicly by ASAT (including by way of public filings with the United States Securities and Exchange Commission or Nasdaq and any informational meetings between ASAT and analysts and investors which ASAT treats as non-confidential), or (z) becomes available to a Shareholder on a non-confidential basis from a source other than ASAT, any regulatory entity, or another Shareholder or its Representatives, provided that such source is not, to the best of such Shareholder’s knowledge, bound by a confidentiality agreement with ASAT or another Person.

5.2 Non-Competition by QPL. (a) Save as otherwise provided in this Section 5.2(a), for so long as the QPL Group collectively beneficially owns, directly or indirectly, at least 20% of the outstanding Shares, the restrictions set forth in this Section 5.2 shall apply. Once the QPL Group’s collective ownership of Shares falls below this 20% amount, the obligations of the QPL Group under this Section shall remain in effect for one year thereafter. Following an Initial Public Offering by ASAT, Public Sale by QPL, issue of Shares upon exercise of the Warrants or

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issue of Shares to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee, this Section 5.2 shall remain in effect and the 20% threshold referred to above shall be reduced to reflect the dilutive effect or reduction of the numbers of Shares held by QPL as a result of such event.

(b) The QPL Group shall not engage in the Businesses. The QPL Group shall direct all future business opportunities in the Businesses that may come to its attention to the ASAT Companies.

(c) The QPL Group shall not make, directly or indirectly through any Affiliate, any direct or indirect Investment in, extend any lending to, or provide any technical assistance (other than packaging technology assistance) to, any Competitor without the prior written consent of the Investors, provided that this Section 5.2(c) shall not prohibit the QPL Group from making any Investment in a Competitor if (i) such Investment is in a security of such Competitor that is listed on an international securities exchange and (ii) taking into account such Investment, the QPL Group would not itself or with any other group, directly or indirectly, own more than 5% of the outstanding voting securities of such Competitor.

(d) The parties hereto agree that ASAT France will be excluded from these restrictions, subject to compliance with the provisions of the ASAT France Agreement entered into among, inter alia, ASAT Cayman and QPL on the Closing Date.

5.3 Non-Competition by Investors. (a) If and for as long as an Investor shall make an Investment in an entity that is a Competitor of any ASAT Company, (i) each director of ASAT’s Board appointed by such Investor, and any alternate director and observer designated by such Investor, shall recuse himself from any and all business matters addressed by the Board or any committee thereof relating to such Competitor, and (ii) each director of ASAT’s Board appointed by such Investor shall be prohibited from serving as a director on the board of such Competitor.

(b) In the event any of the ASAT Companies intends to acquire an interest in any Competitor (a “Target”), and any Investor has an interest in such Target, then each director of ASAT’s Board representing such Investor, and any alternate director and observer designated by such Investor, shall recuse himself from any and all business matters addressed by the Board or any committee thereof relating to the acquisition of such Target.

5.4 Definitions. For purposes of Sections 5.2 and 5.3:

(a) “Businesses” means the design, assembly and testing of integrated circuit packages and the marketing and sales thereof.

(b) “Competitor” means any entity engaged in any of the Businesses that sells into markets in which any ASAT Company, ASAT France or ASAT Switzerland sells (either directly, through an ASAT Company or through Semiconductor Consultants B.V.).

(c) “Investment” in any entity means any investment in share capital of such entity (including common or preferred shares) or the equivalent, including without limitation any

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instrument, security, option, note or agreement exercisable for, convertible into or providing for the issue, exchange or transfer of shares or similar interests in the share capital of such entity.

(d) “QPL Group” means QPL and its Affiliates (other than the ASAT Companies).

ARTICLE 6

QPL BANKRUPTCY; INDEMNIFICATION

6.1 QPL Bankruptcy Event. (a) Notwithstanding anything in this Agreement or any other Transaction Agreement to the contrary, if a QPL Bankruptcy Event shall have occurred, then (i) AOF may require all the directors appointed or nominated by QPL (including the Independent Director) pursuant to Section 2.1 to resign and such vacancies shall be filled in accordance with Section 2.3(b), and (ii) QPL shall have no rights (but shall have the obligations) under Article 2 and Article 4. Upon any Sale of Shares (other than a Public Sale) owned by QPL by a court, liquidator, court appointed administrator, trustee in bankruptcy or other person administering QPL following a QPL Bankruptcy Event to a Third Party that is not a Financial Creditor of QPL or any ASAT Company, such Third Party (x) shall be entitled to appoint under Section 2.1(a) the number of directors specified in Section 2.1(b) based upon its shareholding in ASAT as if its name was substituted for QPL (the maximum number of directors such Third Party shall be entitled to appoint hereunder shall be two), and (y) shall have the other rights of a Shareholder under Articles 2 and 4 (except Section 4.3), provided that in each such case such Third Party shall have executed a deed of adherence agreeing to be bound by the terms and conditions of this Agreement as a shareholder and as if such Third Party’s name were substituted for QPL herein.

(b) “QPL Bankruptcy Event” shall mean in relation to QPL or any Affiliate of QPL that directly or indirectly owns Shares, the insolvency, liquidation, amalgamation, reconstruction, reorganization, administration, administrative or other receivership, or dissolution of that person, and any step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing other than a members’ voluntary liquidation or voluntary scheme of arrangement solely for the purpose of a bona fide scheme of solvent amalgamation or reconstruction.

6.2 Indemnification. Each Shareholder hereby indemnifies the other Shareholders and their respective Affiliates (“Indemnitees”) against and agrees to hold them harmless from and against any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding, as incurred) incurred or suffered by any Indemnitee arising out of any breach of any covenant or agreement made or to be performed by such Shareholder pursuant to this Agreement.

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ARTICLE 7

MISCELLANEOUS

7.1 Ong Lawsuit. The parties hereto acknowledge that ASAT HK and QPL are currently involved in a lawsuit initiated by a former employee of ASAT HK, Mr. Ong Ee Chang. Mr. Ong has claimed that QPL and ASAT HK promised but failed to allot to him shares of ASAT HK. QPL hereby agrees to use all reasonable endeavors (i) to defend vigorously the claim if QPL is advised such a defense will (on a balance of probabilities) win, or, if not, resolve this lawsuit out of court and (ii) if any compensation is to be paid to Mr. Ong in connection with such resolution, to structure such payment as a cash only payment by QPL not involving an issuance of shares of any of the ASAT Companies. QPL shall cooperate and consult in good faith with the other Shareholders and shall not agree to any settlement or other arrangement in respect of such claim that in any respect creates any liability or obligation for the account of any ASAT Company or other Shareholders without the other Shareholders’ consent. If for any reason any equity interests are required to be transferred or issued to Mr. Ong in connection with this dispute (which QPL undertakes vigorously to defend if QPL is advised such a defense will (on a balance of probabilities) win), then QPL shall transfer to Mr. Ong the number of Shares required to satisfy the dispute (such Shares shall be Shares owned by QPL at such time or Shares obtained by QPL in the open market) and shall take all actions necessary to ensure that ASAT does not have to issue any Shares in connection with this dispute. In agreeing to the matters set forth in this Section 7.1, the parties hereto are in no way admitting any liability on the part of QPL, any ASAT Company or any of their Affiliates. Reference to “QPL” in this Section 7.1 shall refer solely to QPL International Holdings Limited, and not TIIC or QPL US.

7.2 Entire Agreement. This Agreement and the other Transaction Agreements constitute the entire agreement among the parties hereto and thereto and supersede all prior agreements and understandings, both oral and written, among all of the parties hereto and thereto with respect to the subject matter hereof and thereof. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto.

7.3 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns (except as to Article 2 which shall not be binding upon ASAT and for which purposes ASAT is not a party to this Agreement). Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

7.4 Assignment. No party hereto may assign, delegate or otherwise Transfer any of its rights or obligations under this Agreement, except that any Person acquiring Shares who is required by the terms of this Agreement to become a party hereto shall execute and deliver to ASAT a deed of adherence in the form of Annex B to be bound by this Agreement and shall thenceforth be a “Shareholder”, and any Shareholder who ceases to beneficially own any Shares shall cease to be bound by the terms hereof (other than Sections 3.3, 5.1, 5.2, 6.2 and Article 7).

7.5 Amendment; Waiver; Termination. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

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(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c) This Agreement shall terminate and be of no further force or effect (i) as to (A) AOF and CAIP, (B) QPL, and (C) the Co-Investors (the Shareholders in clauses (A) and (C) being treated as a single Shareholder and their holdings of Shares being calculated on a combined basis for purposes of this Section 7.5(c)), when such Shareholder and its Permitted Transferees ceases to own, directly or indirectly, at least 5% of the outstanding Shares or (ii) when only one Shareholder remains subject to this Agreement.

(d) Notwithstanding Section 7.5(c), (i) Sections 5.1, 5.2, 6.2 and Article 7 shall survive any termination of this Agreement, (ii) upon a Transfer of Shares by AOF or QPL which would result in a termination of this Agreement as to such Person pursuant to Section 7.5(c)(i), such Person shall cause its appointed directors to resign in accordance with Section 2.1(d) and such directors shall not be entitled to vote and shall not be counted as attending the Board meeting at the time the Board elects a successor as provided in Section 2.3(c), and (iii) upon a Transfer of Shares by AOF or QPL which would result in a termination of this Agreement pursuant to Section 7.5(c)(ii), the one remaining Shareholder shall vote its Shares and take all actions necessary, and if such Shareholder has appointed any directors pursuant to Section 2.1 then it agrees to procure that its appointed directors will vote and take all action necessary, to comply with Sections 2.3(b) and (c) in filling any vacancy on the Board resulting from a resignation required under Section 2.1(d) and subclause (ii) above due to the Transfer of Shares by QPL or AOF.

7.6 Notices. All notices, requests and other communications given or made pursuant hereto or pursuant to any other agreement among the parties, unless otherwise specified, shall be in writing and shall be deemed to have been duly given or made if sent by fax (with confirmation in writing), delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the fax number or address set forth in Annex C hereto or at such other addresses as shall be furnished by the parties by like notice. Such notice, request or communication shall be deemed to have been given or made on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any Person who becomes a Shareholder shall provide its address and fax number to ASAT, which shall promptly provide such information to each other Shareholder.

7.7 Section Headings. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

7.8 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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7.9 Severability. If any provision contained in this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

7.10 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of England.

7.11 Specific Enforcement. Each party hereby acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies which may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

7.12 Submission to Jurisdiction. Each party hereby irrevocably agrees that the courts of England shall have non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising out of or in connection therewith may be brought in such courts. Each party hereto irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and hereby further irrevocably agrees that a judgment in any Proceedings brought in the courts of England shall be conclusive and binding upon it and may be enforced in the courts of any jurisdiction.

7.13 Agent for Service. (a) QPL, TIIC and QPL US each appoints RB Secretariat Limited of Beaufort House, Tenth Floor, 15 St. Botolph Street, London EC3A 7EE to be its agent for the receipt of service of process in England. Each Investor and ASAT appoints Trusec Limited of 35 Basinghall Street, London EC2V 5DB to be its agent for the receipt of service of process in England. Each party agrees that any Service Document (as defined below) may be effectively served on it in connection with Proceedings in England and Wales by service on its agent.

(b) Any Service Document shall be deemed to have been duly served on a party if marked for the attention of such party’s agent at the address set out above in Section 7.8(a) in respect of such agent or such other address within England or Wales as may be notified to the other parties and: (i) left at the specified address; or (ii) sent to the specified address by first class post. In the case of (i), the Service Document shall be deemed to have been duly served when it is left. In the case of (ii), the Service Document shall be deemed to have been duly served two clear UK business days after the date of posting.

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(c) “Service Document” means a writ, summons, order, judgment or other process issued out of the courts of England and Wales in connection with any Proceedings, “UK Business Days” means a day other than a Saturday, Sunday or any day on which banks located in England are obligated to close.

7.14 Lender Share Charge and Lender Facilities. Without the prior written consent of the Investors, QPL and their Affiliates shall not agree to any changes to any Lender Share Charge, Lender Facility or related arrangement that would materially and adversely prejudice AOF’s, CAIP’s or the other Investors’ rights under this Agreement or the value of Shares held by Investors or Shares subject to the Investors share charge referred to in Section 4.5. QPL shall promptly notify all Shareholders of, and reasonably describe in such notice the scope and nature of, any amendments to such agreements and arrangements and any default thereunder. QPL shall promptly provide to the Investors copies of draft agreements and correspondence regarding such amendments or defaults reasonably requested by the Investors.

7.15 QPL Obligations. As applicable, (i) all agreements and obligations of QPL herein shall be construed as agreements and obligations of such Subsidiary that directly or indirectly owns Shares and QPL shall cause such Subsidiary to fulfil such agreements and obligations, which shall be joint and several among QPL and its Subsidiaries, and (ii) all agreements and obligations herein of Subsidiaries of QPL that are Shareholders shall be construed as agreements and obligations of QPL.

7.16 Rights and Liabilities.

The execution of this Amended and Restated Shareholders Agreement shall not constitute a waiver, release or discharge, in whole or in part, of any rights and liabilities of the parties under the Amended and Restated Shareholders Agreement dated December 22, 2000 or any of them accrued prior to the date hereof which shall continue in full force and unaffected in all respects.

26

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT GANGE
Name:	Robert Gange
Title:	Chief Executive Officer

QPL INTERNATIONAL HOLDINGS LIMITED

By:	/s/ T. L. LI
Name:	T. L. Li
Title:	Chairman

THE INDUSTRIAL INVESTMENT COMPANY LIMITED

By:	/s/ T. L. LI
Name:	T. L. Li
Title:	Director

QPL (US) INC.

By:	/s/ ROBERT T. BORAWSKI
Name:	Robert T. BORAWSKI
Title:	Director

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

By:	J.P. Morgan Asia Investment Partners, L.P., its sole member

By:	J.P. Morgan Asia Equity Partners, L.P., its general partner

By:	JPMG Asia Equity Company, a managing general partner

By:	/s/ ARNOLD L. CHAVKIN
Name:	Arnold L. Chavkin
Title:	Chief Investment Officer

ASIA OPPORTUNITY FUND, L.P.

By:	Asia Opportunity Company, its general partner

By:	/s/ ARNOLD L. CHAVKIN
Name:	Arnold L. Chavkin
Title:	Chief Investment Officer

OLYMPUS-ASAT II, L.L.C.

By:	Olympus Capital Holdings Asia, L.P., its managing member

By:	Olympus Capital GP Corporation, its general partner

By:	/s/ Daniel R. Mintz
Name:	Daniel R. Mintz
Title:	Founding Managing Director

ANNEX A

List of Co-Investors

OLYMPUS-ASAT II, L.L.C.

A - 1

ANNEX B

Form of Deed of Adherence

THIS DEED is made on [                     ] 199     by [                     ], a company incorporated [in / under the laws of] [             ] under registered number [             ]whose [registered / principal] office is at [             ] (the “New Shareholder”).

WHEREAS:-

(A)	By a transfer dated [ ], [ ] transferred to the New Shareholder [ ] shares of [ ] each (the “Shares”) in the capital of ASAT Limited (the “Company”).

(B)	This Deed is entered into in compliance with the terms of Article 3.3. (Permitted Transferees)/Article [4.5] of a shareholders agreement dated [ ] 1999 made between (1) Chase Asia Investment Partners II (Y), LLC, (2) Asia Opportunity Fund, L.P., (3) The Co-Investors named therein, (4) QPL International Holdings Limited, (5) Bring Luck Limited, (6) The Industrial Investment Company Limited and (7) the Company as such agreement shall have been or may be amended, supplemented or novated from time to time (the “Shareholders’ Agreement”).

THIS DEED WITNESSES as follows:-

1.	In consideration of the giving of consent by the Shareholders to the transfer of the Shares to the New Shareholder, the New Shareholder undertakes to adhere to and be bound by the provisions of the Shareholders’ Agreement, and to perform the obligations imposed by the Shareholders’ Agreement which are to be performed on or after the date of this Deed, in all respects as if the New Shareholder were a party to the Shareholders’ Agreement and named therein as a Shareholder.

2.	This Deed is made for the benefit of (a) the original parties to the Shareholders’ Agreement and (b) any other person or persons who after the date of the Shareholders’ Agreement (and whether or not prior to or after the date of this Deed) adheres to the Shareholders’ agreement.

3.	The address and facsimile number of the New Shareholder for the purposes of Annex B of the Shareholders’ Agreement are as follows:

Party and title of individual	Address	Facsimile no.
[ ]	[ ]	[ ]

4.	This Deed shall be governed by and construed in accordance with English law.

5.

The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this Deed. Any proceeding, suit or action arising out of or in connection with this agreement (“Proceedings”) may therefore be brought in the English courts. The New Shareholder agrees that this jurisdiction agreement is irrevocable and that it is for

B - 1

the benefit of each of the parties referred to in clause 2 of this Deed. Nothing contained in this clause shall limit the right of any person having the benefit of this Deed to take Proceedings against the New Shareholder in any other court or in the courts of more than one jurisdiction at the same time.

6.	The New Shareholder irrevocably appoints [ ] to be its agent for the service of process in England in respect of any Proceedings.

7.	[If the New Shareholder is domiciled in Switzerland] The New Shareholder waives the benefit of the declaration made under paragraph 1 of Article Ia of Protocol No. 1 annexed to the Convention on jurisdiction and the enforcement of judgments in civil and commercial matters opened for signature at Lugano on 16 September 1988.

IN WITNESS of which this Deed has been executed and delivered by the New Shareholder on the date which first appears above.

Executed as a deed
Director

	)	Director/Secretary

by [name of English company] acting	)
by [a director and its secretary/

)

two directors]

)

OR

The common seal of [name of		[Common seal to be affixed here]

)

English company] was affixed

)

in the presence of:

)

Director

Director/Secretary/Person authorized by the board of directors of [name of company]

OR

B - 2

Executed as a deed by [name of

	)	Authorized signatory(ies)

foreign company] acting by [name

)

of authorized signatory(ies)] [who,

)

in accordance with the laws of the

)

territory in which [name of foreign

)

company] is incorporated, [is/are]

)

acting under the authority of [name	)

of foreign company]]

)

[If the New Shareholder is domiciled in Luxembourg] Without prejudice to the execution of this agreement by the parties, [name of Luxembourg party] expressly and specifically confirms its agreement with the provisions of clause 5 of this Deed for the purposes of (a) Article I of the Protocol annexed to the Convention on jurisdiction and the enforcement of judgments in civil and commercial matters signed at Brussels on 27 September 1968, and (b) Article I of Protocol No. 1 annexed to the Convention on jurisdiction and the enforcement of judgments in civil and commercial matters opened for signature at Lugano on 16 September 1988.

[Name of Luxembourg party]

(Signature of authorized person)	(Signature of authorized person)
Name:	Name:
Title:	Title:

B - 3

ANNEX C

Addresses for Notices

If to CAIP or AOF, to:

Chase Asia Investment Partners II (Y), LLC

Asia Opportunity Fund, L.P.

Suite 3003, 30/F

One International Finance Centre

1 Harbour View Street

Central, Hong Kong

Attention: Chief Executive Officer

Fax: 852-2868-5551

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP

3007 Alexandra House

16 Chater Road

Central, Hong Kong

Attention: Anthony Root, Esq.

Fax: 852-2840-0792

If to Olympus-ASAT II, L.L.C., to:

c/o Olympus Capital Holdings Asia

485 Madison Avenue

18th Floor

New York, NY 10022

Attention: Jeffrey E. Glat

Fax: 212-201-8534

and

c/o Olympus Capital Holdings Asia

One Exchange Square, Suite 3406

Hong Kong

Attn: Frederick J. Long

Fax: 852-2140-0555

with a copy to:

Purrington Moody LLP

301 North Elm Street, Suite 115

Greensboro, NC 27401

Tel: (336) 510-5880

Fax: (336) 510-5888

Attention: Nick Purrington, Esq.

C - 1

If to QPL, to:

QPL International Holdings Limited

Unit F, 17th Floor

CDW Building

No. 388 Castle Peak Road

Tsuen Wan, New Territories

Hong Kong

Attention: Chief Executive Officer

Fax: 852-2407-4056

with a copy to:

Richards Butler

20th Floor, Alexandra House

16-20 Chater Road

Central, Hong Kong

Attention: Michael Pepper, Esq.

Fax: 852-2810-0664

If to ASAT, to:

ASAT Holdings Limited

c/o ASAT Limited

14th Floor, QPL Industrial Building

138 Texaco Road,

Tsuen Wan, New Territories

Hong Kong

Attention: Chief Executive Officer

Fax: 852-2407-4056

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Telephone No.: (650) 493-9300

Telecopier No.: (650) 493-6811

Attention: John A. Fore, Esq.

C - 2

Exhibit 10.2

DATED 27th day of October 2005

(1)	ASAT LIMITED

(2)	TALENT FOCUS INDUSTRIES LIMITED

(3)	QPL LIMITED

AMENDED AND RESTATED SUPPLY AGREEMENT

1

THIS AGREEMENT is made on 27th day of October 2005

BETWEEN

(1) ASAT LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong together with the factories that it or its affiliated company operate in Dongguan, China commonly known as DG1 and DG2 (“ASAT”);

(2) TALENT FOCUS INDUSTRIES LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong (“Talent Focus”); and

(3) QPL LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at Unit F, 17th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong (“QPLL”)

RECITALS

(A) ASAT has been obtaining lead frames manufactured by Talent Focus and QPL Limited over a long period of time.

(B) In that certain Supply Agreement dated 23rd June 2005 (the “Original Supply Agreement”), the parties set out the terms and conditions in connection with the supply of lead frames to ASAT in more detail.

(C) In consideration of the completion of certain other transactions contemplated by that certain Securities Purchase Agreement dated 31st July 2005, as amended (the “SPA”), by and among certain of the parties hereto and certain other parties, the parties hereto have now agreed to amend and restate the provisions of the Original Supply Agreement to read in their entirety as hereinafter provided.

IT IS AGREED AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following expressions shall have the meaning set opposite them unless the context otherwise requires and terms used in this Agreement shall have the same meanings as defined in the Shared Costs and Services Agreement:

“Agreement”	this agreement as executed by the parties hereto;

“Business Day”	a day, excluding Saturdays, when banks in Hong Kong are open for business;

2

“Force Majeure”	in relation to any party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lock-out or other industrial action);

“HK$”	Hong Kong Dollars;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“New Companies”	other companies to be established which will be (direct or indirect) subsidiaries or associated companies of QPL International Holdings Limited;

“Products”	lead frames, heat sinks, stiffeners, tools, spare parts and related products from time to time manufactured by the Sellers;

“QPLS”	QPL Pte Limited, a company incorporated in Singapore whose registered office is at 150 Cecil Street, #09-03, AXA Life Building, Singapore 069543;

“Sellers”	QPLL, Talent Focus, QPLS and New Companies and “Seller” means any of them;

“Shared Costs and Services Agreement”	a shared cost and services agreement dated 5th October, 1999 between ASAT, QPL International Holdings Limited and QPL Limited;

“Specification”	the specification of the Products agreed in writing between the Sellers and ASAT from time to time;

2. SALE OF THE PRODUCTS

2.1 During the continuance of this Agreement, the Sellers shall be a core supplier of ASAT for the Products, meaning that ASAT will provide Sellers with a right to bid for all Products required by ASAT. ASAT shall purchase and the Seller shall sell such quantities of the Products as may be ordered and confirmed by the Seller from time to time under Clause 2.3, subject to the terms and conditions of this Agreement.

2.2 Upon receiving written orders from ASAT which shall specify the quantities, the type of Products and the price (the “Written Orders”), the Seller shall confirm in writing by the next Business Day following receipt of the Written Orders as to whether they accept the orders placed by ASAT (the “Written Confirmation”). The Written Orders will call for delivery as required. Sellers will accept all Written Orders within the forecast in Clause 4.1 and which call for delivery at least 15 days from the date of the Written Order, for which Safety Inventory listed on Attachment A (as defined in Clause 4.1.2) is available to fill such Written Orders. Sellers will use commercially reasonable efforts to accept Written Orders in excess or

3

forecasts or calling for delivery in fewer than 15 days from the date of the Written Order. Notwithstanding any provision herein to the contrary, ASAT will have no obligation to place any Written Orders with Sellers, and ASAT will have no commitment to purchase Products except pursuant to a Written Order that has been accepted by Sellers.

3. DELIVERY OF PRODUCTS

3.1 ASAT shall generally, within 14 Business Days of the arrival of each delivery of the Products at ASAT’s premises, notify the Seller in writing of any defect by reason of which ASAT alleges that the Products delivered are not in accordance with the Specification and which should be apparent on reasonable inspection. ASAT retains the right to notify the Seller in writing of any defect by reason of which ASAT alleges that the Products delivered are not in accordance with the Specification after the products are being used in production.

3.2 If ASAT fails to give such a notice then the Products shall be deemed to have been accepted. Notwithstanding the foregoing, acceptance of any Products will not waive ASAT’s rights to any warranties of Sellers.

3.3 Without prejudice to Clauses 3.1 and 3.3 above, the Sellers guarantee that the Products in their unprocessed form shall be free from rust and oxidation, and will comply with ASAT’s Specification No. PR20501 and ASAT’s standard minimum quality requirements for 12 months after the date of delivery (subject to fair wear and tear), provided that ASAT shall comply with MC30001 in respect of material control requirements and the Products are kept in the premises of ASAT and are kept under a well controlled environment with temperature and relative humidity not higher than 24 degree Celsius and 65% respectively. ASAT shall authorize the Seller, on reasonable notice, to access ASAT’s premises where the Products are stored and to authorize or assist the Seller to inspect, check, test and record the status of the Products stored or the conditions of those premises.

3.4 Title to the Products shall vest in ASAT upon payment being received by the Seller pursuant to Clause 4.4.

3.5 Risk in and responsibility for the Products shall pass to ASAT once they are delivered at ASAT’s premises.

4. PULL SYSTEM PROGRAMME

QPLL shall maintain minimum inventory level for ASAT for parts stipulated on Attachment A. This programme is implemented with the objective of reducing delivery cycle time by building minimum inventory to meet any upside in ASAT’s demand beyond forecasts.

4

Below are the terms and conditions for the programme:

4.1 Safety Inventory Level

4.1.1 ASAT shall issue to QPLL a demand forecast on a monthly basis for each part number on Attachment A. During the continuance of this Agreement, ASAT shall, during the first week of every month, notify the Seller in writing of the estimated quantities of the Products listed on Attachment A necessary for its operation for the following 3 months to be delivered by the Seller to ASAT. Such forecasts are for planning purposes and are not binding on ASAT.

4.1.2 QPLL shall review the monthly forecast based on the forecasted demand to QPLL. ASAT and QPLL will review and mutually determine the agreeable quantity of safety inventory that QPLL needs to build and maintain through the term of the Agreement (the “Safety Inventory”).

4.1.3 QPLL will deliver the quantities from the safety inventory to ASAT upon ASAT’s request. Upon receipt ASAT will issue official purchase order to cover these quantities.

4.2 Liability for Slow Moving / Obsolete Inventory

4.2.1 Parts in Safety Inventory will be delivered to ASAT on a first in, first out basis and parts in the Safety Inventory for more than 3 calendar months are considered slow moving;

4.2.2 ASAT will be liable for two-thirds (66%) of slow moving inventory in Safety Inventory built by QPLL in pursuant to Clause 4.1;

4.2.3 Parts in Safety Inventory that no longer fit ASAT’s specification (arising from ASAT’s own initiative) and cannot be used for production are considered obsolete;

4.2.4 ASAT will be liable for two-thirds (66%) of obsolete inventory that is built by QPLL;

4.2.5 Without prejudice to clause 4.2 of this Agreement, if either party terminates this Agreement by serving written notice according to Clause 7.1 of this Agreement, both ASAT and QPLL shall use reasonable endeavours to ensure that inventory should be kept to a reasonable level until termination of this Agreement so as to minimize loss caused to any of the parties. ASAT will be liable for two-thirds (66%) of all outstanding Safety Inventory built by the applicable Seller upon the termination of this Agreement.

4.2.6 All the Safety Inventory arrangements for Safety Inventory created within the one hundred and eighty (180) days Agreement termination notice period in pursuant to Clause 7.1 will be discussed by a separate meeting between QPLL and ASAT, but both parties agree to use good faith and reasonable efforts to ensure that ASAT has continued access to Products under substantially the same terms and conditions during such period.

5

4.2.7 Liability of parts in Safety Inventory existing prior to signing of this Agreement remains to be governed by the terms of the Pull System Agreement dated August 12, 2004 for Written Orders stipulated on Attachment B. The Pull System Agreement dated August 12, 2004 will be of no further effect after signing of this Agreement.

5. PAYMENT TERMS

5.1 The Seller shall invoice ASAT on the date of delivery in respect of all deliveries of the Products made pursuant to this Agreement. Such invoices shall be payable by ASAT according to ASAT’s standard Purchase Order terms, provided that the number of actual payable days shall be (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to the end of the Initial Period (as defined in Section 7.1), the longer of (A) 60 days or (B) the average of such actual payable days achieved, consistent with past practice, between the Company and its Subsidiaries, on the one hand, and its major material vendors (which, as at 31st July 2005, were as set out in Attachment C hereto), on the other hand (such adjustments to be determined on a trailing quarterly basis), but in no event longer than 90 days; provided, that all invoices issued on or before October 14, 2005 shall be deemed immediately due and payable as of the date hereof. These terms shall be subject to review by the parties at the end of the Initial Period.

5.2 The price payable pursuant to this Clause 4 shall be inclusive of any costs of packaging, carriage and insurance of the Products.

5.3 The parties to this Agreement agree to use good faith and reasonable efforts to comply with and execute the provisions under this Agreement and provide all records and information necessary to comply with these provisions and to minimize the cost of compliance to both parties.

5.4 The Sellers agree not to increase prices for all Products sell to ASAT for a period of 6 months from the Commencement Date.

6. FORCE MAJEURE

6.1 If ASAT or any of the Sellers is unable to meet its respective obligations hereunder as a result of Force Majeure, it shall promptly notify the other party of the nature and extent of the circumstances in question.

6.2 Notwithstanding any other provisions of this Agreement, neither ASAT nor any of the Sellers shall be deemed to be in breach of this Agreement, or otherwise be liable to the other, for any delay in performance or the non-performance of any of its obligations under this Agreement, to the extent that the delay or non-performance is due to any Force Majeure of which it has notified the other party, and the time for performance of that obligation shall be extended accordingly.

6

7. COMMENCEMENT AND DURATION

7.1 This Agreement shall be effective as from May 1, 2005 (the “Commencement Date”) and, subject to Clause 6.2, shall continue in force until October 27, 2006 (the “Initial Period”) and thereafter, shall, subject to Clause 6.2, be renewed for additional 12 month terms unless this Agreement is terminated by ASAT by giving to Seller not less than 6 calendar months’ notice prior to the expiration of the current term.

7.2 Either ASAT or any Seller shall be entitled forthwith to terminate this Agreement with immediate effect by written notice to other if:-

7.2.1 Any party financial statement is qualified by a going concern issue exception;

7.2.2 the other party is unable to pay its debts as they fall due or a petition is presented or meeting convened for the purpose of winding up that other party or that other party enters into liquidation whether compulsorily or voluntarily or compounds with its creditors generally or has a receiver appointed over all or any part of its assets or takes or suffers any similar action in consequence of debt;

7.2.3 any receiver or officer of any court or governmental authority shall be appointed or take possession or control of any substantial part of the assets or property or control over the affairs an obligations of that other party;

7.2.4 it is or may become unlawful for that other party to perform its obligations under this Agreement

7.2.5 that other party commits a material breach of this Agreement and fails to rectify such breech within 14 days of being required by the other party to do so;

7.2.6 that other party ceases to carry on business; or

7.2.7 any party fails to obtain (if any) all approvals required (including, without limitation, regulatory approvals) to give effect to this Agreement.

8. MISCELLANEOUS

8.1 Other than Clause 7.4 below, none of the parties may assign any of their respective rights or obligations under this Agreement in whole or in part.

8.2 In any part of this Agreement is found by any court or other competent authority to be invalid, unlawful or unenforceable then such part shall be severed from the remainder of this Agreement (as the case may be), which shall continue to be valid and enforceable to the fullest extent permitted by law.

8.3 This Agreement shall be binding on and enure for the benefit of the parties and their respective successors, assigns and personal representatives (as the case may be).

7

8.4 ASAT acknowledge and agrees that any Seller may assign all or any of its rights and/or obligations under this Agreement to any subsidiaries or associated companies of Talent Focus and/or QPLL and ASAT agrees to execute all further documents and do all acts and things necessary to enable such assignment.

8.5 It is also the intention of the parties that if ASAT or any of the Sellers desires to design any of the Products, it will invite the other party to participate to jointly design such Products.

9. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region and the parties hereto irrevocably agree that the Courts of the Hong Kong Special Administration Region shall have non-exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement or any matter arising therefrom. The parties specifically disclaim the UN Convention or Contracts for the International Sale of Goods.

8

SIGNED by /s/ Robert Gorge	)
)
for and on behalf of	)
ASAT LIMITED	)
in the presence of /s/ Arthur Tsui	)

SIGNED by /s/ Li Tung Lok	)
)

for and on behalf of	)
TALENT FOCUS INDUSTRIES LIMITED	)
in the presence of /s/ Bella Chhoa	)

SIGNED by /s/ Li Tung Lok	)
)
for and on behalf of	)
QPL LIMITED	)
in the presence of /s/ Bella Chhoa	)

9

Exhibit 10.3

EXECUTION COPY

AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT

DATED AS OF OCTOBER 27, 2005

BETWEEN

ASAT HOLDINGS LIMITED

AND

THE PURCHASERS

PARTY HERETO

-i-

-ii-

Exhibits

Annex A

Shelf Registration Covenants

Annex B

Major Material Vendors

-iii-

AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT

THIS AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of October 27, 2005, by and among (i) ASAT HOLDINGS LIMITED, an exempted company with limited liability under the Companies Law of the Cayman Islands (the “Company”), and (ii) the persons or entities listed on Exhibit B attached hereto (each a “Purchaser” and collectively, the “Purchasers”). Capitalized terms used and not otherwise defined upon first usage herein are defined in Section 6.8 herein.

WHEREAS, the Company wishes to issue and sell to the Purchasers up to an aggregate of 300,000 shares of its authorized but unissued shares of Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share (the “Series A Preferred Shares”), convertible into the Company’s Ordinary Shares, par value US$0.01 per share (the “Ordinary Shares”);

WHEREAS, the Purchasers, severally, wish to purchase the Series A Preferred Shares on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Company, the JPMP Purchasers and the QPL Purchasers are parties to that certain Securities Purchase Agreement (the “Original Agreement”) dated as of July 31, 2005 (the “Original Agreement Date”) and together with the Olympus Purchasers, desire to amend and restate the Original Agreement in its entirety.

In consideration of the mutual promises herein made and in consideration of the representations, warranties, and covenants herein contained, the parties agree as follows:

ARTICLE I:

FILING; ISSUANCE AND RESERVATION;

SALE OF THE SECURITIES

1.1 Filing Amended and Restated of Articles of Association.

Immediately prior to the Closing Date, the Company shall have duly adopted and filed its Amended and Restated Articles of Association with the registrar of companies of the Cayman Islands (the “Articles”), a copy of which is attached as Exhibit A hereto, that, among other things, (a) designates 1,000,000 shares of the Company’s authorized share capital as Series A Preferred Shares, and (b) sets forth the terms, designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of such Series A Preferred Shares.

1.2 Authorization of Issuance and Sale of Securities; Purchase Consideration and Reservation of Shares.

Subject to the terms and conditions hereof, the Company has authorized: (a) the issuance and sale to the Purchasers of up to 300,000 shares of Series A Preferred Shares in consideration for the Purchase Consideration at an effective issue price of US$50.00 per Preferred Share (the “Issue Price”); (b) the issuance to the Purchasers of Warrants to purchase 20,000,000 Ordinary Shares; and (c) the reservation of 1,000,000,000 Ordinary Shares for issuance upon any (i) conversion of the Series A Preferred Shares and (ii) exercise of the Warrants and Arrangement Fee Warrants (as defined in Section 1.5), respectively. The Series A Preferred Shares are sometimes referred to herein as the “Preferred Shares.” The Ordinary Shares issuable upon conversion of the Preferred Shares and exercise of the Warrants and Arrangement Fee Warrants are referred to collectively as the “Reserved Shares.”

1.3 Aggregate Purchase Consideration and Closing.

The Company agrees to issue and sell to the Purchasers and, subject to and in reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers, severally but not jointly, agree to purchase and receive that number of Series A Preferred Shares, Warrants and Arrangement Fee Warrants set forth opposite their respective names in Exhibit B attached hereto under the heading “Series A Preferred Shares”. The aggregate purchase consideration of the Series A Preferred Shares being purchased by each Purchaser at the Closing is set forth opposite such Purchaser’s name in Exhibit B under the heading “Aggregate Purchase Consideration”. Subject to the satisfaction or waiver of the applicable conditions set forth in Article II, the purchase and sale shall take place at a closing (the “Closing”) to be held at the offices of Milbank, Tweed, Hadley & McCloy LLP, 3007 Alexandra House, 16 Chater Road, Central, Hong Kong SAR, on September 15, 2005 (such date or such other date as the parties shall mutually agree in writing, the “Closing Date”) at 10:00 a.m., or at such other date and at such time as may be mutually agreed upon, provided that the Closing may be consummated by facsimile or other arrangements reasonably satisfactory to counsel for the Company and the Purchasers.

1.4 Use of Proceeds.

The Company shall apply the proceeds of the sale of the Series A Preferred Shares for general corporate purposes, including repayment of debt.

1.5 Arrangement Fee.

The Company shall pay to the JPMP Purchasers and the QPL Purchasers an arrangement fee comprising Warrants to purchase 5,000,000 Ordinary Shares (the “Arrangement Fee Warrants”), which shall be paid on the Closing Date, such fee to be shared on a pro rata basis by the JPMP Purchasers and the QPL Purchasers (the “Arrangement Fee”).

2

ARTICLE II:

THE CLOSING

2.1 Deliveries at the Closing.

(a) At the Closing, the Company shall issue and deliver certificates evidencing the Series A Preferred Shares to be sold at such Closing to each of the Purchasers (or its nominee) against delivery of the Purchase Consideration and the Company shall have delivered to the Purchasers a certified copy of the Company’s register of members reflecting the transactions hereunder.

At the Closing, the Company shall deliver to the Purchasers:

(i) opinions dated as of the Closing Date, of counsel to the Company, substantially to the effect set forth in Exhibit E hereto;

(ii) a certificate of a director of the Company dated as of the Closing Date, certifying: (A) the Company’s Articles, as in effect on the Closing Date, as true and complete and attaching certified copies of same; (B) as to the incumbency and genuineness of the specimen signatures of each current officer of the Company executing any of the Equity Financing Documents; and (C) the resolutions of both the Board and shareholders (with respect to the resolutions of shareholders, as to consummation only) of the Company authorizing the execution, delivery and performance of the Original Agreement and the consummation of the transactions contemplated thereby, as true and complete and attaching copies of same (including but not limited to the adoption and filing of the Articles and the issuance of the Preferred Shares); and

(iii) duly executed and delivered Warrants to purchase 15,000,000 Ordinary Shares and the Arrangement Fee Warrants on the terms set forth in the Equity Financing Documents.

(b)     (i) At the Closing, the Purchasers shall deliver to the Company the Purchase Consideration as follows:

(x) The JPMP Purchasers shall deliver to the Company the JPMP Consideration in immediately available funds.

(y) Subject to the provisions of this paragraph, QPL International Holdings Limited (“QPL”) shall deliver to the Company an irrevocable written waiver of payment of all trade accounts due and payable to the QPL Purchasers by the Company or any of its Subsidiaries as of the Closing Date starting with the earliest invoices and working forward chronologically, up to an amount equal to US$7,500,000 (such amount, the “QPL Payables” and the aforesaid waiver of such cash amounts, the “QPL Waiver Consideration”). On the Closing Date, the chief executive officer of the Company shall have certified in writing the amount of the QPL Payables. In the event that the QPL Payables shall be less than US$7,500,000 in the aggregate as of the Closing Date, QPL (or a Permitted Transferee thereof, as defined in the Shareholders Agreement) shall deliver to the Company an amount in

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immediately available funds equal to the difference between (1) US$7,500,000 and (2) the aggregate amount of the QPL Payables as of the Closing Date (such cash amount, the “QPL Cash Consideration” and together with the QPL Waiver Consideration, the “QPL Consideration”).

(z) The Olympus Purchasers shall deliver to the Company the Olympus Consideration in immediately available funds.

(ii) The QPL Purchasers and the Company shall each execute and deliver an amended and restated Supply Agreement (the “Supply Agreement”) substantially to the effect set forth in Exhibit C hereto, such amendments to provide solely that payment terms thereunder shall be no more than (1) 30 days at any time for invoices issued prior to November 16, 2005 or (2) at any time for invoices issued after November 15, 2005 but prior to the first anniversary of the Closing Date, the longer of (A) 60 days or (B) the average of such payment arrangements achieved, consistent with past practice, between the Company and its Subsidiaries on the one hand, and its major material vendors (as set forth in Annex B hereto) on the other hand (such adjustments to be determined on a trailing quarterly basis) but in no event longer than 90 days; provided, that such amendments shall also provide that the term of the Supply Agreement shall be extended to October 27, 2006; provided further, that all invoices issued on or before October 14, 2005 shall be deemed immediately due and payable as of the date hereof.

(c) The obligation of each Purchaser to purchase and deliver the Purchase Consideration for the Preferred Shares at the Closing, as provided in Section 1.3, shall be subject to the performance by the Company of its agreements theretofore to be performed hereunder and to the satisfaction (or waiver), prior thereto or concurrently therewith, of the following further conditions:

(i) All required shareholder and regulatory consents and approvals, if any, applicable to the Company having been obtained;

(ii) The Purchasers shall have agreed (which agreement shall not be unreasonably withheld) on a management incentive program approved by the Board;

(iii) As of the Closing Date, the Company shall have repaid or obtained waivers or amendments on terms reasonably acceptable to the Purchasers with respect to (A) the Term Loan Facility Agreement, dated November 23, 2004, among Standard Chartered Bank (Hong Kong) Limited, TGGT Equipment (HK Limited), the Company and ASAT Limited (the “Standard Chartered Loan Facility”), and (B) the Loan Agreement, dated February 23, 2005, between China Construction Bank and ASAT Semiconductor (Dongguan) Limited (the “China Construction Bank Loan Facility”), in each case sufficient to ensure that no default or event of default under either such agreement is continuing;

(iv) The Supply Agreement shall be valid, enforceable and in full force and effect on and as of the Closing Date and the Company and the QPL Purchasers shall each be in compliance in all material respects with the terms and conditions thereof, and the Purchasers shall have received a certificate, dated the Closing Date and signed by a chief executive officer or chief financial officer of the Company, confirming the foregoing;

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(v) The Company shall have received a favorable fairness opinion with respect to the transactions contemplated by the Equity Financing Documents (the “Series A Financing Transactions”) and the transactions contemplated by the Purchase Money Loan Agreement, dated July 31, 2005, among the Company, the lenders named therein and Asia Opportunity Fund, L.P., as Administrative Agent (as amended, restated, modified or otherwise supplemented from time to time, the “Loan Agreement”; such transactions, the “Loan Agreement Transactions”; and the Loan Agreement Transactions together with the Series A Financing Transactions, the “Transactions”), considered as a whole, from Houlihan Lokey Howard & Zukin (“HLHZ”);

(vi) The terms and conditions of the Transactions and the Supply Agreement shall have been approved by a majority of the disinterested directors of the Board;

(vii) The Transactions shall have been approved by the shareholders of the Company;

(viii) There shall have been issued a “clean” and unqualified opinion from an independent accounting firm with respect to the Company’s audited consolidated financial statements and statement of financial condition for and at the year ended April 30, 2005 (which does not include a “going concern” exception, after taking into account the effect of the Series A Financing Transactions and the Loan Agreement Transactions, or other language the Purchasers reasonably deem to have a negative or adverse effect on the Company);

(ix) The Loan Agreement shall have been duly executed and delivered and shall be a valid, legally binding and enforceable obligation of the parties thereto;

(x) There shall have been no default or event of default under the Indenture or any material agreement of the Company or any of its Subsidiaries that is continuing;

(xi) There shall not have occurred or become known to the Purchasers (as agreed by the Purchasers) any material adverse change or new material adverse condition since the Original Agreement Date in or affecting the business, operations, assets, property, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries, taken as a whole;

(xii) The chief executive officer or chief financial officer of the Company shall have certified that the Company to his knowledge it and its Subsidiaries are in compliance with all material finance, supply, operating, sales and other contracts and agreements, and all regulatory and statutory requirements which the Company is currently or may in the future be subject to as at the Closing Date;

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(xiii) There shall not have occurred a material disruption of or material adverse change in financial, banking or capital market conditions or the computer electronics industry that, in the Purchasers’ reasonable judgment, could materially adversely effect the Company or its Subsidiaries;

(xiv) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified as to materiality, which shall be true in all respects) on and as of the Closing Date, except for such representations and warranties made as of a specified earlier date, which shall have been true and correct as of such date;

(xv) QPL shall have obtained shareholder approval of the transactions contemplated by the Agreement if and as required by the Hong Kong Stock Exchange (the “HKSE”);

(xvi) There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that any of the Transactions not be consummated as provided herein or the Loan Agreement;

(xvii) [RESERVED]; and

(xviii) Each Purchaser shall have delivered the applicable Purchase Consideration and the chief executive officer or chief financial officer of the Company shall have certified in writing to the amount of the QPL Payables.

The Purchasers reserve the right to have the Company represent and warrant in writing that each of the conditions precedent to the obligations of the Purchasers have been satisfied on and as of the Closing Date.

(d) The obligation of the Company to issue and deliver the Preferred Shares on the Closing Date shall be subject to the satisfaction (or waiver by the Company), prior thereto or concurrently therewith, of the following further conditions:

(i) The representations and warranties of the Purchasers set forth the this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified as to materiality, which shall be true in all respects) on and as of the Closing Date, as applicable, except for such representations and warranties made as of a specified earlier date, which shall have been true and correct as of such date;

(ii) There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that any of the Transactions not be consummated as provided herein or the Loan Agreement;

(iii) The Company shall have received a favorable fairness opinion with respect to the Transactions, considered as a whole, from HLHZ;

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(iv) A majority of the disinterested directors of the Board shall have approved the Transactions and the Supply Agreement;

(v) The Supply Agreement shall be valid, enforceable and in full force and effect on and as of the Closing Date and the QPL Purchasers shall be in compliance in all material respects with the terms and conditions thereof;

(vi) There shall have been issued a “clean” and unqualified opinion from an independent accounting firm with respect to the Company’s audited consolidated financial statements and statement of financial condition for and at the year ended April 30, 2005 (including no “going concern” exception, after taking account the effect of the Series A Financing Transactions and the Loan Agreement Transactions);

(vii) The Loan Agreement shall have been duly executed and delivered and shall be a valid, legally binding and enforceable obligation of the parties thereto;

(viii) The Irrevocable Voting Agreement shall have been executed on or prior to the Original Agreement Date by holders with the right to vote, or direct the voting of, at least 70% of the Company’s outstanding Ordinary Shares as of the date of such Agreement at a special meeting of the Company’s holders of Ordinary Shares called to approve the entering into this Agreement by the Company, and shall remain in full force and effect;

(ix) There shall have been no event of default under the Outstanding Debt Instruments;

(x) All required shareholder and regulatory consents and approvals, if any, applicable to the Company and the QPL Purchasers having been obtained;

(xi) The Purchasers shall have executed and delivered a certificate stating that they have complied with all covenants and agreements herein to be complied with by them before the Closing Date;

(xii) On or prior to the date 40 days after the Original Agreement Date, QPL shall have obtained shareholder approval of the transactions contemplated by the Agreement if and as required by the HKSE; and

(xiii) Concurrently with the execution and delivery of the Original Agreement by QPL International Holding Limited, Mr. T. L. Li shall execute and deliver an irrevocable voting agreement in form and substance reasonably satisfactory to the Company pursuant to which he shall have irrevocably agreed, among other things, to vote all shares of QPL stock beneficially owned by him, representing approximately 30% of the outstanding voting power of QPL International Holdings Limited stock, in favor of the transactions contemplated by the Original Agreement at any meeting of shareholders of QPL convened to vote thereon, and to use his reasonable best efforts to cause the board of directors of QPL to recommend that its shareholders approve the transactions contemplated by the Original Agreement.

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ARTICLE III:

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to the Purchasers to enter into and perform its obligations under this Agreement, except as expressly set forth on the disclosure letter (the “Disclosure Letter”) which shall have been delivered to the Purchasers in connection with this Agreement and dated the Original Agreement Date (which disclosure adequately describes the exception and specifically references the Section to which it applies), the Company represents and warrants to the Purchasers as of (a) the date hereof with respect to the representations and warranties set forth in Sections 3.1 through 3.4, Section 3.13(c) and Section 3.20 and (b) the Original Agreement Date with respect to the representations and warranties not described in foregoing clause (a), in each case except as to certain representations and warranties made as of a specified earlier date, which shall speak as of such date, as follows:

3.1 Organization; Powers; Subsidiaries.

Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required except in each case where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding membership interests of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, and are owned by the Company free and clear of any mortgage, pledge, Lien, encumbrance, security interest, claim or equity.

3.2 Authorization.

(a) The Company has all requisite power and authority to (i) execute and deliver each Equity Financing Document to which it is a party, (ii) duly adopt the Articles and (iii) execute and deliver any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of each such Equity Financing Document and the Articles and all related transactions and to perform its obligations under each such Equity Financing Document and the Articles. The Articles and each Equity Financing Document to which the Company is a party have been duly authorized by all necessary action (corporate or otherwise) on the part of the Company, and each Equity Financing Document to which the Company is a party have been duly executed and delivered by the Company (or in the case of the Articles, as of the Closing Date shall have been duly adopted), and each constitutes (or in the case of the Articles, as of the Closing Date shall constitute) the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other Laws affecting creditors’ rights generally or by general principles of equity. All corporate and other proceedings to be taken and all waivers, consents and permits necessary or appropriate for the

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consummation of the transactions contemplated by the Equity Financing Documents have been, and in the case of the adoption of the Articles, as of the Closing Date shall have been, taken or obtained.

(b) The authorization, issuance, sale and delivery of the Preferred Shares, the issuance of the Warrants and the Arrangement Fee Warrants and the reservation of the Reserved Shares has been authorized by all requisite action of both the Company’s Board and shareholders. As of the Closing, the Preferred Shares and, upon their issuance, the Reserved Shares and the Warrants will be duly authorized, validly issued and outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, free and clear of any Liens whatsoever and with no restrictions on the voting rights thereof and other incidents of record and beneficial ownership pertaining thereto, in each case other than pursuant to the Equity Financing Documents.

3.3 Non-contravention; Approvals.

The execution, delivery and performance by the Company of the Equity Financing Documents to which it is a party, the consummation of the transactions contemplated thereby and compliance with the provisions thereof, including the issuance, sale and delivery of the Preferred Shares, have not and shall not, and the issuance of the Warrants have not, and the issuance, sale and delivery of the Reserved Shares shall not, (a) violate any Law to which the Company or any Subsidiary or any of their assets is subject, (b) violate any provision of the Articles or the organizational documents of the Subsidiaries, (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any contract to which the Company or any Subsidiary is a party or by which any of their assets of the Company is subject, or (d) result in the imposition of any Lien upon any of the assets of the Company or any Subsidiary (except in the case of foregoing clauses (a), (c) and (d) for violations, conflicts or resulting Liens that, individually or in the aggregate, could not be reasonably be expected to result in a Material Adverse Effect). Other than state “blue sky” securities filings, the Company has not been nor is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority or any other Person for the valid authorization, issuance and delivery of the Preferred Shares or the consummation of the Transactions except as expressly required by the Equity Financing Documents.

3.4 Capitalization of the Company.

The authorized capital stock of Company consists, on the Original Agreement Date, of an aggregate of 3,000,000,000 shares of which 678,437,130 Ordinary shares are duly and validly issued and outstanding (and as of the Closing Date, 300,000 Series A Preferred Shares will be validly issued and outstanding), each of which shares is (or in the case of the Series A Preferred Shares, will, when issued, be) fully paid and nonassessable. Except as set forth in the Filed SEC Reports and the 2005 20-F (as defined in Section 3.13), as of the Original Agreement Date, (i) there are no outstanding Equity Rights with respect to Company and (ii) there are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any shares of capital stock of Company nor are there any outstanding obligations of Company or any of its Subsidiaries to make payments to any Person, such as “phantom stock” payments, where the amount thereof is calculated with reference to the fair market value or equity value of Company or any of its Subsidiaries.

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3.5 Financial Condition; No Material Adverse Change.

(a) Financial Condition. The Company (i) has heretofore furnished to the Purchasers its consolidated balance sheet and statements of income, shareholders’ equity and cash flows (x) as of and for the fiscal year ended April 30, 2004 reported on by PricewaterhouseCoopers LLP, independent public accountants (“PwC”); (y) as of and for the fiscal quarter and the portion of the fiscal year ended January 31, 2005 certified by the chief financial officer of the Company; and (z) as of and for the fiscal year ended April 30, 2005 (the “2005 Financials”) certified by the chief financial officer of the Company and (ii) shall, prior to the Closing Date, furnish to the Purchasers its 2005 Financials reported on by PwC. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Company and its Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (i)(y) of the first sentence of this paragraph.

(b) No Material Adverse Change. No matter affecting the Company or any of its Subsidiaries or the Transactions has occurred which is inconsistent in a material and adverse manner with any information or other matter disclosed by the Company to the Purchasers after the date the Company’s fiscal year 2006 business plan was furnished to the Purchasers and prior to the date of the Agreement.

3.6 Properties.

(a) Property Generally. Each of the Company and its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, subject only to Liens permitted by the Indenture and except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) Intellectual Property. Each of the Company and its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by Company and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

3.7 Litigation; Liabilities.

(a) Actions, Suits and Proceedings. There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority now pending against or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Agreement or the Transactions.

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(b) Liabilities. The Company has no liability or obligation, absolute or contingent (individually or in the aggregate), including any tax liability due and payable, which is not reflected on the most recent balance sheet delivered to the Purchasers pursuant to Section 3.5, other than liabilities or obligations suffered or incurred since January 31, 2005 in the ordinary course of the Company’s business consistent with past practice. There were no “loss contingencies” pursuant to GAAP that were not adequately provided for on the balance sheet referred to above.

3.8 Environmental Matters.

(a) Each of the Company and its Subsidiaries has obtained all environmental, health and safety permits, licenses and other authorizations required under all Environmental Laws to carry on its business as now being or as proposed to be conducted, except to the extent failure to have any such permit, license or authorization would not (either individually or in the aggregate) result in a Material Adverse Effect. Each of such permits, licenses and authorizations is in full force and effect and each of the Company and its Subsidiaries is in compliance with the terms and conditions thereof, and is also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any applicable Environmental Law or in any applicable regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, in each case except to the extent failure to comply therewith would not (either individually or in the aggregate) result in a Material Adverse Effect.

(b) No notice, notification, demand, request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to Company’s knowledge, threatened by any governmental or other entity with respect to any alleged failure by Company or any of its Subsidiaries to have any environmental, health or safety permit, license or other authorization required under any Environmental Law in connection with the conduct of the business of Company or any of its Subsidiaries or with respect to any generation, treatment, storage, recycling, transportation, discharge or disposal, or any release of any Hazardous Materials generated by Company or any of its Subsidiaries, except for any of the foregoing that, individually or in the aggregate, would not be reasonably be expected to result in a Material Adverse Effect).

3.9 Compliance with Laws and Agreements.

Each of the Company and its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except in each case where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

3.10 Investment and Holding Company Status.

Neither Company nor any of its Subsidiaries is (a) an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended, or (b) a “holding company” as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935, as amended.

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3.11 Taxes.

Each of the Company and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which such Person has set aside on its books adequate reserves or (b) to the extent that the failure to do so would not reasonably be expected to result in a Material Adverse Effect.

3.12 Employees.

Neither the Company nor any Subsidiary is engaged in any unfair labor practice or discriminatory employment practice and no complaint of any such practice against the Company or its Subsidiary has been filed or, to the best of the Company’s knowledge, threatened to be filed with or by any Governmental Authority that regulates labor or employment practices, nor is any grievance filed or, to the Company’s knowledge, threatened to be filed, against the Company or any Subsidiary by any employee pursuant to any collective bargaining or other employment agreement to which the Company or its Subsidiary is a party or is bound which, in any such case, would be reasonably likely to have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with all applicable foreign, federal, state and local laws and regulations regarding occupational safety and health standards except to the extent that noncompliance would not be reasonably expected to result in a Material Adverse Effect, and have received no complaints from any foreign, federal, state or local agency or regulatory body alleging such violations of any such laws and regulations.

3.13 SEC Filings; Disclosure.

(a) The Company has furnished or there is available to the Purchasers, via its EDGAR filings with the SEC, true and complete copies of the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2004 and all other reports filed with or registration statements declared effective by the SEC since April 30, 2004, which are all the documents that the Company was required to file with the SEC since that date, other than with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2005, a Board-approved draft of which has been made available to the Purchasers (the “2005 20-F”) (the documents referred to above, together with all accompanying exhibits and all information incorporated therein by reference, being referred to herein collectively as the “Company SEC Reports” and the Company SEC Reports filed with or declared effective by the SEC prior to the Original Agreement Date, the “Filed SEC Reports”). The Company has timely made all filings and furnishings with the SEC pursuant to the Exchange Act during the 12 months preceding the Original Agreement Date (other than with respect to the 2005 20-F). As of their respective dates, the Company SEC Reports were duly filed or furnished (other than with respect to the 2005 20-F regarding requirements of time of filing) with the SEC and complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC and NASDAQ Stock

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Market thereunder applicable to such Company SEC Reports (other than with respect to the 2005 20-F regarding requirements of time of filing). As of their respective dates, none of the Company SEC Reports contained, and when filed, the 2005 20-F shall not contain, any untrue statement of a material fact or omitted (or omit, in the case of the 2005 20-F) to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements included in the Company SEC Reports comply, and the audited consolidated financial statements that will be included in the 2005 20-F shall comply, in all material respects with applicable accounting requirements of the Securities Act or the Exchange Act and with the published rules and regulations of the SEC with respect thereto.

(b) The Company has disclosed to the Purchasers all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(c) As of its date, the 2005 20-F did not contain any untrue statement of a material fact nor did it omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements included in the 2005 20-F comply, in all material respects with applicable accounting requirements of the Securities Act or the Exchange Act and with the published rules and regulations of the SEC with respect thereto.

3.14 Material Agreements.

Except as set forth in the Filed SEC Reports or as contemplated by the Equity Financing Documents, neither the Company nor any Subsidiary is a party to any written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the Commission as an exhibit to a registration statement on Form F-3 or applicable form (collectively, “Material Agreements”) if the Company or any Subsidiary were registering securities under the Securities Act. Except as set forth in the Filed SEC Reports, the Company and each of its Subsidiaries has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and, to the Company’s knowledge are not in default under any Material Agreement now in effect, the result of which would reasonably be expected to cause a Material Adverse Effect. Except as set forth in the Filed SEC Reports or as contemplated by the Equity Financing Documents, no written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of the Company or of any Subsidiary limits or shall limit the payment of dividends on the Company’s capital stock (including the Preferred Shares).

3.15 Insurance.

The Company and its Subsidiaries maintain insurance of the types and in amounts generally deemed adequate by the Company and its Subsidiaries for business and consistent with insurance coverage maintained by similar companies and businesses, all of which insurance is in full force and effect.

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3.16 Related Party Transactions.

Except as disclosed in the Filed SEC Reports, neither the Company nor any Subsidiary is a party to any agreement with any of the Company’s directors, officers or shareholders (other than the Purchasers) or any Affiliate or family member of any of the foregoing under which it: (a) leases any real or personal property (either to or from such Person); (b) licenses technology (either to or from such Person); (c) is obligated to purchase any tangible or intangible asset from or sell such asset to such Person; (d) purchases products or services from such Person; or (e) has borrowed money from or lent money to such Person. Except as disclosed in the Filed SEC Reports or with respect to the Purchasers, neither the Company nor its Subsidiary employs as an employee or engages as a consultant any family member of any of the Company’s directors, officers or shareholders.

3.17 Dilutive Effect.

The Company understands and acknowledges that the number of Reserved Shares issuable upon conversion of the Preferred Shares and the Reserved Shares issuable upon exercise of the Warrants and the Arrangement Fee Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Reserved Shares upon conversion of the Preferred Shares in accordance with this Agreement and the Articles and its obligations to issue the Reserved Shares upon the exercise of the Warrants and the Arrangement Fee Warrants in accordance with this Agreement, the Warrants and the Arrangement Fee Warrants, is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interest of other shareholders of the Company.

3.18 Independent Nature of Purchasers.

The Company acknowledges that the obligations of each Purchaser under the Equity Financing Documents are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under the Equity Financing Documents. The Company acknowledges that each Purchaser shall be entitled independently to protect and enforce its rights, including the rights arising out of this Agreement or out of the other Equity Financing Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

3.19 Offering Exemption.

Assuming the accuracy of the representations of the Purchasers in Article IV. the offering, sale and issuance of the Preferred Shares have been, are, and will be, exempt from registration under the Securities Act, and such offering, sale and issuance is also exempt from registration under applicable state securities and “blue sky” laws. The Company has made all requisite filings and has taken or will take all action necessary to be taken to comply with such state securities or “blue sky” laws.

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3.20 Brokers.

Other than HLHZ there are no agents, brokers, investment bankers, Persons or firms who or which have acted on behalf, or under the authority, of the Company (or its predecessors) or any of its shareholders who will be entitled to any fee or commission directly or indirectly from the Company or any of its shareholders or the Purchasers in connection with any of the transactions contemplated hereby.

3.21 Registration Rights.

Immediately following the Closing, except as contemplated by the Equity Financing Documents, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities (including debt securities) of the Company.

3.22 NASDAQ Compliance.

As of the date of this Agreement, the ADSs are registered pursuant to Section 12(b) of the Exchange Act, and are listed on The NASDAQ National Market (the “NASDAQ Stock Market”), and trading in the ADSs has not been suspended.

3.23 Transfer Taxes.

On the Closing Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Preferred Shares hereunder will be, or will have been, fully paid or provided for by the Company and the Company will have complied with all laws imposing such taxes.

ARTICLE IV:

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

As a material inducement to the Company to enter into and perform its obligations under this Agreement, each Purchaser, severally and not jointly, makes the following representations and warranties to the Company and for the benefit of each other Purchaser, as follows: (a) with respect to the JPMP Purchasers and the QPL Purchasers, as of (i) the date hereof with respect to the representations and warranties set forth in Sections 4.1, 4.2 and 4.6 and (ii) the Original Agreement Date with respect to the representations and warranties not described in foregoing clause (i), in each case except as to certain representations and warranties made as of a specified earlier date, which shall speak as of such date, and (b) with respect to the Olympus Purchasers, as of the date hereof.

4.1 Organization.

Each Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect to the business of such Purchaser.

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4.2 Authority.

Each Purchaser has full power and authority to enter into and to perform each Equity Financing Document to which it is a party in accordance with their terms and to consummate the transactions contemplated hereby and thereby. Each Equity Financing Document to which it is a party has been duly executed and delivered by each Purchaser and constitutes valid and binding obligations of each Purchaser each enforceable in accordance with its respective terms. To each Purchaser’s knowledge, the execution and performance of the transactions contemplated by this Agreement and the Equity Financing Documents and compliance with their provisions by such Purchaser: (i) will not violate any provision of law applicable to the Purchaser; and (ii) will not conflict with or result in any breach of any of the material terms, conditions or provisions of, or constitute a default under the Purchaser’s partnership agreement, certificate of formation or operating agreement, or any indenture, lease, agreement or other instrument to which such Purchaser is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to such Purchaser (except for violations or conflicts that, individually or in the aggregate, could not be reasonably be expected to result in a material adverse effect to such Purchaser).

4.3 Experience.

Each Purchaser is either (a) an “accredited investor” within the meaning of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act or (b) not a natural person resident in the United States, a partnership or corporation organized under the laws of the United States or otherwise a “U.S. Person” (as defined under Rule 902(k) of Regulation S of the Securities Act) or acting for the benefit or account of a U.S. Person. By virtue of its experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, each Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.

4.4 Investment.

Each Purchaser is acquiring the Preferred Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution of any part thereof. Each Purchaser understands that the Preferred Shares and the related Reserved Shares, as applicable, to be acquired have not been registered under the Securities Act or applicable state and other securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state and other securities laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

4.5 Restricted Securities.

Each Purchaser acknowledges and understands that it must bear the economic risk of this investment for an indefinite period of time because the Preferred Shares must be held indefinitely

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unless subsequently registered under the Securities Act and applicable state and other securities laws or unless an exemption from such registration is available. Each Purchaser acknowledges that certificates representing the Preferred Shares and Reserved Shares will be printed with legends restricting transfer except in compliance with applicable securities laws and such other legends as are required by the Shareholders Agreement. Each Purchaser understands that any transfer agent of the Company will issue stop-transfer instructions with respect to the Preferred Shares and the related Reserved Shares, as applicable, unless any transfer thereof is subsequently registered under the Securities Act and applicable state and other securities laws or unless an exemption from such registration is available. If a Purchaser is not a U.S. person as defined in Regulation S under the Securities Act and is not an “accredited investor” under Regulation D under the Securities Act, such Purchaser (i) agrees to transfer such Purchaser’s shares of Series A Preferred Shares (other than by reason of conversion thereof) and the Ordinary Shares issued upon conversion thereof only in accordance with the provision of Regulation S under the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration, and (ii) understands that the Company will refuse to register any transfer of any such shares that is not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

4.6 Brokers or Finders.

No Purchaser has retained any investment banker, broker or finder in connection with the purchase of the Preferred Shares. Each Purchaser will indemnify and hold the Company harmless against any liability, settlement or expense arising out of, or in connection with, any such claim by an investment banker, broker or finder that such Purchaser has retained in connection with the purchase of the Preferred Shares.

ARTICLE V:

ADDITIONAL AGREEMENTS

5.1 Affirmative Covenants of the Company.

The Company agrees and covenants with each Purchaser that:

(a) Financial Statements and Other Information. The Company will furnish to each Purchaser:

(i) within 90 days after the end of each fiscal year of the Company, the audited consolidated balance sheet and related statements of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by PwC or other independent public accountants of recognized national standing to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

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(ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company, the consolidated balance sheet and related statements of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year, all certified by the chief financial officer of the Company as presenting fairly in all material respects the financial condition and results of operations of Company and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(iii) concurrently with any delivery of financial statements under clause (i) or (ii) of this Section, a certificate of the chief financial officer of Company (x) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (y) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 5.1(a)(i), except for any such change that would not have a material effect on the financial statements of the Company and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(iv) [RESERVED];

(v) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by Company or any of its Subsidiaries with the SEC, or any Governmental Authority succeeding to any or all of the functions of the SEC, or with any securities exchange, or distributed by Company to its shareholders generally or to holders of Indebtedness of Company generally, as the case may be; and

(vi) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of Company or any of its Subsidiaries, or compliance with the terms of this Agreement, as Purchaser may reasonably request, subject to such Purchaser’s written agreement to maintain confidence as required by law and not to trade in the Company’s securities in violation of applicable law.

The Company shall not be required to comply with this covenant with respect to a Purchaser that beneficially owns less than 20% of the outstanding Series A Preferred Shares.

(b) Notices of Material Events. The Company will furnish to the each Purchaser prompt written notice upon becoming aware of the following:

(i) the occurrence of any Default;

(ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting Company or any of its Affiliates that, if adversely determined, would reasonably be expected to result in a Material Adverse Effect;

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(iii) the assertion of any Environmental Liability by any Person against, or with respect to the activities of, Company or any of its Subsidiaries and any alleged violation of or non-compliance with any Environmental Laws or any permits, licenses or authorizations, other than any Environmental Liability or alleged violation that, if adversely determined, would not (either individually or in the aggregate) result in a Material Adverse Effect; and

(iv) any other development that results in, or would reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of the chief financial officer or other executive officer of Company setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

The Company shall not be required to comply with this covenant with respect to a Purchaser that beneficially owns less than 20% of the outstanding Series A Preferred Shares.

(c) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Company hereunder or under any other Equity Financing Document shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided, that if the Company shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) any Purchaser receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(d) Compliance with Laws. The Company will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The Company shall make in a timely manner any filings required by any applicable foreign, federal or state or “blue sky” law, including as required by the SEC, or those of any other applicable jurisdiction in connection with the offer and sale of the Preferred Shares, the issuance of the Warrants and the issuance and sale of the Reserved Shares.

(e) [RESERVED].

(f) Reservation of Ordinary Shares.

So long as any of the Series A Preferred Shares, Warrants or Arrangement Fee Warrants remain outstanding, the Company shall take all action necessary to at all times have

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authorized, and reserved for the purpose of issuance, no less than the aggregate number of shares of Ordinary Shares as Reserved Shares needed to provide for the issuance of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares and exercise of the Warrants or Arrangement Fee Warrants, or otherwise issuable in connection with the Series A Preferred Shares and Warrants, as each may be adjusted from time to time.

5.2 Survival of Representations, Warranties and Agreements, Etc.

All representations, warranties, covenants and agreements of the parties hereunder shall survive the Closing and remain in full force and effect.

5.3 Transaction Expenses and Taxes.

(a) The Company agrees to pay all out-of-pocket expenses incurred by or on behalf of the JPMP Purchasers and the QPL Purchasers (including reasonable fees and expenses of business, legal, accounting and tax advisors) in connection with the transactions contemplated by the Equity Financing Documents; provided, that the Company shall pay such expenses for only two sets of advisors for all the Purchasers.

(b) All sales, use, transfer, stamp (including documentary stamp taxes, if any), excise, recording, franchise and other similar Taxes or governmental charges with respect to the securities issued pursuant hereto and the transactions contemplated by the Equity Financing Documents shall be borne by the Company.

5.4 Indemnification.

(a) In addition to all rights and remedies available to the Purchasers or the Company, as applicable, at law or in equity, the Company shall indemnify the Purchasers and each subsequent holder of the Preferred Shares, and their respective Affiliates, shareholders, officers, directors, employees, agents, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) and the Purchasers, severally not jointly, shall indemnify the Company and its Affiliates, shareholders, officers, directors, employees, agents, representatives, successors and permitted assigns (collectively, the “Company Indemnified Parties” and together with the Purchaser Indemnified Parties, the “Indemnified Parties”), and the Company and the Purchasers (severally not jointly) shall save and hold each of the Purchaser Indemnified Parties and the Company Indemnified Parties, as applicable, harmless against and pay on behalf of or reimburse such party, as and when incurred for any loss (including diminutions in value), liability, demand, claim, action, cause of action, cost, damage, deficiency, tax, penalty, fine or expense, whether or not arising out of any claims by or on behalf of any third party, including interest, penalties, reasonable attorneys’ fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Losses”) which any such party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:

(i) any misrepresentation or breach of a representation or warranty on the part of the Company or an applicable Purchaser, as applicable, under this Agreement or the other Equity Financing Documents or any of the certificates or other documents furnished

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to the Purchasers by the Company or to the Company by an applicable Purchaser, as applicable, and contemplated by this Agreement or the other Equity Financing Documents; provided that no amendment, supplement or modification to the Disclosure Letter as delivered by the Company on July 31, 2005 related to the termination of Harry R. Rozakis as President and Chief Executive Officer of the Company shall modify, qualify or be deemed effective as to, or to cure any misrepresentation or breach of, any representation or warranty on the part of the Company made in this Agreement for the purpose of the indemnification provisions of this Section 5.4 in the event the aggregate amount of Losses arising out of, or related to, the foregoing exceeds US$880,000; or

(ii) any material nonfulfillment or breach of any covenant or agreement on the part of the Company or an applicable Purchaser, as applicable, under this Agreement or the other Equity Financing Documents.

(b) Notwithstanding the foregoing, and subject to the following sentence, upon judicial determination, which is final and no longer appealable, that the act or omission giving rise to the indemnification provided in Section 5.4(a) resulted primarily out of or was based primarily upon the Indemnified Party’s gross negligence, fraud or willful misconduct (unless such action was based upon the Indemnified Party’s reliance in good faith upon any of the representations, warranties, covenants or promises made by the indemnifying party herein) by the Indemnified Party, the applicable indemnifying party shall not be responsible for any Losses sought to be indemnified in connection therewith, and the applicable indemnifying party shall be entitled to recover from the Indemnified Party all amounts previously paid in full or partial satisfaction of such indemnity, together with all costs and expenses of the applicable indemnifying party reasonably incurred in effecting such recovery, if any.

(c) All indemnification rights shall survive the execution and delivery of the Equity Financing Documents and the consummation of the transactions contemplated herein and therein, including any redemption or conversion of the Preferred Shares or exercise of the Warrants, indefinitely, regardless of any investigation, inquiry or examination made for or on behalf of, or any knowledge of the applicable Indemnified Party and/or any of the other Indemnified Parties or the acceptance by the applicable Indemnified Party of any certificate or opinion.

(d) The applicable indemnifying party agrees to reimburse the applicable Indemnified Party upon demand for all reasonable expenses (including legal counsel fees) incurred by such Indemnified Party or any such other person in connection with investigating, preparing or defending any action or claim. The indemnity, contribution and expense reimbursement obligations that the applicable indemnifying party has under this Section 5.4 shall be in additional to any liability that such indemnifying party may otherwise have. Each applicable indemnifying party hereunder further agrees that the indemnification and reimbursement commitments set forth in this Agreement shall apply whether or not the Indemnified Party is a formal party to any such lawsuits, claims or other proceedings.

(e) Any indemnification of any Indemnified Party by any indemnifying party pursuant to this Section 5.4 shall be effected by wire transfer of immediately available funds from such indemnifying party to an account designated by such Indemnified Party within fifteen (15) days after the final determination thereof.

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5.5 QPL Compliance with Hong Kong Stock Exchange.

QPL (and each QPL Purchaser party hereto) agrees to use its reasonable best efforts to obtain all shareholder and regulatory consents and approvals, if any, applicable to it, including any applicable rules and requirements of the HKSE, required to permit it to consummate and perform the transactions contemplated by the Agreements as promptly as practicable. QPL to use its reasonable best efforts to obtain at the earliest practical time clearance from the HKSE to proceed with the transactions contemplated by this Agreement without first obtaining the approval of QPL’s shareholders and to keep the other parties to this Agreement reasonably apprised of its progress in such regard on an ongoing basis. In the event that QPL reasonably determines that, despite such efforts, it is unable to obtain such clearance, QPL shall take action necessary to hold a meeting of its shareholders as promptly as practicable to consider and vote upon the transactions contemplated by this Agreement. At any such meeting, all the ordinary shares of the Company owned or with respect to which the QPL Purchasers have voting discretion shall be voted in favor of the Company’s entering into and performing the transactions contemplated by this Agreement. QPL represents and warrants that its board of directors has approved its entering into and performing the transactions contemplated by this Agreement and that, in the event that it is required to convene a meeting of its shareholders for the purposes stated above, the vote of a majority of its shareholders at such meeting would be sufficient to approve its entering into and performing the transactions contemplated by this Agreement. Neither QPL nor any of its affiliates shall, prior to the conclusion of such shareholders’ meeting, sell, transfer, assign or otherwise dispose of any interests of any kind in the Company, on the same terms as set forth in Section l(a) of the Irrevocable Voting Agreement, mutatis mutandis.

5.6 Rights Offering.

Unless otherwise agreed in writing among the Company (with the approval of the disinterested directors of the Board), Asia Opportunity Fund, L.P. and QPL, the Company shall undertake a rights offering (the “Rights Offering”) of the Preferred Shares and warrants having substantially the same economic terms as the Warrants (other than the Arrangement Fee Warrants) for the benefit of existing shareholders (excluding the Purchasers), on a pro rata basis with the sale hereunder to the Purchasers, which Rights Offering shall take place as soon as reasonably practicable after the Closing Date, and which shall require acceptance by such existing shareholders within a customary and reasonable period, not inconsistent with the requirements of this Agreement and which rights shall be transferable; provided, that such rights shall not be transferable to any of the Purchasers. The Purchasers hereby waive their rights to participate in the Rights Offering and undertake to use their reasonable best efforts to obtain similar waivers from their Affiliates who are shareholders of the Company as of the applicable record date for the Rights Offering.

5.7 Shelf Registration.

(a) The parties covenant and agree to the provisions set forth under Annex A.

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(b) Each Purchaser hereby agrees that in connection with the Rights Offering and the shelf registration statements contemplated by this Agreement and the Loan Agreement, such Purchaser hereby waives (i) any and all rights under Section 2.2(a) of the Registration Agreement to have any Registrable Securities (as defined in the Registration Agreement) included in the Rights Offering or such shelf registration statements and (ii) any and all notice requirements of the Registration Agreement in connection with the Rights Offering and such shelf registration statements. Each Purchaser undertakes to use its reasonable best efforts to obtain similar waivers from its Affiliates who are party to the Registration Agreement. As used herein “Registration Agreement” means the Registration Agreement, dated as of July 14, 2000, as amended, by and among the Company and the other parties listed on the signature pages to such agreement.

5.8 Certain Agreements Among Purchasers.

The Purchasers covenant and agree that as between such Purchasers and for purposes under the Shareholders’ Agreement, such Purchasers shall treat (i) the Series A Preferred Shares and the Ordinary Shares issuable upon conversion of, or as dividends upon, the Series A Preferred Shares and (ii) the Warrants and Arrangement Fee Warrants and the Ordinary Shares issuable upon exercise of the Warrants and Arrangement Fee Warrants as “Shares” (as defined in the Shareholders Agreement) owned by such Purchaser for purposes of Article 2 (Corporate Governance), Article 3 (Restrictions on Transfer), Article 4 (Right of First Offer; Tag Along Rights; Drag Along Rights) of the Shareholders Agreement and any other provision thereunder requiring a determination of “Share” ownership or the voting of “Shares” thereunder.

ARTICLE VI:

MISCELLANEOUS

6.1 No Third Party Beneficiaries.

Except as expressly provided herein, this Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns, personal representatives, heirs and estates, as the case may be; provided, that each Purchaser acknowledges that the performance by such Purchaser of its obligations hereunder is for the benefit of each other Purchaser, and all other Purchasers may seek specific performance of such Purchaser’s obligations and damages and any other remedy for any direct or indirect loss suffered by the other Purchasers due to such Purchaser’s failure to perform its obligations hereunder.

6.2 Entire Agreement.

This Agreement and the other Equity Financing Documents constitute the entire agreement among the parties and supersede any prior understandings, agreements or representations by or among the parties, written or oral, that may have related in any way to the subject matter of any Equity Financing Document.

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6.3 Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No Purchaser may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Purchaser; provided, that the Purchasers may assign, hypothecate or pledge any of their rights, interests, or obligations under any of the Equity Financing Documents to a Permitted Transferee (as defined in the Shareholders Agreement) or to a party to the Shareholders Agreement or their successors or assigns that agrees to be bound by the terms hereof; provided further, that the JPMP Purchasers may designate any of the Co-Investors (as defined in the Shareholders Agreement) to (i) receive the Series A Preferred Shares and Warrants deliverable to the JPMP Purchasers pursuant to Sections 1.3 and 2.1 (a) and (ii) deliver the applicable JPMP Consideration pursuant to Section 2.1(b), in each case in an amount to be specified by the JPMP Purchasers in writing to the Company at least three Business Days before the Closing Date.

6.4 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile.

6.5 Notices.

All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied, sent by internationally recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

-	If to the Company:

Company:	ASAT HOLDINGS LIMITED
14th Floor, QPL Industrial Building
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
Telephone No.: 852-2408-7811
Telecopier No.: 852-2407-4056
Attention: Robert J. Gange

With copies to: Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road Palo Alto, CA 94304 Telephone No.: (650) 493-9300 Telecopier No.: (650) 493-6811 Attention: John A. Fore, Esq.

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-	If to any Purchaser, to such Purchaser’s address for notices as set forth on Exhibit B.

All such notices and other communications shall be deemed to have been given and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by telecopy, on the date of such delivery, (iii) in the case of delivery by nationally recognized overnight courier, on the third business day following dispatch and (iv) in the case of mailing, on the seventh business day following such mailing.

6.6 Governing Law.

(a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any Purchaser may otherwise have to bring any action or proceeding relating to this Agreement against the Company or its Subsidiaries or any of their properties in the courts of any jurisdiction.

(c) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

6.7 Amendments and Waivers; Purchasers Consent.

No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Company and the holders of at least a majority of the then outstanding Preferred Shares; provided that the consent of any holder of Series A Preferred Shares (so long as such Holder holds at least 50% of all Series A Preferred Shares it received as part of the Series A Financing Transactions) shall be required for any amendment that materially and adversely affects the rights of such holder, such consent not to be unreasonably withheld, delayed or conditioned. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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6.8 Certain Definitions.

“Affiliate” with respect to any Person, means (a) any director, officer or employee of such Person, (b) any Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person, and (c) any Person beneficially owning or holding 5% or more of any class of voting securities of such Person or any corporation of which such Person beneficially owns or holds, in the aggregate, 5% or more of any class of voting securities The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“ADSs” means the American Depositary Shares of the Company.

“Board” means the Board of Directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or public holiday under the laws of Hong Kong or any other day on which banking institutions are authorized or obligated to close in Hong Kong.

“Default” means any event which with the passing of time or the giving of notice or both would become an event of default under any material agreement.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise of Company or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Financing Documents” means this Agreement, the Warrants, the Articles and all other certificates, documents, instruments and agreements executed and delivered in connection herewith or therewith or in respect of the closing of the transactions contemplated hereby or thereby.

“Equity Rights” means, with respect to any Person, any subscriptions, options, warrants, commitments, preemptive rights or agreements of any kind (including any shareholders’ or voting trust agreements) for the issuance, sale, registration or voting of, or securities convertible into, any additional shares of capital stock of any class, or partnership or other ownership interests of any type in, such Person.

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“Equity Securities” of any Person means all shares of common stock, ordinary shares, preferred shares and other shares of capital stock, including participations, shares, partnership interests, membership interests or other equity interests in and of such Person (regardless of how designated and whether or not voting or non-voting).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means, with respect to any Purchaser, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Purchaser, in which its applicable lending office is located and (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which Borrower is located.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect from time to time.

“Governmental Authority” means any domestic or foreign national, state or local government, any political subdivision thereof, any department, agency, authority or bureau of any of the foregoing, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indenture” means the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, an exempted company with limited liability under the Companies Law ((2003) Revision) of the Cayman Islands, the Company and certain of its Subsidiaries, as guarantors, and The Bank of New York, as Trustee, as in effect on the date hereof.

“Irrevocable Voting Agreement” means the agreement of even date herewith attached hereto as Exhibit F.

“JPMP Consideration” means an aggregate of US$5,575,000.

“JPMP Purchasers” means collectively, Asia Opportunity Fund, L.P., CAIP Co-Investment Fund Parallel Fund (I) C.V., CAIP Co-Investment Fund Parallel Fund (II) C.V. and Chase Asia Investment Partners II (Y), LLC and their respective Affiliates, and their successors and permitted assigns.

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“Law” means any constitution, law, statute, treaty, rule, directive, requirement or regulation or order of any Governmental Authority applicable to the Company.

“Lien” means any mortgage, charge, pledge, lien (statutory or otherwise), privilege in the nature of security, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

“Material Adverse Effect” any material adverse condition or material adverse change in or affecting the business, operations, assets, property, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries, taken as a whole.

“Olympus Consideration” means an aggregate of US$1,925,000.

“Olympus Purchasers” means collectively, Olympus-ASAT II, L.L.C., a Delaware limited liability company, and its Affiliates, and their successors and permitted assigns.

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under any Equity Financing Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Equity Financing Document.

“Outside Date” means October 31, 2005.

“Outstanding Debt Instruments” means the Indenture, the Standard Chartered Loan Facility and the China Construction Bank Loan Facility.

“Person” means an individual, a partnership, a corporation, a business trust, a joint stock company, a limited liability company, an unincorporated association or other entity and any Governmental Authority.

“Purchase Consideration” means the JPMP Consideration, the QPL Consideration and the Olympus Consideration.

“QPL Purchasers” means collectively, QPL International Holdings Limited and its Affiliates, and their successors and permitted assigns.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders Agreement” means the Amended and Restated Shareholders Agreement dated October 11, 2001 among the Company and the other parties thereto, as amended.

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“Subsidiary” means, with respect to any Person, a Person of which a majority of the outstanding voting stock is or other Equity Securities are owned by such Person directly or indirectly through Subsidiaries. The term “Subsidiary” when used herein without reference to any Person means a Subsidiary of Company.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

“Warrants” mean the warrants, each substantially in the form of Exhibit D, to purchase up to 20,000,000 Ordinary Shares of Company (subject to the terms of the Warrants, including any anti-dilution protections set forth therein), issuable to the Purchasers under the Equity Financing Documents.

6.9 Incorporation of Disclosure Letter, Exhibits and Annexes.

The Disclosure Letter, Exhibits and Annexes identified in this Agreement are incorporated herein by reference and made a part hereof.

6.10 Construction.

Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

6.11 Interpretation.

Accounting terms used but not otherwise defined herein shall have the meanings given to them under GAAP. As used in this Agreement (including all Schedules, Exhibits, Annexes and amendments hereto), the masculine, feminine and neuter gender and the singular or plural number shall be deemed to include the others whenever the context so requires. References to Articles and Sections refer to articles and sections of this Agreement. Similarly, references to Schedules, Exhibits and Annexes refer to schedules, exhibits and annexes, respectively, attached to this Agreement. Unless the content requires otherwise, words such as “hereby,” “herein,” “hereinafter,” “hereof,” “hereto,” “hereunder” and words of like import refer to this Agreement. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include” and “including” and words of similar import when used in this Agreement shall not be construed to be limiting or exclusive.

6.12 Remedies.

The parties shall each have and retain all other rights and remedies existing in their favor at Law or equity, including any actions for specific performance and/or injunctive or other equitable relief (including the remedy of rescission) to enforce or prevent any violations of the provisions of this Agreement. Without limiting the generality of the foregoing, the Company hereby agrees that in the event the Company fails to convey any number of Preferred Shares or

29

Reserved Shares, as the case may be, to the Purchasers in accordance with the provisions of this Agreement, the Purchasers’ remedy at law may be inadequate. In such event, the Purchasers shall have the right, in addition to all other rights and remedies it may have, to specific performance of the obligations of the Company to convey such number of Preferred Shares or Reserved Shares, as the case may be.

6.13 Severability.

It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.14 Waiver of Jury Trial.

Each of the parties hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the other Equity Financing Documents.

6.15 Exculpation Among Purchasers.

Each Purchaser acknowledges that it is not relying upon any Person (including any other Purchaser), other than the Company and its officers and directors (acting in their respective capacities as representatives of the Company), in deciding to invest and in making its investment in the Company. Each Purchaser agrees that no other Purchaser nor any respective controlling person, officers, directors, partners, agents or employees of any other Purchaser shall be liable to such Purchaser for any losses incurred by such Purchaser in connection with its investment in the Company, except due to a failure by any other Purchaser to fulfill its obligations hereunder.

6.16 Termination.

This Agreement may be terminated at any time on (or at such earlier time as provided below) or prior to (or at such later time as provided below) the Outside Date:

(a) by mutual written consent of the parties;

(b) by the Purchasers or the Company, if (i) any Governmental Authority shall have enacted, entered, promulgated, issued or enforced a final statute, rule, regulation, executive order, decree, ruling or injunction or taken any other final action restraining, enjoining or otherwise prohibiting any of the Transactions and such order, decree, ruling or other action is or

30

IN WITNESS WHEREOF, the parties have executed this Securities Purchase Agreement as of the date first above written.

THE COMPANY:

ASAT HOLDINGS LIMITED

By:	/s/ Robert Gange
Name:	Robert Gange
Title:	Chief Executive Officer

PURCHASERS:

ASIA OPPORTUNITY FUND, L.P.

By:	ASIA OPPORTUNITY COMPANY ITS GENERAL PARTNER

By:

Name:
Title:

CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

By:	ASIA OPPORTUNITY COMPANY A GENERAL PARTNER

By:
Name:
Title:

31

IN WITNESS WHEREOF, the parties have executed this Securities Purchase Agreement as of the date first above written.

THE COMPANY:

ASAT HOLDINGS LIMITED

By:
Name:
Title:

PURCHASERS:

ASIA OPPORTUNITY FUND, L.P.

By:	ASIA OPPORTUNITY COMPANY ITS GENERAL PARTNER

By:	/s/ Arnold L. Chavkin
Name:	Arnold L. Chavkin
Title:	Chief Investment Officer

CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

By:	ASIA OPPORTUNITY COMPANY A GENERAL PARTNER

By:	/s/ Arnold L. Chavkin
Name:	Arnold L. Chavkin
Title:	Chief Investment Officer

32

CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V.

By:	ASIA OPPORTUNITY COMPANY A GENERAL PARTNER

By:	/s/ Arnold L. Chavkin
Name:	Arnold L. Chavkin
Title:	Chief Investment Officer

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

By:	J.P. MORGAN ASIA INVESTMENT PARTNERS, L.P., ITS SOLE MEMBER

By:	J.P. MORGAN ASIA EQUITY PARTNERS, L.P., ITS GENERAL PARTNER

By:	JPMP ASIA EQUITY COMPANY, A MANAGING GENERAL PARTNER

By:	/s/ Arnold L. Chavkin
Name:	Arnold L. Chavkin
Title:	Chief Investment Officer

33

QPL INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Li Tung Lok
Name:	Li Tung Lok
Title:	Director

34

OLYMPUS-ASAT II, L.L.C.

By:	OLYMPUS CAPITAL HOLDINGS ASIA, L.P.,
ITS MANAGING MEMBER

By:	OLYMPUS CAPITAL GP CORPORATION
ITS GENERAL PARTNER

By:	/s/ Daniel R. Mintz
Daniel R. Mintz
Founding Managing Director

35

EXHIBIT A

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

ASAT HOLDINGS LIMITED

6. [INSERT into section 6 of articles:]; of such Shares, 1,000,000 shall be Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share (the “Series A Preferred Shares”);

130. Series A Preferred Shares.

The powers, designations, preferences and relative participating, optional or other rights of the Series A Preferred Shares of the Company shall be as set forth in this Section 130 of these Articles. Unless specifically provided otherwise in these Articles, the Series A Preferred Shares will rank, with respect to dividend rights and rights upon liquidation, winding up, dissolution or similar transaction: (a) junior to each class or series of the Company’s capital stock the terms of which provide that such class or series will rank senior to the Series A Preferred Shares; (b) on a parity with each class or series of the Company’s capital stock that has terms providing that such class or series will rank on a parity with the Series A Preferred Shares; and (c) senior to the Company’s Ordinary Shares and each class or series of the Company’s capital stock that has terms providing that such class or series will rank junior to the Series A Preferred Shares. Each share of Series A Preferred Shares shall have the same relative rights and preferences as, and shall be identical in all respects with, all other shares of Series A Preferred Shares.

130.1 Dividends.

(a) The holders of shares of Series A Preferred Shares (the “Series A Preferred Holders” or “Holders”) shall be entitled to receive, out of any assets legally available therefor, semi-annual cumulative preferred dividends equal to 13% per annum of the Issue Price payable in arrears on March 15 and September 15 of each year commencing March 15, 2006 (the “Preferred Dividends”). The Preferred Dividends will be payable, if and as declared by the Board as required by applicable law, at the Company’s option, as follows: (i) in cash, to the extent permitted by the terms of (x) the Indenture (the “Indenture”) dated as of January 26, 2004, as the same may be amended or supplemented from time to time between New ASAT (Finance) Limited and the Company and certain of its subsidiaries, as guarantors, and The Bank of New York, governing the 9.25% Senior Notes Due 2011 and (y) the covenants of the Company’s then existing indebtedness (the agreements governing such indebtedness, together with the Indenture, the “Outstanding Debt Instruments”); or (ii) if any dividends under clause (i) above are not permitted to be declared and paid under the Outstanding Debt Instruments, (x) in additional Series A Preferred Shares (including fractional shares) having an aggregate Issue Price equal to the amount of such dividends or (y) in Ordinary Shares (including fractional shares) with a value (determined by reference to the Fair Market Value of an Ordinary Share) equal to the amount of such dividends, in each case in fully paid and non-assessable shares of capital stock.

(b) The determination of whether the cash dividends in clause (a)(i) above are permitted (or not permitted) under the Outstanding Debt Instruments shall be set forth in an officers’ certificate delivered to the Series A Preferred Holders.

130.2 Liquidation.

(a) In the event of any liquidation, dissolution or winding up of the Company (“Liquidation Event”), the Series A Preferred Holders shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Ordinary Shares and any other series of preferred stock ranking junior to the Senior A Preferred Shares, an amount equal to 100% of the Issue Price for each share of Series A Preferred Shares, plus all accumulated but unpaid dividends thereon (the “Preferred Share Liquidation Preference”); subject to the foregoing being permitted under the terms of the Outstanding Debt Instruments.

(b) Upon the completion of such distribution, the remaining assets of the Company available for distribution to holders of Ordinary Shares shall be distributed among the holders of the Series A Preferred Shares and the Ordinary Shares pro rata based on the number of Ordinary Shares held by each on an as-converted basis.

(c) A merger, acquisition, change of control, consolidation, corporate restructuring, reorganization or other similar transaction or series of transactions in which the Company’s then-existing shareholders will not retain a majority of the voting power of the surviving entity subsequent to such transaction or transactions, or a sale, lease or other disposition of all or substantially all the Company’s assets (each, a “Deemed Liquidation Event”), shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of the Preferred Share Liquidation Preference; subject to the foregoing being permitted under the terms of the Outstanding Debt Instruments.

(d) The Company shall give each Series A Preferred Holder written notice (a “Proposal Notice”) of any impending or proposed Liquidation Event or Deemed Liquidation Event not later than thirty (30) days prior to the shareholders’ meeting called to approve such impending or proposed Liquidation Event or Deemed Liquidation Event, if applicable, or thirty (30) days prior to the closing or occurrence of such impending or proposed Liquidation Event or Deemed Liquidation Event, whichever is earlier. Such Proposal Notice shall describe the material terms and conditions of the impending or proposed Liquidation Event or Deemed Liquidation Event and the provisions of this Section 130.2 as they apply to the allocation of proceeds to shareholders from such impending or proposed Liquidation Event or Deemed Liquidation Event. Upon any material changes to the terms of such impending or proposed Liquidation Event or Deemed Liquidation Event after the date the Company has given a related Proposal Notice, the Company shall give each Series A Preferred Holder prompt written notice of such material change(s).

(e) If the consideration received by the Company in a Liquidation Event or Deemed Liquidation Event is other than cash, its value will be deemed its fair market value as reasonably determined in good faith by the Board in accordance with this clause. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

(A) if traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or quotation system over the thirty (30) day period ending three (3) days prior to the consummation of the Liquidation Event;

(B) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the consummation of the Liquidation Event; and

(C) if there is no active public market, the value shall be the fair market value thereof, as reasonably determined in good faith by the Board.

(ii) The method of valuation of securities subject to investment letter or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in clauses (i) (A), (B) or (C) to reflect the approximate fair market value thereof, as reasonably determined in good faith by the Board.

130.3 Redemption.

(a) At any time on or after May 4, 2011, the Company shall, at the option of the Series A Preferred Holder, be required to redeem, in whole or in part, any outstanding Series A Preferred Shares in cash at a price per share equal to the Issue Price plus an amount equal to accumulated and unpaid dividends to, but excluding, the date on which such redemption is to occur (the “Redemption Date”), subject to applicable law. Notwithstanding the foregoing, the Company will be under no obligation to redeem any Series A Preferred Shares at the option of the holder unless such redemption is permitted by the terms of the Outstanding Debt Instruments. The Series A Preferred Holder will deliver written notice of the exercise of such right to the Company not more than 60 and at least 30 days prior to the Redemption Date.

(b) The Series A Preferred Shares shall be redeemable in cash at the Company’s option, in whole or in part, at any time if and as permitted by applicable law, at a price per share equal to the higher of (i) the Issue Price plus an amount equal to accrued and unpaid dividends to, but excluding, the Redemption Date, or (ii) and the aggregate Fair Market Value of the Ordinary Shares into which such Preferred Share is then convertible. Except as otherwise provided herein, the Company shall mail written notice of each redemption of any Series A Preferred Shares to each record holder thereof not more than 60 nor less than 30 days prior to the Redemption Date. In case fewer than the total number of shares of Series A Preferred Shares represented by any certificate are redeemed, a new certificate representing the number of unredeemed shares shall be issued to the holder thereof without cost to such holder within five business days after surrender of the certificate representing the redeemed shares.

(c) Any communication or notice relating to redemption given pursuant to this Section 130.3 shall be sent by facsimile or by first-class certified mail, return receipt requested, postage prepaid, to the Series A Preferred Holders at their respective addresses as the same shall appear on the register of members of the Company, or to the Company at the address of its principal or registered office. At any time on or after the Redemption Date, the holders of record of the shares of Series A Preferred Shares being redeemed shall be entitled to receive the redemption price set forth herein upon actual delivery to the Company or its agents of the certificates representing the shares to be redeemed.

(d) In the event of a redemption by the Company, the number of shares of Series A Preferred Shares to be redeemed from each holder thereof in redemptions hereunder shall be the number of shares determined by multiplying the total number of shares of Series A Preferred Shares to be redeemed times a fraction, the numerator of which shall be the total number of shares of Series A Preferred Shares then held by such holder and the denominator of which shall be the total number of shares of Series A Preferred Shares outstanding on the date immediately preceding the Redemption Date.

(e) No share of Series A Preferred Shares shall be entitled to any dividends accruing after the date on which the applicable redemption price set forth in clause (a) or (b) above of such share is paid to the holder of such share. On such date, all rights of the holder of such share of Series A Preferred Shares shall cease, and such share shall no longer be deemed to be issued and outstanding, and an amendment to the register of members shall be made to reflect such redemption.

(f) [RESERVED]

(g) The Company shall not, nor shall it permit any Subsidiary to, redeem or otherwise acquire any shares of Series A Preferred Shares, except as expressly authorized herein.

(h) From and after the Redemption Date, holders of redeemed Series A Preferred Shares shall cease to have rights with respect thereto, unless the Company shall default in the payment of the redemption price as required, in which case the holders shall have the rights specified by applicable law in respect of the redemption price.

130.4. [RESERVED]

130.5 Voting Rights.

Series A Preferred Shares Holders shall have no voting rights by virtue of their holding of such Series A Preferred Shares except as mandatorily required by applicable law.

130.6 Conversion.

Upon the terms set forth in this Section 130.6, each holder of a share of Series A Preferred Shares shall have the right, at such holder’s option, at any time and from time to time, to convert such share into the number of fully paid and non-assessable Ordinary Shares, equal to the quotient obtained by dividing (i) the Issue Price of such share by (ii) the Conversion Price (as defined below) in effect at the time of conversion. The conversion price per share at which Ordinary Shares shall be issuable upon conversion of shares of Series A Preferred Shares (the “Conversion Price”) shall initially be equal to

$0.09, subject to adjustment as provided in this Section 130.6. The initial conversion price is substantially equivalent to an initial conversion rate of 555.556 of Ordinary Shares for each US$50.00 of Issue Price. If, on October 31, 2006 (the “Reset Date”) 80% of the Average Price is less than the Conversion Price in effect immediately prior to the Reset Date, then the Conversion Price shall be adjusted to an amount equal to 80% of the Average Price, which price shall be deemed the Conversion Price from and after the Reset Date, subject to adjustment as provided in this Section 130.6; provided that in no event shall the foregoing adjustment cause the Conversion Price to be less than $0.065.

(a) The holder of shares of Series A Preferred Shares may exercise the conversion right pursuant to this provision by delivering to the Company the certificate for the shares to be converted, duly endorsed or assigned in blank or to the Company (if required by it), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made (the “Conversion Date”).

(b) As promptly as practicable after the conversion of any shares of Series A Preferred Shares into Ordinary Shares, the Company shall issue and deliver to the holders of such shares, upon the written order of such holders, to the place designated by such holders, a certificate or certificates for the number of full shares of Ordinary Shares to which such holders are entitled together with, if applicable and permitted under the terms of the Outstanding Debt Instruments, (i) a cash amount in respect of any fractional interest in an Ordinary Share required pursuant to clause (d) below and (ii) any declared and unpaid dividends on such shares of Series A Preferred Shares being converted, as determined in accordance with Section 130.1. The Person in whose name the certificate or certificates for Ordinary Shares are to be issued shall be deemed to have become a shareholder of record on the Conversion Date unless the transfer books of the Company are closed on that date, in which event such Person shall be deemed to have become a shareholder of record on the next succeeding date on which the transfer books are open, but the Conversion Price shall be that in effect on the Conversion Date, and the rights of the holder of the shares of Series A Preferred Shares so converted shall cease on the Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred Shares surrendered for conversion, the Company shall issue and deliver upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Company, a new certificate covering the number of shares of Series A Preferred Shares representing the unconverted portion of the certificate so surrendered. The Company shall effect conversion in such manner as it considers appropriate and as permissible by law, including by a repurchase of the Series A Preferred shares and issue of Ordinary Shares, or by redesignation of the Series A Preferred Shares.

(c) Upon conversion, the Company (unless otherwise requested by the Majority Holders and if permitted under the terms of the Outstanding Debt Instruments) shall issue fractional shares of its Ordinary Shares, as applicable, and shall not distribute cash in lieu of such fractional shares. The number of full shares of Ordinary Shares issuable upon conversion of Series A Preferred Shares shall be computed on the basis of the aggregate number of shares of Series A Preferred Shares to be converted. If the Majority Holders so elect and if permitted under the terms of the Outstanding Debt Instruments, instead of fractional shares of Ordinary Shares which would otherwise be issuable upon conversion of any such shares of Series A Preferred Shares then being converted, the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to the product of (i) the Fair Market Value of one Ordinary Share and (ii) such fractional interest. The holders of fractional interests shall not be entitled to any rights as shareholders of the Company in respect of such fractional interests.

(d) The Conversion Price shall be subject to adjustment from time to time as follows:

(i) If after the Closing Date the Company issues or sells, or is deemed pursuant to Section 130.6(d)(ii)(C) to have issued or sold, any Additional Shares without consideration or for consideration per share (as determined below) less than the Conversion Price in effect as of the date of such issuance or sale, the Conversion Price in effect immediately prior to each such issuance or sale will immediately be reduced to the price determined by multiplying (A) the Conversion Price at which such shares of Series A Preferred Shares were convertible, as in effect on the last trading day immediately preceding such issuance or sale by (B) a fraction of which the numerator shall be the sum of (1) the number of Ordinary Shares outstanding immediately prior to such issuance or sale plus (2) the number of additional Ordinary Shares that the aggregate consideration received by the Company for the Additional Shares would purchase at the Conversion Price in effect on the last trading day immediately preceding such issuance or sale, and of which the denominator shall be the sum of (3) the number of Ordinary Shares of outstanding immediately prior to such issuance or sale, plus (4) the number of Additional Shares so issued or sold.

(ii) For the purposes of any adjustment of the Conversion Price pursuant to clause (i) above, the following provisions shall be applicable:

(A) In the case of the issuance of Ordinary Shares for cash in a public offering or private placement, the consideration shall be deemed to be the amount of cash paid therefor after deducting therefrom any discounts, commissions or placement fees payable by the Company to any underwriter or placement agent in connection with the issuance and sale thereof.

(B) In the case of the issuance of Ordinary Shares for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value per share thereof as reasonably determined in good faith by the Board.

(C) In the case of the issuance of options to purchase or rights to subscribe for Ordinary Shares, securities by their terms convertible into or exchangeable for Ordinary Shares, or options to purchase or rights to subscribe for such convertible or exchangeable securities (except for options to purchase, rights to subscribe for, or securities convertible into, Excluded Shares):

(1) the aggregate maximum number of Ordinary Shares deliverable upon exercise of such options to purchase or rights to subscribe for Ordinary Shares shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Ordinary Shares covered thereby;

(2) the aggregate maximum number of Ordinary Shares deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities, options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 130.6 (d)(ii)(A) and 130.6(d)(ii)(B) above);

(3) on any change in the number of shares or exercise price of Ordinary Shares deliverable upon exercise of any such options or rights or conversions of or exchanges for such securities, other than a change resulting from the antidilution provisions thereof, the Conversion Price shall forthwith be readjusted to the Conversion Price as would have been obtained had the adjustment made upon the issuance of such options, rights or securities not converted prior to such change or options or rights related to such securities not converted prior to such change been made upon the basis of such change; and

(4) on the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price shall forthwith be readjusted to the Conversion Price as would have been obtained had the adjustment made upon the issuance of such options, rights, securities or options or rights related to such securities been made upon the basis of the issuance of only the number of Ordinary Shares actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities, or upon the exercise of the options or rights related to such securities and subsequent conversion or exchange thereof.

(iii) If, at any time after the Closing Date, the number of Ordinary Shares outstanding is increased by a stock dividend payable in Ordinary Shares (other than Ordinary Shares issued or to be issued as a dividend or distribution on Series A Preferred Shares or otherwise pursuant to any transactions contemplated by the Equity Financing Documents or Loan Documents) or by a subdivision or split-up of Ordinary Shares, then, following the record date for the determination of holders of Ordinary Shares entitled to receive such stock dividend, subdivision or split-up, the Conversion Price shall be appropriately decreased so that the number of Ordinary Shares issuable on conversion of each share of Series A Preferred Shares shall be increased in proportion to such increase in outstanding shares.

(iv) If, at any time after the Closing Date, the number of Ordinary Shares outstanding is decreased by a combination of the outstanding Ordinary Shares, then, following the record date for such combination, the Conversion Price shall be appropriately increased so that the number of Ordinary Shares issuable on conversion of each share of Series A Preferred Shares shall be decreased in proportion to such decrease in outstanding shares.

(v) In the event of any capital reorganization of the Company, any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or any consolidation or merger of the Company, each share of Series A Preferred Shares shall after such reorganization, reclassification, consolidation or merger be convertible into the kind and number of shares of stock or other securities or property of the Company or of the Company resulting from such consolidation or surviving such merger to which the holder of the number of Ordinary Shares deliverable (immediately prior to the time of such reorganization, reclassification, consolidation or merger) upon conversion of such share of Series A Preferred Shares would have been entitled upon such reorganization, reclassification, consolidation or merger. The provisions of this clause (v) shall similarly apply to successive reorganizations, reclassifications, consolidations or mergers.

(vi) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1.0% in the Conversion Price; provided, however, that any adjustments not required to be made by virtue of this sentence shall be carried forward and taken into account in any subsequent adjustment. All calculations under Sections 130.6(d)(i) through 130.6(d)(v) above shall be made to the nearest one hundredth (1/100) of a cent or the nearest one tenth (1/10) of a share, as the case may be.

(vii) Notwithstanding any other provision contained herein, no adjustment in the Conversion Price under 130.6(d) shall be made solely in respect of any issuance of any securities (or exercise, conversion, or exchange thereof in each case pursuant to the terms thereof) contemplated by the Series A Purchase Agreement, the Equity Financing Documents or the Loan Documents (as defined in the Loan Agreement), including as a result of the rights offering contemplated by the Series A Purchase Agreement.

(viii) Whenever the Conversion Price shall be adjusted as provided in Section 130.6(d), the Company shall make available for inspection during regular business hours, at its principal executive offices or at such other place as may be designated by the Company, a statement, signed by its chief executive officer, showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment. The Company shall also cause a copy of such statement to be sent by first class certified mail, return receipt requested and postage prepaid, to each Series A Preferred Holder affected by the adjustment at such holder’s address appearing on the Company’s records. Where appropriate, such copy may be given in advance and may be included as part of any notice required to be mailed under the provisions of Section 130.6(d)(ix) below.

(ix) If the Company shall set a record date in connection with a proposal to take any action of the types described in clauses (i), (iii), (iv), (v) or (xi) of this Section 130.6(d), the Company shall give notice to each Series A Preferred Holder, which notice shall specify the record date, if any, with respect to any such action and the date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of shares of Series A Preferred Shares. Such notice shall be given at least twenty (20) days prior to the date so fixed. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(x) The Company shall at all times keep reserved, free from preemptive rights, out of its authorized but unissued fully paid and non-assessable Ordinary Shares, solely for the purpose of effecting the conversion of Series A Preferred Shares or the conversion of any other securities issued pursuant to clauses (v) or (xi) of this Section 130.6(d), sufficient Ordinary Shares to provide for the conversion of all outstanding shares of Series A Preferred Shares.

(xi) Without duplication of any other adjustment provided for in this Section 130.6, at any time the Company makes or fixes a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in property or securities of the Company other than Ordinary Shares, then, and in each such case, the Conversion Price then in effect shall be adjusted (and any other appropriate action shall be taken by the Company) by multiplying the Conversion Price in effect immediately prior to the date of such dividend or distribution by a fraction, (i) the numerator of which shall be the Fair Market Value of each Ordinary Share immediately prior to the date of such dividend or distribution, less the fair market value (as reasonably determined in good faith by the Board) of the portion of the property or securities applicable to one Ordinary Share so dividended or distributed, and (ii) the denominator of which shall be the Fair Market Value of the Ordinary Shares immediately prior to the date of such dividend or distribution (such fraction not to be greater than one); provided that the foregoing shall not apply to the rights offering contemplated by the Series A Purchase Agreement or any other issuance contemplated by the Equity Financing Documents or the Loan Documents (as defined in the Loan Agreement).

(xii) In the event that holders of at least 66 2/3% of the then outstanding Series A Preferred Shares consent in writing to limit, or waive in its entirety, any antidilution adjustment to which the holders of such Series A Preferred Shares would otherwise be entitled hereunder, the Company shall not be required to make any adjustment whatsoever with respect to any Series A Preferred Shares in excess of such limit or at all, as the terms of such consent may dictate.

(xiii) The Company shall not, by amendment of its Articles or through any reorganization, transfer of assets, spin-off, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action that would materially impair the rights of the Series A Preferred Holders as expressly provided in these Articles.

(xiv) Upon each adjustment in the Conversion Price, the number of Ordinary Shares purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of Ordinary Shares purchasable immediately prior to such adjustment in the Conversion Price by a fraction, the numerator of which shall be the Conversion Price immediately prior to such adjustment and the denominator of which shall be the Conversion Price immediately thereafter.

(e) Upon conversion of all of the shares of Series A Preferred Shares into Ordinary Shares, all of the provisions herein governing Series A Preferred Shares shall terminate with respect to the Company.

130.7 Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement dated as of July 31, 2005 by and among (a) the Company, and (b) each of the purchasers listed on the signature pages thereto (the “Series

A Purchase Agreement”). As used in this Section 130, the following terms shall have the following meanings:

“Additional Shares” means all Ordinary Shares issued (or deemed to be issued in accordance with Section 130.6(d)(ii)(C)) by the Company after the Closing Date other than Excluded Shares.

“ADSs” means the Company’s American Depositary Shares.

“Average Price” means with respect to an Ordinary Share as of the Reset Date: (i) if traded in the form of ADSs on the Nasdaq National Market, the Nasdaq Small Cap Market or over the counter, the Average Price shall be deemed to be the average of the closing prices of the Company’s ADSs over the trading days occurring during the trailing 90 day period ending three (3) trading days prior to the Determination Date and dividing such average by the average number of Ordinary Shares represented by each ADS over such period; and (ii) if there is no public market for the ADSs, then the Average Price shall be determined in good faith by the Board.

“Excluded Shares” means:

(i)	Ordinary Shares issued upon conversion of the Series A Preferred Shares and exercise of any warrants issued pursuant to the Series A Purchase Agreement or the Loan Agreement;

(ii)	Ordinary Shares issued or to be issued as a dividend or distribution on Series A Preferred Shares or any event for which adjustment is made pursuant to Section 130.6(d)(iii) or (iv);

(iii)	Ordinary Shares or other Equity Securities issued or issuable to the Company’s employees, consultants or directors directly or pursuant to a stock option plan or restricted stock plan approved by the Board;

(iv)	Ordinary Shares or warrants with an exercise price that is equal to or greater than the Fair Market Value on the date of issuance, issued to financial institutions or lessors in connection with commercial credit arrangements or equipment financings;

(v)	Ordinary Shares or other Equity Securities issuable upon exercise of Equity Securities outstanding as of the Closing Date;

(vi)	Ordinary Shares issued in connection with bona fide acquisitions, mergers or similar transactions, the terms of which are approved by the Board;

(vii)	Ordinary Shares or warrants issued for noncash consideration in connection with any arm’s length agreement with a commercial or trade entity in connection with the delivery or purchase of goods and services in the ordinary course of business approved by the Board; and

(viii)	Ordinary Shares issued for cash consideration in connection with any arm’s length agreement with a commercial or trade entity in connection with the delivery or purchase of goods and services in the ordinary course of business approved by the Board, so long as the cumulative aggregate market value of all such Ordinary Shares (or with respect to warrants, the cumulative aggregate market value of all Ordinary Shares into or for which such warrants are exercisable), measured at the time of each such issuance, does not exceed $10,000,000 in the aggregate.

“Fair Market Value” means, with respect to an Ordinary Share as of a particular date (the “Determination Date”), unless otherwise specified herein: (i) if traded on the Nasdaq National Market, the Nasdaq Small Cap Market or over the counter, the fair market value shall be deemed to be the average of the closing prices of the Company’s ADS over the thirty (30) day trading period ending three (3) trading days prior to the Determination Date and dividing such average by the number of Ordinary Shares represented by each ADS; and (ii) if there is no public market for the ADSs, then fair market value shall be determined in good faith by the Board.

“Issue Price” means US$50.00 per Series A Preferred Share (as adjusted for stock dividends, subdivisions, stock splits, combinations or other similar events).

“Majority Holders” means the holders of at least a majority of the Series A Preferred Shares then outstanding.

“Organizational Documents” means the Articles and the Company’s Restated Memorandum of Association.

130.8 Transferability; Transfer Restrictions; Shareholders Agreement.

(a) No Series A Preferred Holder may assign or transfer any shares of Series A Preferred Shares or any of its rights, interests, or obligations thereunder without the prior written approval of a majority of the Series A Preferred Shares then outstanding; provided, however, that Series A Preferred Holders may assign or transfer Series A Preferred Shares to a Permitted Transferee (as defined in the Shareholders Agreement) or to a party to the Shareholders Agreement or their successors or assigns that agrees to be bound by the terms hereof.

(b) Series A Preferred Shares and the Ordinary Shares issuable upon conversion of, or as dividends upon, any Series A Preferred Shares shall be deemed to be “Shares” (as defined in the Shareholders Agreement) owned by such Series A Preferred Holder as if such Person was a party to the Shareholders Agreement for purposes of Article 2 (Corporate Governance), Article 3 (Restrictions on Transfer), Article 4 (Right of First Offer; Tag Along Rights; Drag Along Rights) of the Shareholders Agreement and any other provision thereunder requiring a determination of “Share” ownership.

EXHIBIT B

PURCHASERS

Name of Purchaser	Address for Notice	Preferred Shares/Warrants (a)	Aggregate Purchase Consideration
Asia Opportunity Fund, L.P. (b)	Asia Opportunity Fund, L.P.(b)	71,369/5,168,695	US$3,568,450

Chase Asia Investment Partners II (Y), LLC(b)	Chase Asia Investment Partners II (Y), LLC(b)	28,583/2,069,980	US$1,429,150

CAIP Co-Investment Fund Parallel Fund (I) C.V.(b)	CAIP Co-Investment Fund Parallel Fund (I) C.V.(b)	6,929/501,795	US$346,450

CAIP Co-Investment Fund Parallel Fund (II) C.V.(b)	CAIP Co-Investment Fund Parallel Fund (II) C.V.(b)	4,619/334,530	US$230,950

QPL International Holdings Limited(c)	QPL International Holdings Limited(c)	150,000/10,000,000	US$7,500,000	(e)

Olympus-ASAT II, L.L.C.(d)	Olympus-ASAT II, L.L.C.(d)	38,500/1,925,000	US$1,925,000

Total Closing:		300,000/20,000,000	US$15,000,000	(e)

(a) Includes Arrangement Fee Warrants and expressed as the number of Ordinary Shares such Warrants are exercisable into; provided, that the Olympus Purchasers shall not receive any Arrangement Fee Warrants.

(b) Address/Notification Information:

1. ASIA OPPORTUNITY FUND, L.P.

c/o W.S. Walker & Company

Walker House, P.O. Box 265

Mary Street, George Town

Grand Cayman, Cayman Islands

2. CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

Herengracht 548, 1017CG

Amsterdam, the Netherlands

3. CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V.

Herengracht 548, 1017CG

Amsterdam, the Netherlands

4. CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

9 East Loockerman Street

City of Dover, County of Kent

Delaware 19901, USA

In each case, with a copy (which shall not constitute notice) to:

c/o J.P. Morgan Partners Asia

Suite 3003

30/F, One International Finance Centre

1 Harbour View Street, Central, Hong Kong

Telephone No.: (852)25331818

Telecopier No.: (852)28685551

Attention: Andrew Liu

With a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

Telephone	No.: 212-530-5000

Telecopier No.: 212-530-5219

Attention: Douglas A. Tanner, Esq./Anthony Root, Esq.

(c) Address/Notification Information:

QPL International Holdings Limited

Unit F, CDW Building, 17/F

388 Castle Peak Road

Tsuen Wan, NewTerritories

Hong Kong

Attn: Bella Chhoa, Esq./Mr. Kevin Kwan

With a copy (which shall not constitute notice) to:

Dorsey & Whitney

Suite 3008

One Pacific Place

88 Queensway

Hong Kong SAR

Attention: Steven C. Nelson, Esq.

(d) Address Notification Information:

OLYMPUS-ASAT II, L.L.C.

c/o Olympus Capital Holdings Asia

One Exchange Square, Suite 3406

Hong Kong, China

Attn: Alwin Poon

With a copy to :

c/o Olympus Capital Holdings Asia

485 Madison Avenue, 18th Floor

New York, New York 10022

Attn: Jeffrey E. Glat

(e) Purchase Consideration

With respect to the QPL Purchasers, amounts include both QPL Cash Consideration (if any) and the deemed cash value of QPL Waiver Consideration.

EXHIBIT C

DATED 27th day of October 2005

(1)	ASAT LIMITED

(2)	TALENT FOCUS INDUSTRIES LIMITED

(3)	QPL LIMITED

AMENDED AND RESTATED SUPPLY AGREEMENT

THIS AGREEMENT is made on 27th day of October 2005

BETWEEN

(1) ASAT LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong together with the factories that it or its affiliated company operate in Dongguan, China commonly known as DG1 and DG2 (“ASAT”);

(2) TALENT FOCUS INDUSTRIES LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong (“Talent Focus”); and

(3) QPL LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at Unit F, 17th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong (“QPLL”)

RECITALS

(A) ASAT has been obtaining lead frames manufactured by Talent Focus and QPL Limited over a long period of time.

(B) In that certain Supply Agreement dated 23rd June 2005 (the “Original Supply Agreement”), the parties set out the terms and conditions in connection with the supply of lead frames to ASAT in more detail.

(C) In consideration of the completion of certain other transactions contemplated by that certain Securities Purchase Agreement dated 31st July 2005, as amended (the “SPA”), by and among certain of the parties hereto and certain other parties, the parties hereto have now agreed to amend and restate the provisions of the Original Supply Agreement to read in their entirety as hereinafter provided.

IT IS AGREED AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following expressions shall have the meaning set opposite them unless the context otherwise requires and terms used in this Agreement shall have the same meanings as defined in the Shared Costs and Services Agreement:

“Agreement”	this agreement as executed by the parties hereto;

“Business Day”	a day, excluding Saturdays, when banks in Hong Kong are open for business;

“Force Majeure”	in relation to any party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lock-out or other industrial action);

“HK$”	Hong Kong Dollars;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“New Companies”	other companies to be established which will be (direct or indirect) subsidiaries or associated companies of QPL International Holdings Limited;

“Products”	lead frames, heat sinks, stiffeners, tools, spare parts and related products from time to time manufactured by the Sellers;

“QPLS”	QPL Pte Limited, a company incorporated in Singapore whose registered office is at 150 Cecil Street, #09-03, AXA Life Building, Singapore 069543;

“Sellers”	QPLL, Talent Focus, QPLS and New Companies and “Seller” means any of them;

“Shared Costs and Services Agreement”	a shared cost and services agreement dated 5th October, 1999 between ASAT, QPL International Holdings Limited and QPL Limited;

“Specification”	the specification of the Products agreed in writing between the Sellers and ASAT from time to time;

2. SALE OF THE PRODUCTS

2.1 During the continuance of this Agreement, the Sellers shall be a core supplier of ASAT for the Products, meaning that ASAT will provide Sellers with a right to bid for all Products required by ASAT. ASAT shall purchase and the Seller shall sell such quantities of the Products as may be ordered and confirmed by the Seller from time to time under Clause 2.3, subject to the terms and conditions of this Agreement.

2.2 Upon receiving written orders from ASAT which shall specify the quantities, the type of Products and the price (the “Written Orders”), the Seller shall confirm in writing by the next Business Day following receipt of the Written Orders as to whether they accept the orders placed by ASAT (the “Written Confirmation”). The Written Orders will call for delivery as required. Sellers will accept all Written Orders within the forecast in Clause 4.1 and which call for delivery at least 15 days from the date of the Written Order, for which Safety Inventory listed on Attachment A (as defined in Clause 4.1.2) is available to fill such Written Orders. Sellers will use commercially reasonable efforts to accept Written Orders in excess or forecasts or calling for delivery in fewer than 15 days from the date of the Written Order. Notwithstanding any provision herein to the contrary, ASAT will have no obligation to place any Written Orders with Sellers, and ASAT will have no commitment to purchase Products except pursuant to a Written Order that has been accepted by Sellers.

3. DELIVERY OF PRODUCTS

3.1 ASAT shall generally, within 14 Business Days of the arrival of each delivery of the Products at ASAT’s premises, notify the Seller in writing of any defect by reason of which ASAT alleges that the Products delivered are not in accordance with the Specification and which should be apparent on reasonable inspection. ASAT retains the right to notify the Seller in writing of any defect by reason of which ASAT alleges that the Products delivered are not in accordance with the Specification after the products are being used in production.

3.2 If ASAT fails to give such a notice then the Products shall be deemed to have been accepted. Notwithstanding the foregoing, acceptance of any Products will not waive ASAT’s rights to any warranties of Sellers.

3.3 Without prejudice to Clauses 3.1 and 3.3 above, the Sellers guarantee that the Products in their unprocessed form shall be free from rust and oxidation, and will comply with ASAT’s Specification No. PR20501 and ASAT’s standard minimum quality requirements for 12 months after the date of delivery (subject to fair wear and tear), provided that ASAT shall comply with MC30001 in respect of material control requirements and the Products are kept in the premises of ASAT and are kept under a well controlled environment with temperature and relative humidity not higher than 24 degree Celsius and 65% respectively. ASAT shall authorize the Seller, on reasonable notice, to access ASAT’s premises where the Products are stored and to authorize or assist the Seller to inspect, check, test and record the status of the Products stored or the conditions of those premises.

3.4 Title to the Products shall vest in ASAT upon payment being received by the Seller pursuant to Clause 4.4.

3.5 Risk in and responsibility for the Products shall pass to ASAT once they are delivered at ASAT’s premises.

4. PULL SYSTEM PROGRAMME

QPLL shall maintain minimum inventory level for ASAT for parts stipulated on Attachment A. This programme is implemented with the objective of reducing delivery cycle time by building minimum inventory to meet any upside in ASAT’s demand beyond forecasts.

Below are the terms and conditions for the programme:

4.1 Safety Inventory Level

4.1.1 ASAT shall issue to QPLL a demand forecast on a monthly basis for each part number on Attachment A. During the continuance of this Agreement, ASAT shall, during the first week of every month, notify the Seller in writing of the estimated quantities of the Products listed on Attachment A necessary for its operation for the following 3 months to be delivered by the Seller to ASAT. Such forecasts are for planning purposes and are not binding on ASAT.

4.1.2 QPLL shall review the monthly forecast based on the forecasted demand to QPLL. ASAT and QPLL will review and mutually determine the agreeable quantity of safety inventory that QPLL needs to build and maintain through the term of the Agreement (the “Safety Inventory”).

4.1.3 QPLL will deliver the quantities from the safety inventory to ASAT upon ASAT’s request. Upon receipt ASAT will issue official purchase order to cover these quantities.

4.2 Liability for Slow Moving / Obsolete Inventory

4.2.1 Parts in Safety Inventory will be delivered to ASAT on a first in, first out basis and parts in the Safety Inventory for more than 3 calendar months are considered slow moving;

4.2.2 ASAT will be liable for two-thirds (66%) of slow moving inventory in Safety Inventory built by QPLL in pursuant to Clause 4.1;

4.2.3 Parts in Safety Inventory that no longer fit ASAT’s specification (arising from ASAT’s own initiative) and cannot be used for production are considered obsolete;

4.2.4 ASAT will be liable for two-thirds (66%) of obsolete inventory that is built by QPLL;

4.2.5 Without prejudice to clause 4.2 of this Agreement, if either party terminates this Agreement by serving written notice according to Clause 7.1 of this Agreement, both ASAT and QPLL shall use reasonable endeavours to ensure that inventory should be kept to a reasonable level until termination of this Agreement so as to minimize loss caused to any of the parties. ASAT will be liable for two-thirds (66%) of all outstanding Safety Inventory built by the applicable Seller upon the termination of this Agreement.

4.2.6 All the Safety Inventory arrangements for Safety Inventory created within the one hundred and eighty (180) days Agreement termination notice period in pursuant to Clause 7.1 will be discussed by a separate meeting between QPLL and ASAT, but both parties agree to use good faith and reasonable efforts to ensure that ASAT has continued access to Products under substantially the same terms and conditions during such period.

4.2.7 Liability of parts in Safety Inventory existing prior to signing of this Agreement remains to be governed by the terms of the Pull System Agreement dated August 12, 2004 for Written Orders stipulated on Attachment B. The Pull System Agreement dated August 12, 2004 will be of no further effect after signing of this Agreement.

5. PAYMENT TERMS

5.1 The Seller shall invoice ASAT on the date of delivery in respect of all deliveries of the Products made pursuant to this Agreement. Such invoices shall be payable by ASAT according to ASAT’s standard Purchase Order terms, provided that the number of actual payable days shall be (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to the end of the Initial Period (as defined in Section 7.1), the longer of (A) 60 days or (B) the average of such actual payable days achieved, consistent with past practice, between the Company and its Subsidiaries, on the one hand, and its major material vendors (which, as at 31st July 2005, were as set out in Attachment C hereto), on the other hand (such adjustments to be determined on a trailing quarterly basis), but in no event longer than 90 days; provided, that all invoices issued on or before October 14, 2005 shall be deemed immediately due and payable as of the date hereof. These terms shall be subject to review by the parties at the end of the Initial Period.

5.2 The price payable pursuant to this Clause 4 shall be inclusive of any costs of packaging, carriage and insurance of the Products.

5.3 The parties to this Agreement agree to use good faith and reasonable efforts to comply with and execute the provisions under this Agreement and provide all records and information necessary to comply with these provisions and to minimize the cost of compliance to both parties.

5.4 The Sellers agree not to increase prices for all Products sell to ASAT for a period of 6 months from the Commencement Date.

6. FORCE MAJEURE

6.1 If ASAT or any of the Sellers is unable to meet its respective obligations hereunder as a result of Force Majeure, it shall promptly notify the other party of the nature and extent of the circumstances in question.

6.2 Notwithstanding any other provisions of this Agreement, neither ASAT nor any of the Sellers shall be deemed to be in breach of this Agreement, or otherwise be liable to the other, for any delay in performance or the non-performance of any of its obligations under this Agreement, to the extent that the delay or non-performance is due to any Force Majeure of which it has notified the other party, and the time for performance of that obligation shall be extended accordingly.

7. COMMENCEMENT AND DURATION

7.1 This Agreement shall be effective as from May 1, 2005 (the “Commencement Date”) and, subject to Clause 6.2, shall continue in force until October 27, 2006 (the “Initial Period”) and thereafter, shall, subject to Clause 6.2, be renewed for additional 12 month terms unless this Agreement is terminated by ASAT by giving to Seller not less than 6 calendar months’ notice prior to the expiration of the current term.

7.2 Either ASAT or any Seller shall be entitled forthwith to terminate this Agreement with immediate effect by written notice to other if:-

7.2.1 Any party financial statement is qualified by a going concern issue exception;

7.2.2 the other party is unable to pay its debts as they fall due or a petition is presented or meeting convened for the purpose of winding up that other party or that other party enters into liquidation whether compulsorily or voluntarily or compounds with its creditors generally or has a receiver appointed over all or any part of its assets or takes or suffers any similar action in consequence of debt;

7.2.3 any receiver or officer of any court or governmental authority shall be appointed or take possession or control of any substantial part of the assets or property or control over the affairs an obligations of that other party;

7.2.4 it is or may become unlawful for that other party to perform its obligations under this Agreement

7.2.5 that other party commits a material breach of this Agreement and fails to rectify such breech within 14 days of being required by the other party to do so;

7.2.6 that other party ceases to carry on business; or

7.2.7 any party fails to obtain (if any) all approvals required (including, without limitation, regulatory approvals) to give effect to this Agreement.

8. MISCELLANEOUS

8.1 Other than Clause 7.4 below, none of the parties may assign any of their respective rights or obligations under this Agreement in whole or in part.

8.2 In any part of this Agreement is found by any court or other competent authority to be invalid, unlawful or unenforceable then such part shall be severed from the remainder of this Agreement (as the case may be), which shall continue to be valid and enforceable to the fullest extent permitted by law.

8.3 This Agreement shall be binding on and enure for the benefit of the parties and their respective successors, assigns and personal representatives (as the case may be).

8.4 ASAT acknowledge and agrees that any Seller may assign all or any of its rights and/or obligations under this Agreement to any subsidiaries or associated companies of Talent Focus and/or QPLL and ASAT agrees to execute all further documents and do all acts and things necessary to enable such assignment.

8.5 It is also the intention of the parties that if ASAT or any of the Sellers desires to design any of the Products, it will invite the other party to participate to jointly design such Products.

9. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region and the parties hereto irrevocably agree that the Courts of the Hong Kong Special Administration Region shall have non-exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement or any matter arising therefrom. The parties specifically disclaim the UN Convention or Contracts for the International Sale of Goods.

SIGNED by	)
)
for and on behalf of	)
ASAT LIMITED	)
in the presence of	)

SIGNED by	)
)

for and on behalf of	)
TALENT FOCUS INDUSTRIES LIMITED	)
in the presence of	)

SIGNED by	)
)
for and on behalf of	)
QPL LIMITED	)
in the presence of	)

EXHIBIT D

FORM OF WARRANT

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (II) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, OR (III) TO THE EXTENT APPLICABLE, RULE 144 (OR ANY SIMILAR RULE RELATING TO THE DISPOSITION OF SECURITIES).

Warrant Number: W-

ASAT HOLDINGS LIMITED

WARRANT TO PURCHASE

ORDINARY SHARES

THIS CERTIFIES THAT, for value received, [NAME OF PURCHASER] (together with its successors and assigns, the “Holder”) and its assignees are entitled to subscribe for and purchase, subject to the provisions and upon the terms and conditions hereinafter set forth, [NUMBER] shares (subject to adjustment as provided herein) of the fully paid and nonassessable ordinary shares, par value $0.01 (the “Ordinary Shares”), of ASAT HOLDINGS LIMITED, a company incorporated under the laws of the Cayman Islands (the “Company”). Each such Ordinary Share shall be purchasable at a price per share equal to $0.01 per share as adjusted from time to time as set forth in Section 4 hereof (the “Exercise Price”). As used herein, (a) the term “Other Warrants” means any warrant issued upon transfer or partial exercise of this Warrant and (b) the term “Shares” means the Ordinary Shares to be issued by the Company hereunder. The term “Warrant” as used herein shall be deemed to include Other Warrants unless the context clearly requires otherwise.

This Warrant is one of a series of warrants to purchase up to 20,000,000 Ordinary Shares of the Company issued pursuant to the Securities Purchase Agreement, dated July 31, 2005, among the Company and the Purchasers named therein (as amended, restated, modified or otherwise supplemented from time to time, the “Purchase Agreement;” each such Warrant, a “Series A Financing Warrant” and the Series A Financing Warrants collectively the “Series A Financing Warrants”). Capitalized terms used in this Warrant and not otherwise defined have the meanings given to them in the Purchase Agreement.

1. Term; Increments. The purchase right represented by this Warrant is exercisable, in whole or in part, at any time and from time to time during the five (5) year period beginning on the date this Warrant is issued. Each Warrant shall initially be exercisable in increments of 500,000 Ordinary Shares or such lesser amount that is represented by this warrant certificate.

2. Method of Exercise: Payment; Issuance of New Warrant; Effective Date. Subject to Section 1 hereof, the purchase right represented by this Warrant may be exercised by the Holder hereof, in whole or in part and from time to time, at the election of the Holder hereof, by the surrender of this Warrant (with the notice of exercise substantially in the form attached hereto as Exhibit A-l duly completed and executed) at the principal office of the Company and by the payment to the Company, by certified or bank check, or by wire transfer to an account designated by the Company (a “Wire Transfer”) of an amount equal to the then applicable Exercise Price multiplied by the number of Shares then being purchased. In the event of any exercise of the rights represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder hereof as soon as possible and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised shall, upon receipt of this Warrant for cancellation, also be issued to the Holder hereof as soon as possible. The exercise of this Warrant shall be deemed to have been effective immediately prior to the close of business on the Business Day on which this Warrant is surrendered to and the Exercise Price is received by the Company as provided in this Section 2 (the “Exercise Date”) and the Person in whose name any certificate for Shares shall be issuable upon such exercise, as provided in this Section 2, shall be deemed to be the record holder of such Shares for all purposes on the Exercise Date.

3. Fully Paid Shares; Reservation of Shares. All Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance pursuant to the terms and conditions herein, be duly authorized, validly issued, fully paid and nonassessable, and free from all preemptive rights, taxes, liens, charges and security interests with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of capital shares to provide for the exercise of the rights represented by this Warrant.

4. Adjustment of Exercise Price and Number of Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a) Reclassification or Merger. In case of any reclassification or change of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the acquiring and the surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company shall make appropriate provision so that the Holder of this Warrant shall have the right to receive upon exercise of this Warrant, at an aggregate Exercise Price not to exceed that payable upon the exercise of the unexercised portion of this Warrant, and in lieu of the Shares theretofore issuable upon exercise of this Warrant, the kind and amount of shares, other securities, money and property receivable upon such reclassification, change, merger or sale by a Holder of the number of Shares then purchasable under this Warrant. The provisions of this subparagraph (a) shall similarly apply to all successive reclassifications, or changes, mergers, sale of assets and other transfers.

(b) Subdivision or Combination of Shares. If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its outstanding shares of capital shares into which this Warrant is exercisable, the number of Shares issuable on exercise of this Warrant shall be proportionately increased in the case of a subdivision or decreased in the case of a combination, effective at the close of business on the date the subdivision or combination becomes effective.

(c) Share Dividends and Other Distributions. If the Company at any time while this Warrant is outstanding and unexpired shall (i) pay a dividend with respect to its capital shares issuable hereunder payable in the same class or series of capital shares, or (ii) make any other distribution of such capital shares with respect to its capital shares issuable hereunder (except any distribution specifically provided for in Sections 4(a) and 4(b)), then the number of Shares issuable on exercise of this Warrant shall be increased in proportion to such increase in outstanding capital shares; provided that this clause (c) shall not apply to dividends in the form of capital shares paid with respect to the Series A Preferred Shares or any other issuance of capital shares contemplated by the Equity Financing Documents or the Loan Documents (as defined in the Loan Agreement).

(d) Adjustment of Exercise Price. Upon each adjustment in the number of Shares issuable on exercise of this Warrant, the Exercise Price hereunder shall be adjusted, to the nearest cent, to the product obtained by multiplying the applicable Exercise Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of Shares issuable on exercise of this Warrant immediately prior to such adjustment and the denominator of which shall be the number of Shares issuable on exercise of this Warrant immediately thereafter; provided, that in no event will the Exercise Price be less than the par value of the Ordinary Shares.

(e) Exclusion of Employee Plans. Notwithstanding anything to the contrary provided in this section 4, no adjustment shall be made to the number of Shares purchasable under the Warrants in connection with the offer, sale or issuance by the Company of Shares or any securities convertible into or exchangeable for Shares or rights or options to purchase or subscribe for any Shares, pursuant to any employee stock option plan, employee stock purchase plan, employee benefit plan, employment contract or any similar benefit or incentive program or agreement that has been approved by the Board of Directors of the Company.

(f) Distribution of Assets. In case the Company shall, by dividend or otherwise, distribute to all holders of its capital shares of the class or series issuable upon exercise hereof evidences of its indebtedness, property or assets (including securities, but excluding (i) any dividend or distribution paid in cash out of the consolidated retained earnings of the Company and (ii) any dividend or distribution referred to in Sections 4(a), 4(b) and 4(c)), the Holder hereof shall thereafter be entitled to receive, in addition to the Ordinary Shares otherwise receivable on exercise hereof, the fair market value of such indebtedness, property or assets (as determined in good faith by the Board of Directors of the Company) which would have been received had this Warrant been exercised immediately prior to the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such distribution.

5. Notice of Adjustments. Whenever the Exercise Price or the number of Shares purchasable hereunder shall be adjusted pursuant to Section 4 hereof, the Company shall make a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price and the number of Shares purchasable hereunder after giving effect to such adjustment, and shall cause copies of such certificate to be mailed to the Holder of this Warrant pursuant to the terms of Section 13 hereof.

6. Fractional Shares. No fractional Shares will be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment therefor based on the fair market value of the Shares on the date of exercise as determined in accordance with Section 9 hereof.

7. Compliance with Act; Disposition of Warrant or Shares.

(a) Compliance with Act. The Holder of this Warrant, by acceptance hereof, agrees that this Warrant, and the Shares to be issued upon exercise hereof are being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Warrant, or any Shares except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the “Act”) or any applicable state securities laws. Upon exercise of this Warrant, unless the Shares being acquired are registered under the Act and any applicable state securities laws or an exemption from such registration is available, the Holder hereof shall confirm in writing that the Shares so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Act. This Warrant and all Shares issued upon exercise of this Warrant (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (II) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, OR (III) TO THE EXTENT APPLICABLE, RULE 144 (OR ANY SIMILAR RULE RELATING TO THE DISPOSITION OF SECURITIES).”

Said legend shall be removed by the Company, upon the request of a Holder, at such time as the restrictions on the transfer of the applicable security shall have terminated. In addition, in connection with the issuance of this Warrant, the Holder specifically represents to the Company by acceptance of this Warrant as follows:

(1) The Holder has had access to and is aware of all information regarding the Company, its present and prospective business, assets, liabilities and financial condition that the Holder considers important and sufficient to making an informed and knowledgeable decision to acquire the Warrant and has had ample opportunity to ask questions of and receive answers from the Company’s representatives concerning an investment in the Warrant and to obtain any and all documents requested in order to supplement or verify any of the information supplied. The Holder is acquiring this Warrant for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof in violation of the Act.

(2) The Holder understands that this Warrant has not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder’s investment intent as expressed herein.

(3) The Holder further understands that this Warrant must be held indefinitely unless subsequently registered under the Act and qualified under any applicable state securities laws, or unless exemptions from registration and qualification are otherwise available. The Holder is aware of the provisions of Rule 144, promulgated under the Act.

(4) The Holder is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Act.

(b) Disposition of Warrant or Shares. With respect to any offer, sale or other disposition of this Warrant or any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Warrant or Shares, the Holder hereof agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder’s counsel or other evidence, if reasonably requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of this Warrant or the Shares and indicating whether or not under the Act certificates for this Warrant or the Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law. If a determination has been made pursuant to this Section 7(b) that the opinion of counsel for the Holder or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly, and in all cases within three (3) business days of the Company’s receipt of such opinion or other evidence, with details thereof. Notwithstanding the foregoing, this Warrant or such Shares may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 under the Act, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 have been satisfied. Each certificate representing this Warrant or the Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the Holder, such legend is not required in order to ensure compliance with such laws. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

The Holder may not assign either this Warrant or any of its rights, interests, or obligations hereunder without the prior written approval of the holders of a Majority in Interest of all then outstanding Series A Financing Warrants; provided, that the Holder may assign, hypothecate or pledge any of its rights, interests, or obligations under this Warrant to a Permitted Transferee (as defined in the Shareholders Agreement); provided further, that the Ordinary Shares purchasable under this Warrant shall not be subject to the restrictions of this paragraph.

8. Rights as Shareholders; Information; Notice of Proposed Actions. No Holder of this Warrant, as such, shall be entitled to vote or receive dividends or be deemed the Holder of Shares, nor shall anything contained herein be construed to confer upon the Holder of this Warrant, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

In case the Company shall propose at any time or from time to time (a) to declare or pay any dividend payable in Equity Securities to the holders of Ordinary Shares or to make any other distribution to the holders of Ordinary Shares (other than a regularly scheduled cash dividend), (b) to offer to the holders of Ordinary Shares rights or warrants to subscribe for or to purchase any additional shares of Ordinary Shares or other Equity Securities (other than the rights offering contemplated by the Purchase Agreement), (c) to effect any reclassification of its Ordinary Shares, (d) to effect any consolidation, merger or sale, transfer or other disposition of all or substantially all of the property, assets or business of the Company which would, if consummated, adjust the Exercise Price or the securities issuable upon exercise of the Warrants or (e) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to the Holder, in accordance with Section 13, a written notice of such proposed action, which shall specify (i) the record date for the purposes of such share dividend, distribution of rights or warrants, or if a record is not to be taken, the date as of which the holders of Ordinary Shares of record to be entitled to such dividend, distribution of rights or warrants is to be determined, or (ii) the date on which such reclassification, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up is expected to become effective, and such notice shall be so given as promptly as possible but in any event at least 10 days prior to the applicable record, determination or effective date specified in such notice.

9. Determination of Fair Market Value. For purposes of this Warrant, “fair market value” of a an Ordinary Share as of a particular date (the “Determination Date”):

(a) If the Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq National Market, the Nasdaq Small Cap Market or over the counter, the fair market value shall be deemed to be the average of the closing prices of the ADSs over the thirty (30) day period ending three (3) days prior to the Determination Date and dividing such average by the number of Ordinary Shares represented by each ADS; and

(b) If there is no public market for the ADSs, then fair market value shall be determined in good faith by the Board of Directors of the Company.

10. American Depositary Shares. The Shares may be deposited with The Bank of New York (or any successor), the depositary for the ADSs, in return for an appropriate number of ADSs, subject to compliance with the requirements of the Company’s ADS program. The Company covenants and agrees to take any reasonable actions requested by the Holder necessary to assist with or facilitate the deposit of the Shares with The Bank of New York (or any successor) as well as compliance with the requirements of the Company’s ADS program.

11. Representations and Warranties. The Company represents and warrants to the Holder of this Warrant as follows:

(a) This Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies;

(b) The Shares have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof will be validly issued, fully paid and non-assessable, and free from all preemptive rights, taxes, liens, charges and security interests with respect to the issue thereof;

(c) The rights, preferences, privileges and restrictions granted to or imposed upon the Shares and the Holders thereof are as set forth in the Restated Articles of Association of the Company; and

(d) The execution and delivery of this Warrant are not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company’s Restated Memorandum of Association or Restated Articles of Association, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency or other person.

12. Modification and Waiver. This Warrant and any provision hereof may be changed, waived, supplemented or otherwise modified upon the written consent of the Company and the holders of a Majority in Interest of all then outstanding Series A Financing Warrants; provided, that except as provided by the terms hereof neither the number of Shares issuable upon exercise of this Warrant or the Exercise Price may be changed, waived, supplemented or otherwise modified without the written consent of the Holder hereof; provided further, that the consent of any Holder (so long as such Holder holds at least 50% of all Series A Financing Warrants it received as part of the Series A Financing Transactions) shall be required for any amendment that materially and adversely affects the rights of such Holder, such consent not to be unreasonably withheld, delayed or conditioned.

“Majority in Interest” means the holders of Series A Financing Warrants holding more than 50% of the Ordinary Shares issuable upon exercise of all then outstanding Series A Financing Warrants.

13. Notices. Any notice, request, communication or other document required or permitted to be given or delivered to the Holder hereof or the Company shall be delivered, or shall be sent by first class mail, postage prepaid, to such Holder at its address as shown on the books of the Company or to the Company at the address indicated therefor on the signature page of this Warrant or such other address of the Company of which the Company has notified the Holder.

14. Lost Warrants or Share Certificates. The Company covenants to the Holder hereof that, upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant or any share certificate and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or share certificate, the Company will make and deliver a new Warrant or share certificate, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant or share certificate.

15. Descriptive Headings. The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The language in this Warrant shall be construed as to its fair meaning without regard to which party drafted this Warrant.

16. Governing Law. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York.

17. Severability. The invalidity or unenforceability of any provision of this Warrant in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction, or affect any other provision of this Warrant, which shall remain in full force and effect.

18. Entire Agreement. This Warrant constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties, whether oral or written, with respect to such subject matter.

19. Shelf Registration. Annex A of the Purchase Agreement is hereby incorporated herein by reference, as if set forth herein in full, mutatis mutandis. For the avoidance of doubt, any amendments to the terms of Annex A to the Purchase Agreement shall be governed by the terms of the Purchase Agreement and the amendment provisions thereof, and any such amendment of Annex A to the Purchase Agreement shall be automatically deemed to be an amendment to this provision.

20. No Impairment. The Company will not, by amendment of its organizational documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action materially impair the rights of the Holder as set forth herein. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares receivable on the exercise of this Warrant above the amount payable therefor on such exercise and (b) will take all such action as may be necessary or appropriate in order that all Ordinary Shares as may be issued pursuant to the exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable, and free from all preemptive rights, taxes, liens, charges and security interests with respect to the issue thereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be duly executed and delivered as of [DATE].

ASAT HOLDINGS LIMITED, a company incorporated under the laws of the Cayman Islands
By:
Name:
Title:

Address:	ASAT Holdings Limited
14th Floor
QPL Industrial Building
138 Texaco Road
Tsuen Wan, New Territories, Hong Kong

[HOLDER]
By:
Name:
Title:

Address:	[ADDRESS]

EXHIBIT A-l

NOTICE OF EXERCISE

To: ASAT Holdings Limited (the “Company”)

1. The undersigned hereby elects to purchase                      shares of Ordinary Shares of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

2. Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name or names as are specified below:

(Name)

(Address)

(Address)

___________

(Date)

(Name of Holder)

By:
Name:
Title:

EXHIBIT E

FORM OF U.S. OPINION

Matters for Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

1. Each of the Transaction Documents to which the Company is a party (when delivered and paid for by the Purchasers in accordance with the terms of the Purchase Agreement) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2. The execution and delivery by the Company of the Transaction Documents does not (a) violate any applicable United States federal or New York state law, rule or regulation or (b) violate or constitute a breach or default under any Reviewed Agreement.

3. No consent, approval or authorization of, and no designation, declaration or filing with, any governmental or regulatory authority of the federal government of the United States of America or the State of New York on the part of the Company is required in connection with the valid execution or delivery by the Company of the Transaction Documents, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby.

4. The issuance and initial sale of the Preferred Shares to the Purchasers in the manner contemplated by the Purchase Agreement and the issuance of the shares of Ordinary Shares upon conversion of the Preferred Shares and execution and delivery of the Warrants in accordance with the Articles and the Warrants, as applicable, assuming the accuracy of the representations and warranties contained in the Purchase Agreement and the compliance with the agreements set forth therein, do not require registration under Section 5 of the Securities Act or qualification under any state securities laws of the State of New York.

5. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended

Opinions to be subject to customary assumptions, qualifications and conditions. Agreements constituting “Reviewed Agreements” to be agreed.

FORM OF CAYMAN ISLANDS COUNSEL OPINION

Our ref RJT/301896/351591/v6

Your ref

Direct: 2971 3007
E-mail:
To: The Investors (as defined below)	richard.thorp@maplesandcalder.com

[ ] 2005

Dear Sir

ASAT Holdings Limited

We have acted as counsel as to Cayman Islands law to ASAT Holdings Limited (the “Company”) in connection with the issuance and sale by the Company to the parties listed in Schedule I hereto on the date hereof of 300,000 shares of Series A Redeemable Convertible Preferred Shares, par value $0.01 per share, of the Company (the “Preferred Shares”) pursuant to a Securities Purchase Agreement dated as of 31 July 2005 (the “Purchase Agreement”), by and between the Company and the purchasers named therein (the “Purchasers”), and the purchase money loan agreement (the “Loan Agreement”) between the Company, the lenders named therein (the “Lenders” and, together with the Purchasers, the “Investors”) and Asia Opportunity Fund, L.P., as administration agent. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

1	DOCUMENTS REVIEWED

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	the Certificate of Incorporation dated 29 October 1999 and the Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles”) as adopted on 14 July 2000 and as amended by special resolutions dated 14 November 2003 and [ ] 2005;

1.2	the minutes of the meeting of the Board of Directors of the Company held on 6 July 2000, 26 July 2005 and 31 July 2005 and the corporate records of the Company maintained at its registered office in the Cayman Islands;

1.3	a Certificate of Good Standing dated [ ] 2005 issued by the Registrar of Companies (the “Certificate of Good Standing”);

1.4	a certificate from a Director of the Company a copy of which is annexed hereto (the “Director’s Certificate”);

1.5	the deposit agreement (the “Deposit Agreement”) dated as of 14 July 2000 between the Company and The Bank of New York as depositary (the “Depositary”);

1.6	the Purchase Agreement;

1.7	the Loan Agreement; and

1.8	the forms of warrants (the “Warrants”) to purchase Ordinary Shares to be entered into between the Company and each Investor.

The documents referred to in paragraphs 1.6 to 1.8 above are collectively referred to as the “Equity Financing Documents”.

2	ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	the Equity Financing Documents and the Deposit Agreement have been or will be authorised and duly executed and delivered by or on behalf of all relevant parties (other than the Company as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

2.2	the Equity Financing Documents and the Deposit Agreement are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.3	the choice of the laws of New York as the governing law of the Equity Financing Documents and the Deposit Agreement has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of New York as a matter of the laws of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.4	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5	all signatures, initials and seals are genuine;

2.6	the power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Equity Financing Documents and the Deposit Agreement;

2.7	all conditions precedent contained in the Equity Financing Documents and the Deposit Agreement have been satisfied or duly waived and there has been no breach of the terms of the Equity Financing Documents and the Deposit Agreement at the date hereof; and

2.8	there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of New York.

3	OPINIONS

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The Company has full power and authority under its Memorandum and Articles of Association to enter into, and execute and perform its obligations under the Equity Financing Documents and the Deposit Agreement, to issue, sell and deliver the Preferred Shares, to issue Ordinary Shares upon conversion of the Preferred Shares and the exercise of the Warrants, and to cause the issuance of ADSs in exchange for Ordinary Shares in accordance with the terms of the Deposit Agreement.

3.3	The execution and delivery of the Equity Financing Documents and the Deposit Agreement and the performance by the Company of its obligations thereunder including, without limitation, the issuance of the Preferred Shares in accordance with the Purchase Agreement, the issuance of the Warrants in accordance with the Equity Financing Documents and the issuance of the Ordinary Shares upon the exercise of the Warrants and upon conversion of the Preferred Shares in accordance with the Memorandum and Articles and the causing of the issuance of the ADSs in exchange for Ordinary Shares under the terms of the Deposit Agreement do not conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles or any law, public rule or regulation applicable to the Company in the Cayman Islands currently in force and do not conflict with or result in a breach of or constitute a default under any existing published order or decree of any governmental authority or agency or any official body in the Cayman Islands.

3.4	The issuance by the Company of the Preferred Shares and Warrants has been duly authorized by all necessary corporate action of the Company and, upon the issuance, delivery and payment for such shares, in accordance with the Equity Financing Documents, such shares will be duly issued, fully paid and non-assessable, entitling the holders thereof to the rights and preferences accorded such shares as set forth in the Memorandum and Articles.

3.5	The Ordinary Shares issuable by the Company upon the conversion of the Preferred Shares and execution of Warrants, have each been duly authorized, and any preemptive rights with respect to such Ordinary Shares have been validly waived or exercised and upon issuance in accordance with the Memorandum and Articles, such Ordinary Shares will be duly issued as fully paid and non-assessable and any preemptive rights with respect to such Ordinary Shares will have been validly waived or exercised.

3.6	The authorised share capital of the Company is US$30,000,000 divided into [2,999,000,000] Ordinary Shares of US$0.01 par value each and 1,000,000 Series A Redeemable Convertible Preferred Shares. Section 38 of the Companies Law (2004 Revision) of the Cayman Islands provides, inter alia, that every “person who has agreed to become a member of a company and whose name is entered on the register of members, shall be deemed to be a member of the company”. Section 48 of the Companies Law (2004 Revision) of the Cayman Islands provides, inter alia, that the “register of members shall be prima facie evidence of any matters by this Law directed or authorized to be inserted therein”.

3.7	The execution, delivery and performance of the Equity Financing Documents and the Deposit Agreement has been authorised by and on behalf of the Company and, assuming the Equity Financing Documents have been executed and delivered by [ ] of the Company, the Equity Financing Documents and the Deposit Agreement have been duly executed and delivered on behalf of the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

3.8	The courts of the Cayman Islands will observe and give effect to the choice of the laws of the State of New York as the governing law of the Equity Financing Documents and the Deposit Agreement.

3.9	Although there is no statutory enforcement in the Cayman Islands of judgments obtained in New York, the courts of the Cayman Islands will recognise a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

3.9.1	is given by a competent foreign court;

3.9.2	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

3.9.3	is final;

3.9.4	is not in respect of taxes, a fine or a penalty; and

3.9.5	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

Subject to the aforesaid and subject to the circumstances existing at the time, the enforcement of a judgment in respect of a debt (including interest) which is lawfully due is not normally considered contrary to the public policies of the Cayman Islands; a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

3.10	No authorisations, consents, licenses, validations, exemptions or approvals, are required by law from any governmental authorities or agencies or other official bodies in the Cayman Islands in connection with:

3.10.1	the creation, execution or delivery of the Equity Financing Documents by the Company;

3.10.2	the issuance by the Company of any Ordinary Shares or Preferred Shares;

3.10.3	subject to the payment of the appropriate stamp duty, enforcement of the Equity Financing Documents against the Company; or

3.10.4	the performance by the Company of its obligations under any of the Equity Financing Documents.

3.11	No taxes, fees or charges (other than stamp duty) are payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of:

3.11.1	the execution or delivery of the Equity Financing Documents;

3.11.2	the enforcement of the Equity Financing Documents;

3.11.3	payments made under, or pursuant to, the Equity Financing Documents.

3.12	No taxes, fees or charges are payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the creation, offering or issue of the Preferred Shares or the Ordinary Shares issuable pursuant to the Equity Financing Documents.

3.13	It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Equity Financing Documents that any document be filed, recorded or enrolled with any governmental authority or agency or any official body in the Cayman Islands.

3.14	Currently, no taxes will be payable (by withholding or otherwise) to the Government of the Cayman Islands or any political sub-division or taxing authority thereof or therein in respect of payment by or to the Company under the Equity Financing Documents to which the Company is a party. The Cayman Islands currently have no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Under existing law, neither the Cayman Islands government nor any political subdivision or taxing authority thereof may impose any withholding tax or similar tax on payments by the Company pursuant to the terms of the Equity Financing Documents or the Deposit Agreement.

3.15	Based solely on our inspection of the Register of Writs and Other Originating Process in the Grand Court of the Cayman Islands from the date of incorporation of the Company there were no actions or petitions pending against the Company in the courts of the Cayman Islands as at close of business in the Cayman Islands on [ ] 2005. Based solely upon our inspection of the corporate records of the Company maintained at its registered office in the Cayman Islands we are not aware of any voluntary resolution being adopted by the shareholders of the Company to wind up the Company.

3.16	None of the parties to the Equity Financing Documents (other than the Company) is or will be deemed to be resident, domiciled or carrying on business in the Cayman Islands solely by reason of the execution, delivery or enforcement of the Equity Financing Documents to which any of them is a party.

3.17	The Equity Financing Documents are in such legal form that they may be enforced against the Company under the laws of the Cayman Islands (subject to the payment of appropriate stamp duty and the qualifications set out below).

3.18	The submission by the Company in the Equity Financing Documents and the Deposit Agreement to the non-exclusive jurisdiction of the courts of the State of New York is valid and binding upon the Company.

4	QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1	The term “enforceable” as used above means that the obligations assumed by the Company under the Equity Financing Documents or the Deposit Agreement are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

4.1.1	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

4.1.2	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

4.1.3	some claims may become barred under the statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

4.1.4	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

4.1.5	the Cayman Islands court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the Cayman Islands court will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

4.1.6	obligations to make payments that may be regarded as penalties will not be enforceable;

4.1.7	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Equity Financing Documents or the Deposit Agreement in matters where they determine that such proceedings may be tried in a more appropriate forum; and

4.1.8	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there exists doubt as to enforceability of any provision in the Equity Financing Documents or the Deposit Agreement whereby the Company covenants not to exercise powers specifically given to its shareholders by The Companies Law (2004 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company.

4.2	Cayman Islands stamp duty may be payable if the original Equity Financing Documents are brought to or executed in the Cayman Islands.

4.3	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.4	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.5	A certificate, determination, calculation or designation of any party to the Equity Financing Documents or the Deposit Agreement as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.6	In principle a Cayman Islands court will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, it is likely that post-judgment costs (to the extent recoverable at all) will be subject to taxation in accordance with Grand Court Rules Order 62.

4.7	Preferred creditors under Cayman Islands law will rank ahead of unsecured creditors of the Company. Furthermore, all costs, charges and expenses properly incurred in the voluntary winding up of a company, including the remuneration of the liquidators, are payable out of the assets of the company in priority to all other unsecured claims.

4.8	We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.9	We make no comment with regard to the references to foreign statutes in the Equity Financing Documents or the Deposit Agreement.

We express no view as to the commercial terms of the Equity Financing Documents or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by the Company.

This opinion may be relied upon by the addressees only. It may not be relied upon by any other person except with our prior written consent.

Yours faithfully

MAPLES and CALDER

Schedule 1

1.	Asia Opportunity Fund, L.P.

2.	CAIP Co-Investment Fund Parallel Fund (I) C.V.

3.	CAIP Co-Investment Fund Parallel Fund (II) C.V.

4.	Chase Asia Investment Partners II (Y), LLC

5.	QPL International Holdings Limited

6.	OLYMPUS-ASAT II, L.L.C.

ASAT Holdings Limited

PO Box 309GT, Ugland House,

South Church Street, George Town

Grand Cayman, Cayman Islands

[    ] August 2005

To: Maples and Calder
1504 One International Finance Centre
1 Harbour View Street
Hong Kong

Dear Sirs

ASAT Holdings Limited (the “Company”)

I, [                         ], being a director of the Company, am aware that you are being asked to provide a legal opinion (the “Opinion”) in relation to certain aspects of Cayman Islands law. Capitalised terms used in this certificate have the meaning given to them in the Opinion. I hereby certify that:

1	The Memorandum and Articles of Association of the Company as adopted or registered on 14 July 2000 remain in full force and effect and are unamended save for the amendments made by resolutions passed on 14 November 2003 and [ ] August 2005.

2	The minutes of the meetings of the board of directors held on 6 July 2000, 26 July 2005 and 31 July 2005 (the “Meetings”) are a true and correct record of the proceedings of the Meeting, which was duly convened and held, and at which a quorum was present throughout and at which each director disclosed his interest (if any), in the manner prescribed in the Articles of Association.

3	The authorised share capital of the Company is US$30,000,000 divided into 2,999,000,000 Ordinary Shares of US$0.01 par value each and 1,000,000 Series A Redeemable Convertible Preferred Shares.

4	The shareholders of the Company have not restricted or limited the powers of the directors in any way. There is no contractual or other prohibition (other than as arising under Cayman Islands law) binding on the Company prohibiting it from entering into and performing its obligations as set out in the Equity Financing Documents or the Deposit Agreement.

5	The resolutions set forth in the minutes of the Meetings were duly adopted, are in full force and effect at the date hereof and have not been amended, varied or revoked in any respect.

6	The directors of the Company at the date of the meetings held on 26 July 2005 and [31] July 2005 and at the date hereof were and are as follows: [Donald Beadle, Bill Stuart, Bella Peck Lim Chhoa, Tung Lok Li, Andrew Liu, Joseph Martin, Henry Montgomery, Harry R. Rozakis, Stephen M. Shaw and Maura Wong.]

7	The minute book and corporate records of the Company as maintained at its registered office in the Cayman Islands and made available to you are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the shareholders and directors (or any committee thereof) (duly convened in accordance with the Articles of Association of the Company) and all resolutions passed at the meetings, or passed by written consent as the case may be.

8	Each director considers the transactions contemplated by the Equity Financing Documents to be of commercial benefit to the Company and has acted bona fide in the best interests of the Company, and for a proper purpose of the Company, in relation to the transactions the subject of the Opinion.

9	To the best of my knowledge and belief, having made due inquiry, the Company is not the subject of legal, arbitral, administrative or other proceedings in any jurisdiction, nor have the directors or shareholders taken any steps to have the Company struck off or placed in liquidation, nor have any steps been taken to wind up the Company, nor has any receiver been appointed over any of the Company’s property or assets.

I confirm that you may continue to rely on this Certificate as being true and correct on the day that you issue the Opinion unless I shall have previously notified you personally (Attn: Mr. Richard Thorp) to the contrary.

Signature:

[Director]

EXHIBIT F

IRREVOCABLE VOTING AGREEMENT

THIS IRREVOCABLE VOTING AGREEMENT (the “Irrevocable Voting Agreement”) is made and entered into as of July 31, 2005 by and between ASAT Holdings Limited, an exempted company with limited liability under the Companies Law of the Cayman Islands (the “Company”), and the other persons or entities listed on the signature pages hereto.

RECITALS

A. Concurrently with the delivery of this Irrevocable Voting Agreement, the Company and certain parties will enter into a Securities Purchase Agreement (the “Securities Purchase Agreement”), providing for the issuance and sale by the Company to such parties (the “Transaction”) of up to an aggregate of 300,000 shares of its authorized but unissued Series A Redeemable Convertible Preferred Shares, par value US$50.00 per share, in the capital of the Company. Terms used herein but not otherwise defined herein shall have their respective meanings as set forth in the Securities Purchase Agreement.

B. Each of the JPMP Purchasers and QPL Purchasers set forth in Annex A is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, or has the right to cause to be voted in accordance with its instructions, the number of shares in the capital of the Company and other securities convertible into, or exercisable or exchangeable for, shares in the capital of the Company, all as set forth in Annex A hereto (collectively, the “Shares”).

C. In consideration of the execution of the Securities Purchase Agreement by the Company and the consummation of the transactions contemplated thereby, each such party desires to restrict the transfer or disposition of any of the Shares, or any other shares in the capital of the Company acquired by such party hereafter and prior to the Expiration Date (as defined in Section l(a) hereof), and desires to vote all Ordinary Shares of the Company owned by it or with respect to which it has the right to direct the voting so as to facilitate the consummation of the Transaction.

D. As an inducement and a condition to entering into the Securities Purchase Agreement, the Company has required that each party who is a named as a Purchaser thereunder agree, and each such party has agreed, to enter into this Irrevocable Voting Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Agreement to Retain Shares.

(a) Transfer and Encumbrance. Each such party agrees that, at all times during the period beginning on the date hereof and ending on the Expiration Date, such party shall not transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively,

“Transfer”) any of the Shares or any New Shares (as defined in Section l(b) hereof) excluding those Shares owned by the Co-Investors (as defined in the Co-Investment Agreement (as defined below)), or discuss, negotiate, or make any offer or agreement relating thereto or waive any right with respect thereto, other than to or with the Company, in each case without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned). As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Transaction shall become effective in accordance with the terms and provisions of the Securities Purchase Agreement, or (ii) the termination of the Securities Purchase Agreement in accordance with the terms thereof.

(b) New Shares. Each such party agrees that any shares in the capital of the Company that such party purchases or with respect to which such party otherwise acquires beneficial ownership (as defined in accordance with Rule 13d-3 under the Securities Exchange Act after the date of this Irrevocable Voting Agreement and prior to the Expiration Date, including, without limitation, shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by such party which are convertible into, or exercisable or exchangeable for, shares in the capital of the Company (“New Shares”), shall be subject to the terms and conditions of this Irrevocable Voting Agreement to the same extent as if they constituted Shares as of the date hereof.

2. Agreement to Vote Shares. Until the Expiration Date, at every meeting of the Company or the Company’s shareholders called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Company or the Company’s shareholders with respect to any of the following, each such party shall vote the Shares and any New Shares or shall sign a written consent in lieu of a meeting:

(a) in favor of approval of the Transaction and the adoption and approval of the terms thereof, and in favor of each of the other actions on the part of the Company contemplated by the Securities Purchase Agreement or required in furtherance thereof, in each case in such party’s capacity as a holder of Ordinary Shares or right to vote such Ordinary Shares; and

(b) against approval of any proposal made in opposition to, or in competition with, consummation by the Company of the Transaction and the transactions contemplated by the Securities Purchase Agreement, in each case in such party’s capacity as a holder of Ordinary Shares or right to vote such Ordinary Shares.

Prior to the Expiration Date, no such party shall enter into any agreement or understanding with any person to vote or give instructions in any manner materially inconsistent with this Section 2.

3. Representations, Warranties and Covenants of each Party other than the Company. Each such party, severally and not jointly, represents, warrants and covenants to the Company, as of the date hereof, as follows:

(a) Such party is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Shares or otherwise has full power to vote or direct the voting of the Shares that are Ordinary Shares for and on behalf of any and all beneficial owners of such Shares.

(b) As of the date hereof, the Shares are, and at all times up until the Expiration Date the Shares will be, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances of any kind or nature, except as set forth in the Shareholders Agreement and the Amended and Restated Co- Investment Agreement dated July 14, 2000 among Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P., and the Co-Investors listed therein (the “Co-Investment Agreement”) and except in certain tax indemnification agreements among solely the QPL Purchasers and the JPMP Purchasers.

(c) Such party does not beneficially own any shares in the capital of the Company, or any securities convertible into, or exchangeable or exercisable for, shares in the capital of the Company, other than the Shares.

(d) Such party has full power and authority to make, enter into and carry out the terms of this Irrevocable Voting Agreement.

(e) Such party is approving the Company’s participation in the Transaction and is entering into this Irrevocable Voting Agreement as a holder of Shares or right to direct the voting of Shares for the benefit of the members of the Board of Directors of the Company.

4. Consents and Waivers. Each such party hereby gives any consents or waivers that are reasonably required for the consummation by the Company of the Transaction under the terms of any agreement to which such party is a party or pursuant to any rights such party may have to the extent permitted by the terms of such agreement, provided that nothing herein shall constitute a waiver of any condition to the obligation of such party, or be construed as affecting in any other way the rights or obligations of such party, under the provisions of the Securities Purchase Agreement or any of the other Equity Financing Documents.

5. Deemed Delivery. This Irrevocable Voting Agreement shall not be deemed delivered to the Company unless and until the Securities Purchase Agreement has been executed and delivered by and to each of the parties thereto, whereupon this Irrevocable Voting Agreement shall be deemed delivered to the Company.

6. Miscellaneous.

(a) Severability. If any term, provision, covenant or restriction of this Irrevocable Voting Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Irrevocable Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(b) Binding Effect and Assignment. This Irrevocable Voting Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Irrevocable Voting Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

(c) Amendments and Modification. This Irrevocable Voting Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

(d) Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Irrevocable Voting Agreement shall be effective unless in writing.

(e) Specific Performance; Injunctive Relief. The parties acknowledge that Company will be irreparably harmed and that there will be no adequate remedy at law for a breach of any of the covenants or agreements of such other parties set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company or the non-breaching such other parties upon any such violation, the Company and non-breaching such other parties shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company or non-breaching such other parties at law or in equity.

(f) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied, sent by internationally recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)	If to the Company, to:

Company: ASAT HOLDINGS LIMITED
14th Floor, QPL Industrial Building
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
Telephone No.: 852-2408-7811
Telecopier No.: 852-2407-4056
Attention: Robert J. Gange

With copies to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
Telephone No.: (650) 493-9300
Telecopier No.: (650) 493-6811
Attention: John A. Fore, Esq.

(ii) If to any other party, to such party’s address for notices as set forth on Exhibit B attached to the Securities Purchase Agreement.

All such notices and other communications shall be deemed to have been given and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by telecopy, on the date of such delivery, (iii) in the case of delivery by nationally recognized overnight courier, on the third business day following dispatch and (iv) in the case of mailing, on the seventh business day following such mailing.

(g) Governing Law.

(i) THIS IRREVOCABLE VOTING AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

(ii) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Irrevocable Voting Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Irrevocable Voting Agreement shall affect any right that any such party may otherwise have to bring any action or proceeding relating to this Irrevocable Voting Agreement against the Company or its Subsidiaries or any of their properties in the courts of any jurisdiction.

(iii) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Irrevocable Voting Agreement in any court referred to in paragraph (g)(ii) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(h) Entire Agreement. This Irrevocable Voting Agreement and the Securities Purchase Agreement contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

(i) Counterparts. This Irrevocable Voting Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

(j) Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Irrevocable Voting Agreement. The reference to Purchasers on the signature pages hereof shall refer to the persons other than the Company who are party to this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Irrevocable Voting Agreement as of the date first above written.

THE COMPANY:

ASAT HOLDINGS LIMITED

By:
Name:
Title:

OTHER PARTIES:

ASIA OPPORTUNITY FUND, L.P.

By:	ASIA OPPORTUNITY COMPANY ITS GENERAL PARTNER

By:
Name:
Title:

CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

By:	ASIA OPPORTUNITY COMPANY A GENERAL PARTNER

By:
Name:
Title:

CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V.

By:	ASIA OPPORTUNITY COMPANY A GENERAL PARTNER

By:

Name:
Title:

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

By:	J.P. MORGAN ASIA INVESTMENT PARTNERS, L.P., ITS SOLE MEMBER

By:	J.P. MORGAN ASIA EQUITY PARTNERS, L.P., ITS GENERAL PARTNER

By:	JPMP ASIA EQUITY COMPANY, A MANAGING GENERAL PARTNER

By:

Name:
Title:

QPL INTERNATIONAL HOLDINGS LIMITED

By:
Name:
Title:

ANNEX A TO IRREVOCABLE VOTING AGREEMENT

Purchasers	Number of Ordinary Shares
JPMP Purchasers*	267,331,830
QPL Purchasers	288,000,000

*	“JPMP Purchasers” means, collectively, Asia Opportunity Fund, L.P., CAIP Co-Investment Fund Parallel Fund (I) C.V., CAIP Co-Investment Fund Parallel Fund (II) C.V., Chase Asia Investment Partners II (Y), LLC, Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., OLYMPUS-ASAT I, L.L.C., OLYMPUS-ASAT II, L.L.C., ZAM-Olympus Co-Invest, L.L.C. and their respective successors and assigns.

ANNEX A

Section 5.7 Shelf Registration.

(a) The Company shall:

(i) subject to receipt of necessary information from the Purchasers, prepare and file with the SEC, promptly and in any event within 120 days after the Closing Date, a registration statement on Form F-3 (or Form F-l if the Company is not eligible to use Form F-3) (the “Registration Statement”) to enable the resale by the Purchasers of the ADSs representing Ordinary Shares (x) issuable upon conversion of the Series A Preferred Shares, (y) issuable upon exercise of the Warrants and (z) issuable as dividends on the Series A Preferred Shares or issuable upon conversion of Series A Preferred Shares paid as dividends on Series A Preferred Shares, which in the case of this clause (z) shall be initially limited to a reasonable estimate of the number of ADSs representing Ordinary Shares so issuable, in each case from time to time;

(ii) (x) use its reasonable best efforts, subject to receipt of necessary information from each Purchaser, to cause the Registration Statement to become effective as promptly as practicable after filing but in no event later than 210 days after the Registration Statement is filed by the Company unless the Registration Statement is subject to review by the SEC, in which case the Company will use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable after such review, and (y) within five Business Days after the receipt of a no review letter from the SEC, use reasonable best efforts to cause the Registration Statement to become effective;

(iii) use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus which forms a part thereof (the “Prospectus”) as may be necessary to keep the Registration Statement current and effective with respect to any applicable ADSs representing Ordinary Shares (including any ADSs representing Ordinary Shares issuable as dividends on the Series A Preferred Shares or issuable upon conversion of Series A Preferred Shares paid as dividends on Series A Preferred Shares, which for the avoidance of doubt may be in addition to the reasonable numerical estimate of ADSs representing Ordinary Shares referred to in Section 5.7(a)(i)(z)) until the date all ADSs registered thereunder shall have been sold or on which all ADSs covered by such Registration Statement (in each case including any ADSs representing Ordinary Shares issuable as dividends on the Series A Preferred Shares or issuable upon conversion of Series A Preferred Shares paid as dividends on Series A Preferred Shares, which for the avoidance of doubt may be in addition to the reasonable numerical estimate of ADSs representing Ordinary Shares referred to in Section 5.7(a)(i)(z)) can be freely sold without any volume limitation under Rule 144 under the Securities Act (which

ANNEX-10

supplements shall include supplements required to include the names and holdings of limited and general partners of any Purchaser in the event any Purchaser distributes ADSs representing Ordinary Shares to its partners);

(iv) furnish to each Purchaser with respect to the ADSs representing Ordinary Shares registered under the Registration Statement such number of copies of the Registration Statement, Prospectuses (including supplemental prospectuses) and preliminary versions of the Prospectus filed with the SEC (“Preliminary Prospectuses”) in conformity with the requirements of the Securities Act and such other documents as such Purchaser may reasonably request, in order to facilitate the public sale or other disposition of all or any of the ADSs representing Ordinary Shares by such Purchaser;

(v) file documents required of the Company for normal blue sky clearance in states reasonably specified in writing by such Purchaser prior to the effectiveness of the Registration Statement, provided, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(vi) bear all expenses (other than underwriting discounts and commissions, if any) in connection with the procedures in paragraph (i) through (v) of this Section and the registration of the ADSs representing Ordinary Shares pursuant to the Registration Statement, including (r) registration and filing fees with the SEC, (s) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of Company counsel in connection with blue sky qualifications of the ADSs representing Ordinary Shares), (t) printing expenses, (u) fees and expenses incurred in connection with the listing of the ADSs representing Ordinary Shares, (v) fees and expenses, if any, of counsel and independent certified public accountants for the Company (including the expenses of any comfort letters), (w) the fees and expenses of any additional experts retained by the Company in connection with such registration, (x) fees and expenses in connection with any review of underwriting arrangements by the NASD, (y) internal Company expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), and (z) all reasonable fees and disbursements of one counsel reasonably acceptable to the Company for the Purchasers in connection with such registration; and

(vii) advise the Purchasers, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation of any proceeding for that purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

ANNEX-11

(b) With a view to making available to each Purchaser the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Purchaser to sell its ADSs representing Ordinary Shares to the public without registration, the Company covenants and agrees to use reasonable best efforts to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (x) such date as, in the opinion of counsel to the Company, all of the Purchasers’ ADSs representing Ordinary Shares may be resold pursuant to Rule 144(k) or any other rule of similar effect or (y) such date as all of the Purchaser’s ADSs representing Ordinary Shares shall have been resold; (ii) file or furnish with the SEC after the Closing Date in a timely manner all reports and other documents required of the Company under the Securities Act and under the Exchange Act; and (iii) furnish or make available via EDGAR filings with the SEC (if applicable) to each Purchaser upon request, for as long as each Purchaser beneficially owns any ADSs representing Ordinary Shares, (x) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act, (y) a copy of the Company’s most recent Annual Report on Form 20-F, and (z) such other information as may be reasonably requested in order to avail such Purchaser of any rule or regulation of the SEC that permits the selling of any such ADSs representing Ordinary Shares without registration.

(c) It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 5.7 that each Purchaser shall furnish to the Company such information regarding itself, the ADSs representing Ordinary Shares to be sold by such Purchaser, and the intended method of disposition of such securities as the Company shall reasonably request and as shall be required to effect the registration of the ADSs representing Ordinary Shares.

(d) Notwithstanding anything to the contrary herein, the Registration Statement shall cover only the ADSs representing Ordinary Shares.

The Company understands that each Purchaser disclaims being an underwriter, but in the event the Purchasers shall be deemed an underwriter by the SEC, such action shall not relieve the Company of any obligations it has hereunder.

Section 5.8 Transfer of ADSs Representing Ordinary Shares after Registration; Suspension.

Each Purchaser agrees that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding such Purchaser or its plan of distribution.

(a) Except in the event that paragraph (c) below applies, the Company shall: (i) prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a

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material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the ADSs representing Ordinary Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide each Purchaser copies of any documents filed pursuant to Section 5.8(b)(i); and (iii) upon request, inform each Purchaser that the Company has complied with its obligations in Section 5.8(b)(i) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify each Purchaser to that effect, will use its reasonable efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify each Purchaser pursuant to Section 5.8(b)(i) hereof when the amendment has become effective).

(b) Subject to paragraph (d) below, in the event: (i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the ADSs representing Ordinary Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose; (iv) of any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (v) if the Company, after consultation with counsel, he has made the good faith determination (x) that continued use by the Purchasers of the Registration Statement for purposes of effecting offers or sales of the ADSs representing Ordinary Shares pursuant thereto would require, under the Securities Act, premature disclosure in the Registration Statement (or the Prospectus relating thereto) of material, nonpublic information concerning the Company, its business or prospects or any proposed material transaction or significant corporate development involving the Company, (y) that such premature disclosure would be materially adverse to the Company, its business or prospects or any such proposed material transaction or significant corporate development or would make the successful consummation by the Company of any such material transaction significantly less likely and (z) that it is therefore important to suspend the use by the Purchasers of such Registration Statement (and the Prospectus relating thereto) for purposes of effecting offers or sales of ADSs representing Ordinary Shares pursuant thereto, then the Company shall promptly deliver a certificate in writing to each Purchaser (the “Suspension

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Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, the Purchaser will refrain from selling any ADSs representing Ordinary Shares pursuant to the Registration Statement (a “Suspension”) until each Purchaser’s receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. In the event of any Suspension, the Company will use its reasonable efforts to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable within 90 days after delivery of a Suspension Notice to the Purchaser. During the period of any Suspension, none of the Purchasers shall offer or sell any ADSs representing Ordinary Shares pursuant to or in reliance upon the Registration Statement (or the prospectus relating thereto). In addition to and without limiting any other remedies (including at law or at equity) available to the Purchaser, the Purchaser shall be entitled to specific performance in the event that the Company fails to comply with the provisions of this Section 5.8(b).

(c) Notwithstanding the foregoing paragraph (b) of this Section 5.8, in any 12-month period, the Company shall not suspend the Registration Statement which causes the Purchaser to be prohibited from selling ADSs representing Ordinary Shares under the Registration Statement as a result of such Suspension on more than five occasions of not more than 90 days each, or 180 days in the aggregate, and any such Suspension must be separated by a period of at least 20 days from a prior Suspension.

(d) Provided that a Suspension is not then in effect, each Purchaser may sell its ADSs representing Ordinary Shares under the Registration Statement, provided that it arranges for delivery of a current Prospectus to the transferee of such ADSs representing Ordinary Shares. Upon receipt of a request herefore, the Company will provide the requested number of current Prospectuses to such Purchaser.

Section 5.9 Shelf Registration; Indemnification. For purposes of this Section 5.9:

- the term “Selling Purchasers” means the Purchasers, their respective officers, partners and members, and each person, if any, who controls the Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act;

- the term “Registration Statement” means the Registration Statement, any Preliminary Prospectus, the final Prospectus, any exhibit, supplement or amendment thereto or included in or relating to, and any document incorporated by reference in, the Registration Statement (or deemed to be a part thereof) referred to in Section 5.7; and

- the term “untrue statement” means any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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The Company agrees to indemnify and hold harmless each Selling Purchaser from and against any and all losses, liabilities, damages, expenses and other costs (or actions or proceedings in respect thereof) (“Losses”) to which such Selling Purchaser may become subject (under the Securities Act or otherwise) insofar as such Losses arise out of, or are based upon any untrue statement of a material fact contained in the Registration Statement and the Company will reimburse such Selling Purchaser for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Purchaser and stated to be specifically for use in preparation of the Registration Statement.

(a) Each Purchaser severally agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any Losses to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such Losses arise out of, or are based upon, any untrue statement of a material fact contained in the Registration Statement if such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of such Purchaser and stated to be specifically for use in preparation of the Registration Statement, and the Purchaser will reimburse the Company (or such officer, director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. The obligation of such Purchaser to indemnify shall be limited to the net amount of the proceeds received by such Purchaser from the sale of the ADSs representing Ordinary Shares pursuant to the Registration Statement.

(b) Each party entitled to indemnification under this Section 5.9 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at such party’s expense (unless the Indemnified Party shall have reasonably concluded, after consultation with counsel, that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in such action, in which case the reasonable fees and expenses of counsel for the Indemnified Party shall be at the expense of the Indemnifying Party); provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 5.9, except to the extent that the Indemnifying Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to

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entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

(c) If the indemnification provided for in this Section 5.9 is insufficient to or is held by a court of competent jurisdiction to be unavailable to hold harmless an Indemnified Party under subsection (a) or (b) above in respect of any Losses referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the statements or omissions or other matters which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or such Purchaser on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the Purchasers agree that it would not be just and equitable if contribution pursuant to this subsection (c) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (c). The amount paid or payable by an Indemnified Party as a result of the Losses referred to above in this subsection (c) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (c), a Purchaser shall not be required to contribute any amount in excess of the amount by which the gross amount received by such Purchaser from the sale of the ADSs representing Ordinary Shares to which such Loss relates exceeds the amount of any damages which such Purchaser has otherwise been required to pay by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section ll(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Each Purchaser’s obligations in this subsection to contribute are several in proportion to their sales of ADSs representing Ordinary Shares to which such loss relates and not joint.

(d) The indemnity and contribution agreements contained in this Section 5.9 shall remain operative and in full force and effect regardless of (i) termination of any provision of this Agreement or any underwriting agreement, (ii) any investigation made by or on behalf of any Indemnified Person or by or on behalf of the Company and (iii) the consummation of the sale or successive resales of the ADSs representing Ordinary Shares.

5.10 Shelf Registration; Information Available. So long as the Registration Statement is effective covering the resale of ADSs representing Ordinary Shares owned by the Purchasers, the Company will furnish to each Purchaser upon the reasonable

ANNEX-16

request of each Purchaser, an adequate number of copies of the Prospectuses to supply to any other party requiring such Prospectuses; and the Company, upon the reasonable request of such Purchaser, will meet with such Purchaser or a representative thereof at the Company’s headquarters to discuss all information relevant for disclosure in the Registration Statement covering the ADSs representing Ordinary Shares and will otherwise cooperate with such Purchaser conducting an investigation for the purpose of reducing or eliminating the Purchaser’s exposure to liability under the Securities Act, including the reasonable production of information at the Company’s headquarters, subject to such Purchaser’s written agreement to maintain confidence as required by law and not to trade in the Company’s securities in violation of applicable law; provided, that a Purchaser shall have the benefit of the foregoing rights only to the extent it owns at least 20% of the then outstanding Series A Preferred Shares.

5.11 Registration and Listing. So long as the Purchasers beneficially own any Ordinary Shares:

(a) the Company shall cause the ADSs to continue at all times to be registered under Section 12(g) of the Exchange Act, comply in all respects with its reporting and filing obligations under the Exchange Act, and not take any action or file any document (whether or not permitted by the Exchange Act or the rules thereunder) to terminate or suspend such reporting and filing obligations; and

(b) The Ordinary Shares may be deposited with The Bank of New York (or any successor), the depositary for the ADSs, in return for an appropriate number of ADSs, subject to compliance with the requirements of the Company’s ADS program. The Company covenants and agrees to take any reasonable actions requested by a Purchaser necessary to assist with or facilitate the deposit of the Ordinary Shares with The Bank of New York (or any successor) as well as compliance with the requirements of the Company’s ADS program.

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Exhibit 10.4

SEVERANCE AGREEMENT AND MUTUAL RELEASE

RECITALS

This Severance Agreement and Mutual Release (“Agreement”) is made by and between Harry R. Rozakis (“Employee”) and ASAT Holdings Limited (“Company”) (collectively referred to as the “Parties”):

WHEREAS, Employee was employed by the Company;

WHEREAS, the Company and Employee entered into an Executive Employment Agreement, dated as of October 1, 2004 (the “Employment Agreement”);

WHEREAS, the Company and Employee entered into the Company’s standard form of proprietary information agreement and assignment of invention agreement, dated as of May 7, 2002 (the “Confidentiality Agreement”), which was reaffirmed by Employee on December 12, 2004;

WHEREAS, the Company has in the past granted Employee certain stock awards with respect to the Company’s ordinary shares (the “Stock Awards”) under one or several of the Company’s stock plans (the “Plans”) and each such Stock Award was evidenced by an appropriate award agreement executed by Employee and the Company (each, an “Award Agreement”);

WHEREAS, Employee’s employment with Company has been terminated without cause effective on August 25, 2005 (the “Termination Date”);

WHEREAS, the Parties, and each of them, wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions and demands that Employee may have against the Company or the Company against Employee except as specified herein, including, but not limited to, any and all claims arising or in any way related to Employee’s employment with, or separation from, the Company;

NOW THEREFORE, in consideration of the promises made herein, the Parties hereby agree as follows:

COVENANTS

1. Consideration. In satisfaction of all of the obligations of the Company under the Employment Agreement, including Section 6 thereof, upon the Effective Date of this Agreement, Employee will be entitled to the following:

(a) Severance Payments. The Company agrees to pay Employee an amount equal to $408,000 such amount to be paid in twelve (12) equal monthly installments of $34,000.00. The first such installment shall be paid within seven (7) days following the Effective Date (as such term is defined in Section 30 of this Agreement). The remaining eleven monthly installments shall each be payable on the 30th day of each calendar month (or, in the event such day is not a business day in Hong Kong, the nearest day that is such a business day) over the period of eleven (11) successive calendar months commencing on October 30, 2005, in accordance with the Company’s regular payroll schedule as in effect from time to time. In addition, the Company will pay Employee an amount equal to $175,000 to be paid in two installments with the first installment in the amount of $85,000 to be paid on January 15, 2006 and the second installment to be paid on May 15, 2006 (or the next succeeding Hong Kong business day in the event any such date is not a business day in Hong Kong). In the event that there is a Change of Control (as such term is defined in Section 7 of the Employment Agreement) before all the amounts specified in this Section 1(a) have been paid, any then-unpaid amounts shall be paid to Employee in a lump-sum payment no later than thirty (30) days after such Change of Control (as such term is defined in Section 7 of the Employment Agreement). In the event of any breach by Employee of any his obligations under this Agreement, the portions of the Employment Agreement that survive effectiveness of this Agreement or the Confidentiality Agreement, the obligations of the Company to make any further payments pursuant to this Section 1(a) shall terminate and be of no further force or effect from and after the first date of any such breach.

(b) Stock Awards. Except as expressly stated herein, the Stock Awards will be vested and/or exercisable, as the case may be, only in accordance with the terms and conditions of the applicable Plan and the Award Agreement, and shall also terminate in accordance with the terms and conditions of the Plan and the Award Agreement.

(c) COBRA. In accordance with Section 6(c) of the Employment Agreement, the Company agrees to pay Employee a lump sum payment in an amount that the Company reasonably determines to represent the estimated cost that Employee may incur to extend for an twenty-four (24) month period pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the medical coverage for Employee and Employee’s dependents in effect on the Termination Date; provided, however, that (1) Employee constitutes a qualified beneficiary, as defined in Section 4980(B)(g)(1) of the Code; and (2) Employee elects continuation coverage within the time period prescribed pursuant to COBRA. Such payment may be used for such continuation coverage or for any other purpose.

2. Payment of Other Accrued Amounts. As soon as practicable after the Termination Date, the Employee will be entitled to any (i) unpaid Base Salary accrued up to the Termination Date; (ii) pay for accrued but unused vacation that the Company is legally obligated to pay Employee; (iii) benefits or compensation as provided under the terms of any employee benefit and compensation arrangements or plans applicable to Employee; and (iv) unreimbursed business expenses required to be reimbursed to Employee. Employee acknowledges that he has previously received payment in full of all amounts contemplated by this Section 2.

3. Confidential Information.

(a) The Employee shall, upon request by the Company and no later than five (5) days following the date of such request, return to the Company all correspondence, documents and other papers (including any documents (including all copies of such documents) and materials containing or derived from Confidential Information and Materials as defined in Subsection 3(b) below), and any other property belonging to the Company or any affiliated company or subsidiary (collectively “Company Property”) which is in the Employee’s possession, custody, control or power as of such date. Notwithstanding the foregoing, Employee may retain the laptop computer furnished for his use by the Company.

(b) Employee acknowledges that in connection with his employment with the Company, he may have had access to non-public information and materials concerning the business affairs of the Company, its affiliated companies and subsidiaries, or their present or former partners, managing directors, shareholders, employees, agents, directors, officers, clients, or other third parties (collectively “Affiliates”) or the personal affairs of the partners or employees of the Company and its Affiliates (“Confidential Information and Materials”). Accordingly, the Employee expressly agrees:

(i) that he shall hold all Confidential Information and Materials in strict confidence and that he shall not give, disclose, copy, reproduce, sell, assign, license, market or transfer Confidential Information and Materials to any person, firm or corporation, or allow anyone to do so on his behalf;

(ii) that he shall return to the Company upon request by the Company, all originals and copies of documents and other materials relating to the Company and its Affiliates or containing or derived from Confidential Information and Materials which are in his possession, custody, control and power as of such date; and

(iii) that except with the prior written consent of the Board, he shall not discuss or otherwise disclose any Confidential Information or Materials about the Company and its Affiliates with any third party, including without limitation, any reporter, author, producer, or similar person or entity, or take any other action seeking to disclose any Confidential Information and Material to any person such that the Company and its Affiliates suffers, or is at risk of suffering, any tangible or intangible injury, or publicize any Confidential Information and Materials in any way likely to result in such information being made available to the general public in any form.

4. Payment of Salary. Employee acknowledges and represents that (i) the Company has paid all salary, wages, bonuses, accrued vacation, commissions and any and all other benefits due to Employee once the payments and benefits referenced in Section 1(a), (b) and (c) above are received and (ii) no other amounts or benefits are owed to the Employee.

5. Vacate Company Apartment and Payment of Company Debt.

(a) Employee confirms that he and his family, as applicable, have vacated the Company leased apartment located at Suite 3008, 30th Floor, Parkside, Pacific Place, 88 Queensway, Hong Kong.

(b) Employee represents that there are no amounts owed to the Company by the Executive.

6. Release of Claims. Employee and the Company agree that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by the Company and its officers, managers, supervisors, agents and employees, as well as all obligations owed to the Company by Employee (except as otherwise set forth in this Agreement). Employee, on his own behalf, and on behalf of his respective heirs, family members, executors, agents, and assigns, hereby fully and forever releases the Company and its, present and former, respective affiliates, subsidiaries, divisions, shareholders, investors, administrators, agents, directors, officers, employees, managing directors and partners (collectively, “Agents and Related Parties”) and the respective Agents and Related Parties of each of the foregoing, as well as the respective predecessors, successors and assigns of each of the foregoing (the “Releasees”), from, and agree not to sue concerning, any claim, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Employee may possess arising from any omissions, acts or facts that have occurred up until and including the Effective Date of this Agreement including, without limitation:

(a) any and all claims relating to or arising from Employee’s employment relationship with the Company and the termination of that relationship;

(b) any and all claims relating to, or arising from, Employee’s right to purchase, or actual purchase of shares of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

(c) any and all claims under the law of any jurisdiction including, but not limited to, wrongful discharge of employment; constructive discharge from employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

(d) any and all claims for violation of any federal, state or municipal statute, including, but not limited to: Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967; the Americans with Disabilities Act of 1990; the Fair Labor Standards Act; the Employee Retirement Income Security Act of 1974; The Worker Adjustment and Retraining Notification Act; Older Workers Benefit Protection Act; the Family and Medical Leave Act; the California Family Rights Act; the California Fair Employment and Housing Act; the Sarbanes-Oxley Act; and the California Labor Code, including, but not limited to California Labor Code Sections 1400-1408;

(e) any and all claims for violation of the federal, or any state, constitution;

(f) any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

(g) any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by Employee as a result of this Agreement; and

(h) any and all claims for attorneys’ fees and costs.

The Company hereby fully and forever releases the Employee from, and agrees not to sue concerning, any claim, duty, obligation or other cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that the Company may possess arising from any omissions, acts or facts that have occurred up to and including the Effective Date of this Agreement. Notwithstanding the foregoing, Employee acknowledges that the foregoing release shall not apply with respect to any matters related to fraud, embezzlement, breach of fiduciary duty or securities law violations.

The Company and Employee agree that the release set forth in this section will be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement.

Employee acknowledges and agrees that any breach of any provision of this Agreement (other than Section 15) will constitute a material breach of this Agreement and will entitle the Company immediately to recover and cease the severance benefits provided to Employee under this Agreement.

7. Acknowledgement of Waiver of Claims Under ADEA. Employee acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”) and that this waiver and release is knowing and voluntary. Employee and the Company agree that this waiver and release does not apply to any rights or claims that may arise under ADEA after the Effective Date of this Agreement. Employee acknowledges that the consideration given for this waiver and release Agreement is in addition to anything of value to which Employee was already entitled. Employee further acknowledges that he has been advised by this writing that

(a) he should consult with an attorney prior to executing this Agreement, with such consultation being understood is at the sole expense of the Employee;

(b) he has up to twenty-one (21) days within which to consider this Agreement;

(c) he has seven (7) days following his execution of this Agreement to revoke this Agreement;

(d) this Agreement will not be effective until the revocation period has expired; and,

(e) nothing in this Agreement prevents or precludes Employee from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs for doing so, unless specifically authorized by federal law.

8. Civil Code Section 1542. The Parties represent that they are not aware of any claim by either of them other than the claims that are released by this Agreement. The Parties acknowledge that they have had the opportunity to seek the advice of legal counsel and are familiar with the provisions of California Civil Code Section 1542, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Parties, each being aware of said code section, agree to expressly waive any rights they may have thereunder, as well as under any other statute or common law principles of similar effect.

9. No Pending or Future Lawsuits. Employee represents that he has no lawsuits, claims, or actions pending in his name, or on behalf of any other person or entity, against the Company or any other person or entity referred to herein. Employee also represents that he does not intend to bring any claims on his own behalf or on behalf of any other person or entity against the Company or any other person or entity referred to herein. The Company represents that it has no lawsuits, claims or actions pending in its name, or on behalf of any other related entity, against Employee. The Company also represents that it has no present intention to bring any claims on its own behalf, or on behalf of any other related entity, against Employee or any other person or entity referred to herein.

10. Application for Employment. Employee understands and agrees that, as a condition of this Agreement, he will not be entitled to any employment with the Company, its subsidiaries, or any successor, and he hereby waives any right, or alleged right, of employment or re-employment with the Company, its subsidiaries or related companies, or any successor.

11. Termination of Other Positions. On the Termination Date, Employee will be deemed to have resigned voluntarily from all positions held by him with the Company or any subsidiary of the Company, including specifically as a director of the Company and all positions, whether as an officer, employee or director, with any subsidiary of the Company, without any further required action by the Employee. If the Company requests, Employee will execute any documents necessary to reflect his resignations from such positions.

12. Confidentiality. The Parties acknowledge that Employee’s agreement to keep the terms and conditions of this Agreement confidential was a material factor on which all parties relied in entering into this Agreement. Employee hereto agrees to use his best efforts to maintain in confidence: (i) the existence of this Agreement, (ii) the contents and terms of this Agreement, (iii) the consideration for this Agreement, and (iv) any allegations relating to the Company or its officers or employees with respect to Employee’s employment with the Company, except as otherwise provided for in this Agreement (hereinafter collectively referred to as “Settlement Information”). Employee agrees to take every reasonable precaution to prevent disclosure of any Settlement Information to third parties, and agrees that there will be no publicity, directly or indirectly, concerning any Settlement Information. Employee agrees to disclose Settlement Information only to those attorneys, accountants, governmental entities, and family members who have a reasonable need to know of such Settlement Information. The Parties agree that if Company proves that Employee breached this Confidentiality provision, it will be entitled to an award of its costs spent enforcing this provision, including all reasonable attorneys’ fees associated with the enforcement action, without regard to whether the Company can establish actual damages from the breach by Employee.

13. No Cooperation. Employee agrees he will not act in any manner that might damage the business of the Company. Employee agrees that he will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against the Company and/or any officer, director, employee, agent, representative, shareholder or attorney of the Company, unless under a subpoena or other court order to do so. Employee further agrees both to immediately notify the Company upon receipt of any court order, subpoena, or any legal discovery device that seeks or might require the disclosure or production of the existence or terms of this Agreement, and to furnish, within three (3) business days of its receipt, a copy of such subpoena or legal discovery device to the Company.

14. Non-Disparagement. Employee agrees to refrain from, in any way, manner or form, making any statement, written or oral, whether expressed as fact, opinion or otherwise, to any person (or induce any third party to make any such statement) which disparages, impugns, maligns, defames, libels, slanders or otherwise casts in an unfavorable light the Company or any Affiliate or any Agent or Related Party of any of the foregoing. The Employee also agrees to refrain from any conduct that may be considered tortious interference with the contracts and relationships of the Company or any Affiliate or any Agent or Related Party of any of the foregoing. All inquiries by potential future employers of Employee will be directed to Human Resources Department. Upon inquiry, the Company will only state the following: Employee’s last position and dates of employment. The Company agrees to refrain from, in any way, manner or form, making any statement, written or oral, whether expressed as fact, opinion or otherwise, to any person (or induce any third party to make any such statement), which disparages, impugns, maligns, defames, libels, slanders or otherwise casts in an unfavorable light Employee. The Company also agrees to refrain from any conduct that may be considered tortious interferences with the business and professional relationships of Employee. Notwithstanding anything to the contrary in this Section 14, the foregoing shall not be construed to prevent any party from testifying truthfully before any court, tribunal or other legal proceeding or from responding truthfully as to factual matters to queries initiated by third parties. Notwithstanding the foregoing, Employee understands that the Company’s obligations under this Section 14 extend only to the Company’s executive management team and directors and only for so long as each member thereof is an employee or director of the Company, as the case may be.

15. Non-Compete and Non-Solicitation. In consideration of the Employee’s severance benefits under this Agreement, the Employee agrees that for a period from the Termination Date to and including April 30, 2006, Employee will not:

(a) either directly or indirectly, engage in any Competitive Business (as defined below) including, but not limited to: (i) accepting employment with or serving as a consultant or advisor or director to any Competitive Business; (ii) acting against the interests of the Company; (iii) disclosing or misusing any proprietary or material confidential information concerning the Company (such information includes, without limitation, information regarding the Company’s operations, its products and services, product designs, business plans, strategic plans, marketing and distribution plans and arrangements, customers, and financial statements, budgets and forecasts, and employee names, titles, compensation, skills and performance); or (iv) participating in any hostile takeover attempt of the Company. A “Competitive Business” means a business which, anywhere the Company has or in the past has had operations or sales or with or for any customer of the Company, past or present, produces or provides goods or services similar to those produced or provided by the Company or any of its Affiliates, including, but not limited to, designing, developing, assembling and/or testing semiconductor packages and/or semiconductor modules, and including, but not limited, producing or providing such goods or services on a subcontracting basis. Employee acknowledges that should Employee either directly or indirectly engage in any Competitive Business, Employee shall forfeit and waive any and all rights pursuant to the terms of this Agreement or the Employment Agreement to any severance payments or any other benefits not yet due and payable and the obligations of the Company to make any further payments pursuant to Section 1(a) of this Agreement shall terminate and be of no further force or effect.

(b) either directly or indirectly: (i) induce or attempt to influence any then-current employee of the Company to leave his/her employ with the Company; or (ii) solicit or encourage then-current employees of the Company to apply for employment with any person or entity with which Employee is employed or with which Employee intends to become employed, or in which Employee has or intends to have a financial interest, as a consultant, recruiter, independent contractor or otherwise, or in which Employee may have a substantial financial or equity interest.

16. No Admission of Liability. The Parties understand and acknowledge that this Agreement constitutes a compromise and settlement of disputed claims. No action taken by the Parties hereto, or either of them, either previously or in connection with this Agreement will be deemed or construed to be: (a) an admission of the truth or falsity of any claims heretofore made or (b) an acknowledgment or admission by either party of any fault or liability whatsoever to the other party or to any third party.

17. No Knowledge of Wrongdoing. Employee represents that he has no knowledge of any wrongdoing involving improper or false claims against a federal or state governmental agency, or any other wrongdoing that involves Employee or any Releasee.

18. Employer’s Tax Liabilities under Inland Revenue Ordinance, Etc. Pursuant to Section 52(7) of the Inland Revenue Ordinance (Cap. 112), Laws of Hong Kong, the Company will withhold severance payments payable under this Agreement which are payable under the provisions hereof on or after May 1, 2006 (unless applied by the Company to make required tax payments with respect to Employee’s tax obligations under the Inland Revenue Ordinance) until the Company receives a written confirmation from the Inland Revenue Department that the Employee has satisfied all his tax liabilities under the Inland Revenue Ordinance and that, in any event, all payments hereunder shall be made net of any required withholding for applicable tax liabilities.

19. Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees and other fees incurred in connection with this Agreement.

20. Indemnification. Employee agreed to indemnify and hold harmless the Company from and against any and all loss, costs, damages or expenses, including, without limitation, attorneys’ fees or expenses incurred by the Company arising out of the breach of this Agreement by Employee, or from any false representation made herein by Employee, or from any action or proceeding which may be commenced, prosecuted or threatened by Employee or for Employee’s benefit, upon Employee’s initiative, or with Employee’s aid or approval, contrary to the provisions of this Agreement. Employee further agrees that in any such action or proceeding, this Agreement may be pled by the Company as a complete defense, or may be asserted by way of counterclaim or cross-claim.

21. Arbitration. The Parties agree that any and all disputes arising out of, or relating to, the terms of this Agreement, their interpretation, and any of the matters herein released, will be subject to binding arbitration in Santa Clara County before the American Arbitration Association under its National Rules for the Resolution of Employment Disputes. The Parties agree that the prevailing party in any arbitration will be entitled to injunctive relief in any court of competent jurisdiction to enforce the arbitration award. The Parties agree that the prevailing party in any arbitration will be awarded its reasonable attorneys’ fees and costs. The Parties hereby agree to waive their right to have any dispute between them resolved in a court of law by a judge or jury. This section will not prevent either party from seeking injunctive relief (or any other provisional remedy) from any court having jurisdiction over the Parties and the subject matter of their dispute relating to Employee’s obligations under this Agreement and the agreements incorporated herein by reference.

22. Authority. The Company represents and warrants that the undersigned has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Agreement. Employee represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him/her to bind them to the terms and conditions of this Agreement. Each party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

23. No Representations. Each party represents that it has had the opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Neither party has relied upon any representations or statements made by the other party hereto which are not specifically set forth in this Agreement.

24. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision so long as the remaining provisions remain intelligible and continue to reflect the original intent of the Parties.

25. Entire Agreement. This Agreement represents the entire agreement and understanding between the Company and Employee concerning the subject matter of this Agreement and Employee’s relationship with the Company, and supersedes and replaces any and all prior agreements and understandings between the Parties concerning the subject matter of this Agreement and Employee’s relationship with the Company, with the exception of the Employment Agreement (but only with respect to Sections 8 and 10 through 12 thereof), the Confidentiality Agreement and the Award Agreements. In the event of any conflict between the provisions of this Agreement and the Employment Agreement, the Confidentiality Agreement or the Award Agreements, this Agreement shall govern, except to the extent the provision set forth in any of the other agreements is more protective of the interests of the Company in which case the most protective such provision shall govern. In the event of a conflict between the terms of the Employment Agreement on the one hand (to the extent the terms thereof survive execution of this agreement) and the Confidential Agreement, on the other hand, the terms of the latter agreement shall govern.

26. No Waiver. The failure of any party to insist upon the performance of any of the terms and conditions in this Agreement, or the failure to prosecute any breach of any of the terms and conditions of this Agreement, will not be construed thereafter as a waiver of any such terms or conditions. This entire Agreement will remain in full force and effect as if no such forbearance or failure of performance had occurred.

27. No Oral Modification. Any modification or amendment of this Agreement, or additional obligation assumed by either party in connection with this Agreement, will be effective only if placed in writing and signed by both Parties or by authorized representatives of each party.

28. Governing Law. This Agreement will be deemed to have been executed and delivered within the State of California, and it will be construed, interpreted, governed by, and enforced in accordance with the laws of the State of California, without regard to conflict of law principles; provided that, notwithstanding the foregoing, Section 15 will be construed, interpreted, governed, and enforced in accordance with the laws of Hong Kong, without regard to conflict of law principles. Other than to the extent the arbitration provisions set forth in Section 20 apply, each party hereby consents to personal and exclusive jurisdiction and venue in the state and federal courts of the State of California with respect to any dispute, conflict, claim or other matter that arises hereunder or related hereto, including to the extent that either party seeks injunctive relief in any court having jurisdiction for any claim relating to the alleged misuse or misappropriation of trade secrets or confidential or proprietary information.

29. Attorneys’ Fees. In the event that either Party brings an action to enforce or effect its rights under this Agreement, the prevailing party will be entitled to recover its costs and expenses, including the costs of mediation, arbitration, litigation, court fees, plus reasonable attorneys’ fees, incurred in connection with such an action.

30. Effective Date. This Agreement is effective after it has been signed by both parties and after seven (7) days have passed since Employee has signed the Agreement (the “Effective Date”), unless revoked by Employee within seven (7) days after the date the Agreement was signed by Employee.

31. Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

32. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims. The Parties acknowledge that:

(a) They have read this Agreement;

(b) They have both engaged, at their own expense, and have been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel;

(c) They understand the terms and consequences of this Agreement and of the releases it contains; and

(d) They are fully aware of the legal and binding effect of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

ASAT HOLDINGS LIMITED

Dated: October 25, 2005	By:	/s/ Henry C. Montgomery
Henry C. Montgomery
Chairman of the Board

HARRY R. ROZAKIS, an individual

Dated: October 26, 2005	/s/ Harry R. Rozakis
Harry R. Rozakis